Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and among

7-ELEVEN, INC.

and

SEI FUEL SERVICES, INC.,

as Buyers,

SUSSER PETROLEUM PROPERTY COMPANY LLC

SUNOCO RETAIL LLC,

STRIPES LLC,

TOWN & COUNTRY FOOD STORES, INC.,

and

MACS RETAIL LLC,

as Sellers,

and, solely for purpose of Section 5.21,

SUNOCO FINANCE CORP.,

and, solely for purposes of Section 11.21,

SUNOCO, LLC

and solely for purposes of Section 5.21 and Section 11.21,

SUNOCO LP

April 6, 2017

v

SCHEDULES

Schedule 1.1(ii)	Assumed Contracts
Schedule 1.1(iii)	Ground Leases
Schedule 1.1(iv)	Owned Real Properties; Land Bank Properties
Schedule 1.1(v)	Personal Property Leases
Schedule 1.1(vi)	Real Property Leases
Schedule 1.1(viii)	Station Properties
Schedule 1.1(ix)	Third Party Leases
Schedule 1.1(x)	Transferred Permits
Schedule 1.1(xi)	Other Assets
Schedule 1.1(xii)	Title Policy
Schedule 1.1(xiii)	Pre-Closing Environmental Liabilities
Schedule 1.1(xv)	Approved Environmental Consultants
Schedule 1.1(xvii)	Agreed Principles
Schedule 1.1(xviii)	Reference 2016 EBITDA
Schedule 2.2(b)	Excluded Contracts
Schedule 2.2(e)	Excluded Assets
Schedule 2.2(p)	Excluded Personal Property
Schedule 2.7	Assigned Drop Value
Schedule 2.9(a)(i)	2016 Financial Information
Schedule 2.9(a)(ii)	Q1 2017 Financial Information
Schedule 3.3	No Conflicts; Required Consents
Schedule 3.4	Tax Matters
Schedule 3.5	No Litigation
Schedule 3.6	Compliance with Laws
Schedule 3.8(b)	Environmental Permits
Schedule 3.9(b)	Conditions of Assets
Schedule 3.9(c)	Restrictions on Assets
Schedule 3.10(b)	Owned Real Properties – Rights to Use or Occupy
Schedule 3.10(c)	Owned Real Properties – Rights to Purchase
Schedule 3.10(d)(i)	Open Pre-Signing Condemnation Actions
Schedule 3.10(d)(ii)	Open Pre-Signing Casualty
Schedule 3.10(e)	Real Property – Contracts
Schedule 3.11	Assumed Contracts Matters
Schedule 3.12(a)	Registered Intellectual Property
Schedule 3.12(f)	Sellers’ Systems
Schedule 3.12(g)	Privacy and Data Security
Schedule 3.13	Benefit Plans
Schedule 3.17	Actions Outside the Ordinary Course
Schedule 3.18(a)	Consignment Inventory
Schedule 3.18(b)	Product Warranty Claims

Schedule 3.19	Material Contracts
Schedule 3.21	Zoning
Schedule 3.23	Access/Sewer and Water
Schedule 3.24	Bonds
Schedule 4.3	No Violation; Third Party Consents
Schedule 5.2(f)	Conduct of Business Pending the Closing
Schedule 5.5(b)(i)	Fuel Equipment Inspections and Repairs
Schedule 5.5(c)	Post-Closing Inspection and Repair Activities
Schedule 5.9(b)	Lease Term Renewal Options
Schedule 5.9(c)	Affiliate Contracts
Schedule 5.11(a)	Restricted Areas
Schedule 5.11(c)(iii)	Ongoing Operations
Schedule 5.15	Non-Solicitation
Schedule 5.18	Seller Rejected Properties
Schedule 5.19	Prospective Leases
Schedule 6.9	Condemnation Matters
Schedule 6.14(a)	Station Property Work
Schedule 6.14(b)	Station Property Work Specifications
Schedule 7.1(b)	Antitrust and Government Approvals

EXHIBITS

Exhibit A	Inventory Procedures
Exhibit B-1	ESA Phase I Protocols
Exhibit B-2	ESA Phase II Protocols
Exhibit C	Key Terms of Supply Agreement
Exhibit D	Tank and Line Testing Protocols

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of April 6, 2017 (the “Signing Date”), by and among Susser Petroleum Property Company LLC, a Delaware limited liability company (“PropCo”), Sunoco Retail LLC, a Pennsylvania limited liability company (“Sunoco Retail”), Stripes LLC, a Texas limited liability company (“Stripes”), Town & Country Food Stores, Inc., a Texas corporation (“Town & Country”) and MACS Retail LLC, a Virginia limited liability company (“MACS,” and, together with PropCo, Sunoco Retail, Stripes and Town & Country, referred to herein collectively as “Sellers,” and each, individually, as a “Seller”), 7-Eleven, Inc., a Texas corporation (“7-Eleven”) and SEI Fuel Services, Inc., a Texas corporation and wholly-owned subsidiary of 7-Eleven (“SEI Fuel,” and, together with 7-Eleven, referred to herein collectively as “Buyers,” and each, individually, as a “Buyer”), and, solely for the purposes of Section 5.21 of this Agreement, Sunoco Finance Corp., a Delaware corporation (“Sunoco Finance”), and, solely for the purposes of Section 11.21 of this Agreement, Sunoco, LLC, a Delaware limited liability company (“Sunoco, LLC”), and solely for the purposes of Section 5.21 and Section 11.21 of this Agreement, Sunoco LP, a Delaware limited partnership (“Sunoco LP,” and, together with Sunoco, LLC, referred to herein collectively as “Guarantors,” and each, individually, as a “Guarantor”).

RECITALS

WHEREAS, Sellers collectively own or lease a portfolio of 1,112 retail fuel outlets in 19 geographic regions, including ancillary businesses, such as convenience stores located at such retail fuel outlets and food service concepts, including the Laredo Taco Company, each of which is operated and managed by a Seller, as well as 55 other linked assets and/or real estate, which outlets and other assets are more fully identified on Schedule 1.1(ii) through Schedule 1.1(xi) hereto (the “Business”);

WHEREAS, as a material inducement to Sellers’ and Guarantors’ willingness to enter into this Agreement and perform their obligations hereunder, Buyers have agreed that SEI Fuel shall, at the Closing, on the terms and subject to the conditions set forth in this Agreement, enter into the Supply Agreement (as defined below) with Sunoco, LLC, a Delaware limited liability company (“SUN LLC”); and

WHEREAS, subject to the terms and conditions hereof, Sellers desire to sell to Buyers, and Buyers desire to purchase from Sellers, the Assets for the consideration specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1:

“2016 Adjustments” has the meaning set forth in Section 2.9(b).

“2016 EBITDA Shortfall” has the meaning set forth in Section 2.9(f).

“2016 Financial Information” has the meaning set forth in Section 2.9(a).

“7-Eleven” has the meaning set forth in the preamble of this Agreement.

“Accounting Referee” has the meaning set forth in Section 2.6.

“Acquired Stores” has the meaning set forth in Section 5.11(c)(iv).

“Acquisition Non-Competition Agreement” means any Contract of any Seller or any Affiliate of Seller restricting a Person from competing against the Business or any Assets that was entered into in connection with an acquisition from, or other business combination with, such Person.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise; provided, however, that for purposes of this Agreement, “Affiliate” shall not, with respect to Sellers or Sunoco LP, include any of LE GP, LLC, a Delaware limited liability company, Energy Transfer Equity, L.P., a Delaware limited partnership, or any of their respective controlled Affiliates, other than Sunoco LP and its controlled Affiliates (such Persons specified in this proviso, collectively, the “Other ET Entities”).

“Affiliate Contracts” has the meaning set forth in Section 5.9(c).

“Agreed Inventory Valuation Procedures” means the procedures for determining the LSP Estimated Inventory Value, Estimated Fuel Inventory Value, Estimated Petty Cash Value, Estimated Non-Fuel Inventory Value, the LSP Final Inventory Value, the Final Fuel Inventory Value, the Final Petty Cash Value and the Final Non-Fuel Inventory Value set forth on Exhibit B.

“Agreed Principles” means the agreed principles with respect to calculating the EBITDA for the Business, as set forth on Schedule 1.1(xvii).

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Allocation” has the meaning set forth in Section 2.6.

“Alternative Proposal” has the meaning set forth in Section 5.15.

“Ancillary Agreements” means, collectively, the Assignment and Assumption Agreement, the Bill of Sale, the Special Warranty Deeds, each Assignment and Assumption of Real Property Lease, each Assignment and Assumption of Third Party Lease, the APlus License

Agreement, the LTC License Agreement, the Stripes License Agreement, the Supply Agreement, the Transition Services and Operations Agreement, the Transportation Services Agreement, the Escrow Agreement, the Guarantee Agreement and each other agreement, certificate, instrument and document required to be delivered at the Closing or otherwise contemplated hereby.

“Antitrust Division” means the Antitrust Division of the United States Department of Justice.

“APlus License Agreement” means a license agreement to be entered into by and between the applicable Buyer and Sunoco Retail in the form negotiated by such parties as contemplated by Section 5.20.

“Approved Environmental Consultants” means the environmental consultants listed on Schedule 1.1(xv) and any other environmental consultants mutually agreed upon by Buyers and Sellers.

“Arbitration Firm” means such arbitration firm to be agreed upon by Sellers and Buyers within fifteen (15) days after the Signing Date.

“Assets” means all assets, properties, rights, goodwill, going concern value, claims and business of every nature, kind and description, whether tangible or intangible, real, personal or mixed, accrued or contingent, (A) located at any Real Property or (B) owned by Sellers or any of their respective Subsidiaries and primarily related to the Business, including:

(a)    the Owned Real Properties,

(b)    the Assumed Contracts, and all funds on deposit, credits, advance payments, prepaid expenses, utility deposits, claims for refunds (excluding any Tax refunds) and rights of offset in respect thereof and retentions or holdbacks of a Seller, in each case under the Assumed Contracts,

(c)    the Personal Property,

(d)    the Inventory,

(e)    the Transferred Permits,

(f)    the Petty Cash at the Station Properties,

(g)    the Documents,

(h)    the Stripes Intellectual Property and the LTC Intellectual Property,

(i)    all telephone and facsimile numbers, post office boxes, telephone and other directory listings and similar property,

(j)    to the extent transferable, all rights of Sellers under or pursuant to all warranties, representation and guarantees made by suppliers, distributors, manufacturers and contractors to the extent relating to products sold to Sellers that constitute Assets, or services provided to Sellers that primarily relate to any Assets, or to the extent affecting any Assets,

(k)    all claims, counterclaims, causes of action, and rights of recourse of Sellers against third parties to the extent relating to the Assets or Assumed Liabilities (but excluding any claims, counterclaims, causes of action, and rights of recourse that relate to any Excluded Liabilities or Excluded Assets) whether choate or inchoate, known or unknown, contingent or non-contingent,

(l)    all of Sellers’ goodwill and other intangible assets attributable to the Business or any Asset,

(m)    CMF 24-Hour Monitoring, if it is designated as an Asset pursuant to Section 5.14(f), and

(n)    any other assets set forth on Schedule 1.1(xi) or designated as Assets pursuant to Section 5.14;

provided that the term “Assets” shall not include any Excluded Assets or any books, files, records and other materials and documents of Sellers or any of their Subsidiaries other than the Documents.

“Assets List” has the meaning set forth in Section 5.14(e).

“Assigned Drop Value” has the meaning set forth in Section 2.7.

“Assignment and Assumption Agreement” has the meaning set forth in Section 9.2(c).

“Assignment and Assumption of Real Property Lease” has the meaning set forth in Section 9.2(d).

“Assignment and Assumption of Third Party Lease” has the meaning set forth in Section 9.2(e).

“Assumed Contracts” means those Contracts set forth on Schedule 1.1(ii), the Real Property Leases, and those Contracts that Buyers elect to assume in accordance with Section 5.14.

“Assumed Environmental Liabilities” has the meaning set forth in Section 6.1(a)(v).

“Assumed Liabilities” has the meaning set forth in Section 2.3(a).

“Base Price” means Three Billion Three Hundred Five Million Five Hundred and Seventy Five Thousand Dollars ($3,305,575,000.00).

“Benefit Plans” has the meaning set forth in Section 3.13(a).

“Bill of Sale” has the meaning set forth in Section 9.2(a).

“Business” has the meaning set forth in the recitals of this Agreement.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the State of Texas are authorized or required by Law to be closed.

“Buyer” or “Buyers” has the meaning set forth in the preamble of this Agreement.

“Buyer Employee” has the meaning set forth in Section 6.4(a).

“Buyer Fundamental Representations” has the meaning set forth in Section 8.1(a)(ii).

“Buyer General Representations” means all Buyer Surviving Representations other than the Buyer Fundamental Representations.

“Buyer Indemnified Parties” has the meaning set forth in Section 8.2.

“Buyer Surviving Representations” has the meaning set forth in Section 8.1(a)(ii).

“Buyers’ Proposed 2016 Adjustment” has the meaning set forth in Section 2.9(b).

“Buyers’ Proposed 2017 Adjustment” has the meaning set forth in Section 2.9(c).

“Cap” has the meaning set forth in Section 8.4(b).

“Casualty” has the meaning set forth in Section 6.8(a).

“Casualty Event” has the meaning set forth in Section 6.8(b).

“CERCLA” means the federal Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., as amended.

“CIC Conversion Date” means the date on which a particular Station Property is converted from Seller-operated to Buyer-operated or commissioned marketer-operated following the Closing, pursuant to the terms of the Transition Services and Operations Agreement.

“Claim Subject to Escrow” has the meaning set forth in Section 8.15(a).

“Closing” has the meaning set forth in Section 9.1.

“Closing Cash Payment” has the meaning set forth in Section 2.4(a).

“Closing Date” has the meaning set forth in Section 9.1.

“Closing Documents” means, collectively, the Assignment and Assumption Agreement, the Bill of Sale, the Special Warranty Deeds, each Assignment and Assumption of Real Property Lease and each Assignment and Assumption of Third Party Lease.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commitment” or “Commitments” has the meaning set forth in Section 5.6(a).

“Condemnation Action” has the meaning set forth in Section 6.9.

“Confidentiality Agreement” means that certain Confidentiality and Nondisclosure Agreement dated as of October 31, 2016, by and between 7-Eleven and Sunoco LP, as amended by those certain Rider and Addendum to the Confidentiality and Nondisclosure Agreement dated as of February 6, 2017, and as further amended and supplemented from time to time.

“Contamination” means the presence in the environment, whether known or unknown, of Hazardous Materials at, on or under, or originating or migrating from, any Station Property, including any Offsite Contamination. “Contamination” also shall include any increase in or exacerbation of any Contamination.

“Contract” means any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement (whether written or oral, and whether express or implied) that is legally binding.

“Contract Consents” has the meaning set forth in Section 5.9(c).

“Contracts List” has the meaning set forth in Section 5.14(a).

“Covered Transaction Expenses” means documented out-of-pocket fees and expenses actually and reasonably incurred by Sellers and their Affiliates for (a) the Commitments (including search fees) and the Title Policies with respect to all Owned Real Property and Leased Real Properties, (b) the Surveys (including any subsequent update to existing or new surveys), (c)(i) any Phase I ESAs and (ii) any Phase II ESAs required pursuant to Section 5.5(a), (d) the Fuel Equipment Inspections (provided, that (i) any repair costs related thereto shall not be considered Covered Transaction Expenses and (ii) any fees and expenses for retests of Fuel Equipment Inspections, other than Qualified Retesting Costs, shall not be considered Covered Transaction Expenses), (e) any filing fees payable to Governmental Entities in connection with filings that are reasonably necessary in connection with the transactions contemplated hereby, including HSR Filings, (f) the services of the Title Company in connection with the transactions contemplated by this Agreement, (g) any recording fees that are paid in connection with the transactions contemplated hereby, (h) all Transfer Taxes and (i) Independent Auditor’s fees and expenses to conduct the physical cost of non-fuel inventory in accordance with Exhibit B; provided, however, that “Covered Transaction Expenses” shall not include fees and expenses of counsel, investment banking firms and financial advisors (and their respective counsel), accountants, experts, consultants and other advisors and any fees or expenses in connection with Buyers obtaining any debt or equity financing.

“Cutoff Date” has the meaning set forth in Section 8.1(a)(i).

“Data Room Site” means the virtual data room site entitled “Project Ardmore Data Room,” established by Sellers, in connection with the sale of the Assets, to which Buyers and their requested Representatives have been given access.

“Deductible” has the meaning set forth in Section 8.4(a).

“Defect” or “Defects” has the meaning set forth in Section 5.6(a).

“Disclosure Matters” has the meaning set forth in Section 5.22(c).

“Disclosure Schedules” means the Schedules attached to this Agreement.

“Documents” means (a) all books, files, records and other materials and documents of Sellers (in whatever format they exist, whether hard copy or electronic) (i) to the extent relating to any Station Property or to the extent relating primarily to the Business or the Assets and necessary for the operation of the Business or (ii) located at a Station Property as of the Effective Time, (b) all environmental reports and documents and property files to the extent related to any Station Property, and (c) to the extent transferable under applicable Law, personnel records and files related to Buyer Employees but excluding (i) personnel files for any employees of Sellers who are not Buyer Employees and (ii) Sellers’ Records, in each case, whether or not in electronic form. Sellers may retain an original of each Document that relates to any Excluded Asset and provide a copy thereof to Buyers.

“EBITDA for the Business” means, for any period and without duplication, the sum of (i) the combined site specific net income for each of the 1,120 retail fuel locations together with the 56 ancillary properties originally included in the 19 markets comprising the Business (with no adjustments for any additional sites added to or removed from the Station Properties ultimately included as part of the Assets) plus (ii) to the extent included in the calculation of such net income, the sum of (A) interest expense, (B) income tax expense and (C) depreciation and amortization expense, in each case calculated in accordance with the Agreed Principles.

“Effective Time” means 12:01 a.m., Dallas, Texas time, on the Closing Date.

“Engineering and Institutional Controls” means those restrictions and requirements imposed or approved by any Governmental Entity or set forth in any deeds in the chain of title for a Station Property with respect to activities on and/or the use of the Real Property, including easements, paving caps, engineered barriers, groundwater restrictions, activity and use limitations or restrictions pursuant to applicable Law, environmental land use controls, restrictive covenants, well drilling prohibitions, zoning restrictions, special building permit requirements, deed notices, and registration of sites containing Hazardous Materials that exceed actionable levels for remediation established pursuant to Environmental Law.

“Environmental Law” or “Environmental Laws” mean any and all applicable Laws relating to pollution, the protection of environment or worker health and safety, or Hazardous Materials, including, CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq., the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq., the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq., the Federal Water Pollution Control Act, as amended, 42 U.S.C. § 1251, et seq., the Federal Hazardous Materials Transportation Act, 49 U.S.C. § 5101, et seq., Oil Pollution Act of 1990, 33 U.S.C. sec. 2701 et seq.; the Safe Drinking Water Act, 42 U.S.C. sec. 300f et seq.; the Occupational Safety and Health Act of 1970, 29 U.S.C. sec. 651 et seq., any amendments to the foregoing, and any similar federal, state or local Laws.

“Environmental Liabilities” means any and all obligations, responsibilities, Proceedings and Liabilities (including Third Party Claims) arising under Environmental Laws or provisions relating to Hazardous Materials or Environmental Laws under Contracts, arising from Contamination, or otherwise related to the environment, pollution, natural resources, Hazardous Materials (including the Release or threatened Release of Hazardous Materials into the environment) or any investigatory remedial, or corrective action costs related to the Release or threatened Release of Hazardous Materials, whether known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, arising from or related to conditions occurring at, to or from any Station Property.

“Environmental Liability Assumption Date” means the sixth (6th) anniversary of the Closing Date.

“Environmental Liability Presumption Change Date” means the fifth (5th) anniversary of the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Escrow Agent” means the escrow agent to be agreed upon by Sellers and Buyers within fifteen (15) days after the Signing Date.

“Escrow Agreement” means an escrow agreement to be entered into by and among Sellers, Buyers and the Escrow Agent, in substantially the form negotiated by the parties as contemplated by Section 5.20.

“Estimated Fuel Inventory Value” has the meaning set forth in Exhibit B.

“Estimated Inventory Value” has the meaning set forth in Exhibit B.

“Estimated Non-Fuel Inventory Value” has the meaning set forth in Exhibit B.

“Estimated Petty Cash Value” has the meaning set forth in Exhibit B.

“Excess Covered Transaction Expenses” means an amount equal to the Covered Transaction Expenses minus the sum of (a) Twenty Five Million Dollars ($25,000,000) plus (b) the expenses described in Section 5.18 and Section 5.5(d); provided, however, that such amount shall not be less than zero.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Contracts” has the meaning set forth in Section 2.2(b).

“Excluded Liabilities” has the meaning set forth in Section 2.3(b).

“Final 2016 EBITDA” has the meaning set forth in Section 2.9(f).

“Final 2017 Q1 EBITDA” has the meaning set forth in Section 2.9(g).

“Final Allocation” has the meaning set forth in Section 2.6.

“Final Fuel Inventory Value” has the meaning set forth in Exhibit B.

“Final Non-Fuel Inventory Value” has the meaning set forth in Exhibit B.

“Final Petty Cash Value” has the meaning set forth in Exhibit B.

“FTC” means the United States Federal Trade Commission.

“Fuel Equipment” means all fuel fixtures and equipment attached or affixed to, located at, or used or held for use in connection with the Station Properties, including all petroleum pumps and dispensers, dispenser pans or under-dispenser containers and overfill sumps, vapor recovery equipment, automatic tank gauges, leak detectors, underground and aboveground fuel storage tanks and associated piping, fuel lines, fittings and connections and other related equipment of Sellers used or held for use or located at the Station Properties.

“Fuel Equipment Contractors” has the meaning set forth in Section 5.5(b)(i).

“Fuel Equipment Inspections” has the meaning set forth in Section 5.5(b)(i).

“Fuel Equipment Repairs” means any repairs required to remedy any leaks, cracks, damage or improper installation, maintenance or repair in, to or with respect to the Fuel Equipment or any component thereof in order to comply with applicable Laws, including any upgrades required to the Fuel Equipment to the extent necessary to make the Fuel Equipment compliant with applicable Laws or Standards, and in order to pass the Fuel Equipment Inspections.

“Fuel Inventory” means all gasoline, diesel fuel, kerosene and other petroleum based motor fuels stored in bulk and held for sale to the public at the Station Properties.

“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.

“Governmental Entity” means any court, legislature, office, department, commission, board, bureau, agency, authority, instrumentality or other similar recognized body of any federal, state, county, district, local or foreign or other government unit or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), and whether now or hereafter in existence, including any court, tribunal or arbitrator (public or private).

“Ground Leases” means those Real Property Leases set forth on Schedule 1.1(iii), pursuant to which a Seller leases from a third party the underlying real property owned by such third parties.

“Guarantee Agreement” has the meaning set forth in Section 11.21.

“Guarantors” has the meaning set forth in the preamble to this Agreement.

“Hazardous Material” means any substance, material or waste, which is regulated because of its effect or potential effect on public health or the environment, including any substance, material, or waste defined as a “hazardous substance,” “pollutant,” “contaminant,” “toxic chemical,” “hazardous material,” “hazardous waste,” “toxic substance” “hazardous chemical” or “petroleum” under any Environmental Law, and including petroleum or any fraction thereof, petroleum products, oil, gasoline, diesel, MTBE, asbestos, asbestos-containing material, radon, mercury, lead-based paint, urea formaldehyde and polychlorinated biphenyls and any constituents or by-products of such substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Filings” has the meaning set forth in Section 5.4(c).

“HSR Regulatory Approval” has the meaning set forth in Section 5.4(c).

“Income Tax” means any income, capital gains, franchise and similar Taxes.

“Indebtedness” means at a particular time, without duplication, (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements, indemnities due and all other amounts payable in connection therewith), (b) any indebtedness or other Liability evidenced by any note, bond, debenture or other similar instrument or debt security, (c) any financial obligation arising out of interest rate or currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates (valued at the termination value thereof), (d) any reimbursement under letters of credit or similar transactions, (e) any obligation (including accrued interest, termination fees or pre-payment penalties) under any capital lease, (f) any guarantees on behalf of third parties with respect to any obligation described in the preceding clauses (a) through (e), (g) any accrued and unpaid interest owed with respect to any obligation described in the preceding clauses (a) through (f), and (h) any fees, expenses, premiums, penalties (including pre-payment penalties), breakage costs, change of control payments, redemption fees or make-whole payments attributable to or arising under the terms of any obligation described in the preceding clauses (a) through (h).

“Indemnification Notice” has the meaning set forth in Section 8.5.

“Indemnified Party” has the meaning set forth in Section 8.5.

“Indemnifying Party” has the meaning set forth in Section 8.5.

“Indemnity Acknowledgement” has the meaning set forth in Section 8.15(a).

“Indemnity Dispute Notice” has the meaning set forth in Section 8.15(a).

“Indemnity Escrow Account” has the meaning set forth Section 8.15(b).

“Indenture Documents” has the meaning set forth in Section 5.21(d).

“Indenture Measures” has the meaning set forth in Section 5.21(a).

“Independent Auditor” means the independent auditor to be agreed upon by Sellers and Buyers within fifteen (15) days after the Signing Date.

“Intellectual Property” means, collectively, all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the Laws of the United States or in any jurisdiction throughout the world: (a) trademarks, trade names, service names and service marks, trade dress (registered and unregistered), product names, brands, logos and other distinctive identifications and indicia of origin used in commerce, whether registered or existing at common law and whether in connection with products or services, including all applications and registrations and the goodwill connected with the use of and symbolized by any of the foregoing; (b) copyrights (registered and unregistered), works of authorship, whether fixed or unfixed, and any registrations and applications for any of the foregoing, including all applications and registrations, and works of authorship, whether or not copyrightable; (c) patents and industrial design registrations and patent applications (including any continuations, continuations-in-part, renewals, reissues, reexaminations and applications for any of the foregoing); (d) websites and internet domain name registrations; (e) proprietary and/or confidential business information, know-how, trade secrets, inventions, discoveries, improvements, designs, technologies, processes, methods, techniques, protocols, formulae, algorithms, compositions, industrial models, architectures, layouts, drawings, plans, specifications, methodologies and ideas; (f) shrink-wrap, click-wrap or similar licenses provided in connection with off-the-shelf or pre-loaded software or online services; (g) social media sites (e.g., Facebook, Twitter, YouTube, etc.) used by any Seller or any of their Affiliates (excluding the Other ET Entities); (h) computer software including source code, object code, firmware, systems, tools, data, databases and related documentation; and (i) all other intellectual property and interests and protections and other rights that are associated with, similar to, or required for the exercise of, any of the foregoing.

“Inventory” means the Fuel Inventory, Merchandise Inventory (of every type and description, including alcohol and alcoholic beverages), supplies inventory and other consumable items not intended for retail sale, food service inventory; provided, however, that Inventory does not include any inventory that cannot be transferred pursuant to applicable Law, any proprietary products that Sellers intend to remove prior to the applicable CIC Conversion Date or cash drawer contents (including Petty Cash) located at the Station Properties and owned by a Seller at the Closing.

“IRS” means the United States Internal Revenue Service.

“Issuers” has the meaning set forth in Section 5.21(a).

“Knowledge of Sellers” (or similar terms) means actual knowledge of Darryl Krebs, Arnnie Dodderer, Tom Miller, Joseph Kim, Joseph Roberts, Brian Hand, George Mrvos, Leti Andrade, Todd Frazee, Leta McKinley, Gerald “Chip” Damico, Brad Williams and Blake Heinemann, after due and appropriate inquiry by the foregoing persons of those persons within

Sellers’ organization or who have been retained by, or have continued to provide services to, a Seller in connection with the transactions contemplated by this Agreement (e.g., environmental consultants) who are, in the reasonable judgment of such foregoing persons, in a position to be most familiar with the applicable subject matter.

“Ladson Grill Intellectual Property” means all brands, trademarks, recipes and know-how owned by Sellers and their Affiliates, to the extent related primarily to the conduct of the “Ladson Grill” business as currently conducted by Sellers and their Affiliates in convenience stores.

“Land Bank Property” means all of the Real Property set forth on Schedule 1.1(iv) designated as “Land Bank Property.”

“Law” means any statute, law (including fundamental principles of common law), directive, code, requirement, restriction, Permit, Order, ordinance, rule or regulation issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case that is legally enforceable and as in effect on the Signing Date.

“Lease Amendments” has the meaning set forth in Section 5.9(b).

“Lease Consent” has the meaning set forth in Section 5.9(a).

“Lease Estoppel” has the meaning set forth in Section 5.13(a).

“Leased Real Properties” means all of the real property subject to a Real Property Lease.

“Liability” or “Liabilities” means and includes any direct or indirect liability, debt, loss, damage, adverse claim, fine, Tax, penalty or obligation whether fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured, joint or several, absolute or contingent, accrued or unaccrued, due or become due and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto, whether called a liability, obligation, Indebtedness, guaranty, endorsement, claim or responsibility or otherwise.

“Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, including any restriction or encumbrance of any kind encumbering on or affecting title to any Assets and any mechanic’s or materialmen’s liens.

“Loss” or “Losses” means all Liabilities, losses, damages, judgments, diminution in value, awards, claims, penalties and settlements, including interest, court costs and reasonable fees and expenses of attorneys and expert witnesses that naturally arise from or relate to, or are the probable and reasonably foreseeable (or within the contemplation of the Parties as of the Signing Date) consequence of, the breach of this Agreement; provided, however, that “Losses” shall not include punitive damages unless awarded by a court of competent jurisdiction in a third party proceeding.

“LSP Escrow Account” has the meaning set forth in Section 2.4(b).

“LSP Escrow Amount” has the meaning set forth in Section 2.8.

“LSP Estimated Inventory Value” has the meaning ascribed to such term in the definitive Inventory Procedures on Exhibit B, when finalized in accordance with Section 5.20.

“LSP Final Inventory Value” has the meaning ascribed to such term in the definitive Inventory Procedures on Exhibit B, when finalized in accordance with Section 5.20.

“LTC Intellectual Property” means all brands, trademarks, recipes and know-how owned by Sellers and their Affiliates, to the extent related primarily to the conduct of the “Laredo Taco Company” business as currently conducted by Sellers and their Affiliates in Stripes convenience stores.

“LTC License Agreement” means a license agreement to be entered into by and between the applicable Buyer and Stripes in the form negotiated by the parties as contemplated by Section 5.20.

“MACS” has the meaning set forth in the preamble of this Agreement.

“made available” means such documents, materials or other information available and accessible to Buyers and their requested Representatives in the Data Room Site as of date after the Signing Date by which this Agreement requires that documents, materials or other information must be included in the Data Room Site or provided to Buyers.

“Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect (whether or not foreseeable, known as of the Signing Date or Closing Date or covered by insurance) having, or that would reasonably be expected to have, either by itself or in the aggregate with respect to all such matters, a material adverse effect on (a) the operations, results of operations, Assumed Liabilities, Assets or the Business, taken as a whole, or (b) the ability of Sellers to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby, other than any change, event, circumstance, development, condition, occurrence or effect relating to: (i) any changes in the United States or global economy in general as a whole; (ii) any changes in conditions affecting the industries in which Sellers operate in general, including the demand for gasoline and fluctuations in the price and quality of oil; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) the identity of Buyers or any of their Affiliates as the buyers of the Business or the announcement of this Agreement in accordance with Section 11.1; (v) compliance with the terms of this Agreement or actions of a Seller or any of its Affiliates (including the Other ET Entities) that Buyers have expressly requested or to which Buyers have expressly consented; (vi) any outbreak or escalation of hostilities or act of terrorism involving, or any declaration of war by, the United States; (vii) earthquakes, hurricanes, tornadoes, floods or other natural or man-made disasters; (viii) changes in, or in the application of, applicable Laws or accounting principles; or (ix) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, however, that any change, event, circumstance, development, condition, occurrence or effect referred to in the immediately foregoing clauses (i), (ii), (iii) and (viii) shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur to the extent that the impact of such change, event, circumstance, development, condition, occurrence or effect has a disproportionate adverse impact on the Business, taken as a whole, as compared to other participants in the industries in which Sellers operate the Business.

“Material Contract” has the meaning set forth in Section 3.19.

“Material Environmental Condition” means an environmental condition in the soil or groundwater that materially impacts a Station Property or exposes a Buyer to potential Liability arising from such condition, in each case from (a)(i) the existence or likelihood of migration of Contamination onto the Station Property from an offsite location in amounts or concentrations that exceed reportable or actionable levels for remediation established pursuant to Environmental Law, (ii) the existence or likelihood of migration of Contamination from a Station Property to an offsite location other than in trace or naturally occurring background amounts or concentrations, (iii) the existence of Contamination of an aquifer or drinking water system or (iv) the presence of MTBE or (b) potentially material business disruption at the Station Property in connection with Remediation Activities (it being understood that in no event shall any shutdown of a Station Property for less than fifteen (15) days to permit Remediation Activities, in and of itself, be considered a material business disruption at a Station Property); provided, however, that for the purposes of this paragraph, a “likelihood” refers to something that is “more likely than not.”

“Material Intellectual Property” has the meaning set forth in Section 3.12(a).

“Merchandise Inventory” means saleable items of merchandise of every type and description (including alcohol and alcoholic beverages) at the Station Properties as of the Closing excluding Fuel Inventory, supply inventory and fuel service inventory.

“MTBE” means methyl tertiary butyl ether.

“NFA Status” means either: (a) a written determination or comparable written statement received (including by a posting on its website) from a Governmental Entity or licensed remediation/environmental professional with authority over such matter that no further Remediation Activities are required to meet applicable clean-up standards based on the commercial or industrial use of the applicable Station Property on the Closing Date under Environmental Laws; or (b) when all Remediation Activities have been completed to meet applicable clean-up standards based on the commercial or industrial use of the applicable Station Property on the Closing Date under Environmental Laws if such Environmental Laws do not provide for a mechanism to receive such a written determination; provided that with respect to any Leased Real Property, the Remediation Activities must also meet applicable clean-up standards required by the Real Property Lease for such Leased Real Property.

“Non-Permitted Encumbrances” has the meaning set forth in Section 5.6(a).

“Non-Transferred Contract” has the meaning set forth in Section 5.9(e).

“Note Indentures” means, collectively, the indenture, dated as of April 1, 2015, by and among the Issuers, the guarantors listed therein and U.S. Bank National Association, as amended by that certain first supplemental indenture, dated as of September 14, 2015, and as further amended by that certain second supplemental indenture, dated as of April 6, 2016; the indenture, dated as of July 20, 2015, by and among the Issuers, the guarantors listed therein and U.S. Bank National Association, as amended by that certain first supplemental indenture, dated as of September 14, 2015, and as further amended by that certain second supplemental indenture, dated as of April 7, 2017; and the indenture, dated as of April 7, 2016, by and among the Issuers, the guarantors listed therein and U.S. Bank National Association.

“Notes” shall have the meaning ascribed to such term in the applicable Note Indenture.

“Notes Guarantors” has the meaning set forth in Section 5.21(a).

“Objection Notice” has the meaning set forth in Section 5.22(c).

“Objection Trigger” has the meaning set forth in Section 5.22(c).

“Objectionable Disclosure Matter” has the meaning set forth in Section 5.22(c).

“Offsite Contamination” means the presence in the environment, whether known or unknown, of Hazardous Materials that have migrated on or to any Station Property from a property other than a Station Property.

“Objectionable Disclosure” has the meaning set forth in Section 5.13(c).

“Ongoing Operations” has the meaning set forth in Section 5.11(c)(iii).

“Open Pre-Signing Condemnation Actions” means any Proceeding set forth on or required to be set forth on Schedule 3.10(d)(i).

“Open Pre-Signing Casualty” means any Casualty set forth or required to be set forth on Schedule 3.10(d)(ii).

“Order” means any order, ruling, mandate, writ, injunction, judgment, settlement, verdict, decree or arbitration award of any Governmental Entity.

“Ordinary Course Environmental Liability” has the meaning set forth in Section 6.1(a)(iii).

“Ordinary Course of Business” means, with respect to Sellers, the ordinary course of business of Sellers during the period from December 31, 2016 to the Signing Date.

“Other ET Entities” has the meaning set forth in the definition of “Affiliate.”

“Owned Real Properties” means, collectively, all of the real property set forth on Schedule 1.1(iv) (and, to the extent reasonably agreed by Sellers and Buyers, any real property contiguous therewith, in each case, owned or leased by Sellers or any of their Affiliates or the

Other ET Entities), including the real property designated as Land Bank Property on Schedule 1.1(iv), in each case, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights, benefits, privileges, tenements, hereditaments, reversions, remainders, appurtenances and interests appurtenant thereto, owned by one or more Sellers or any of their Affiliates or the Other ET Entities and the rights of Sellers or any of their Affiliates or the Other ET Entities, if any, in and to (a) strips and gores between any such Real Property and abutting Real Properties and (b) land lying in or under the bed of any street alloy, round or right-of-way abutting any of such Real Properties.

“Partial Condemnation Action” has the meaning set forth in Section 6.9.

“Party” or “Parties” means Buyers and/or Sellers, as the case may be.

“Per-Claim Deductible” has the meaning set forth in Section 8.4(a).

“Permits” means licenses, sublicenses, permits, approvals, certificates, certifications, registrations, exemptions, variances, permissive uses, consents, and other authorizations of every nature whatsoever, in each case, issued or granted by or obtained from Governmental Entities and any renewals thereof, including appropriate certificates of occupancy and liquor license permits.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other Liens arising or incurred in the Ordinary Course of Business for amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings or bonded over, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or, if delinquent, that are being contested in good faith by appropriate Proceedings, (c) Liens granted to any lender at the Closing in connection with any financing by Buyers of the transactions contemplated hereby, (d) zoning, building codes and other land use Laws regulating the use or occupancy of the Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such Real Property, but excluding any material violations of any such Laws, (e) any right, interest, Lien or title of a licensor, sublicensor, licensee, sublicensee, lessor, sublessor or sublessee under any Assumed Contract to the extent created pursuant to the provisions of such Assumed Contract, but expressly excluding Liens arising as a result of a default (other than a default by any Buyer) under any such Assumed Contract, (f) any Lien or encumbrance on the fee interest of real property covered by any Real Property Lease, (g) any statutory lien arising in the Ordinary Course of Business by operation of law with respect to a liability that is not yet due or delinquent, (h) any utility company rights of way, properly recorded easements or franchises for electricity, water, steam, gas telephone or other service or the rights to use and maintain poles, lines, wires, cables pipes, boxes and other fixtures and facilities in, over, under and upon any Station Property that are included in the Assets, excluding any encroachments thereon, but excluding any violations of any such rights, (i) Liens created by Buyers’ examination or inspection of the Assets, including any entry upon any Real Property in connection therewith, and any Permitted Real Property Encumbrances and (j) Permitted Real Property Encumbrances.

“Permitted Real Property Encumbrances” has the meaning set forth in Section 5.6(b).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, Governmental Entity or other legal entity.

“Personal Property” means all furniture, furnishings, leasehold improvements, fixtures, equipment (including point of sale equipment), Fuel Equipment, product dispensers, pumps, air compressors, lifts, convenience store coolers and car washing equipment, machinery, signs, tools, motor vehicles, office equipment, supplies, computers, networking and other data transmission cables and wiring, telephone numbers, mops, brooms and other cleaning supplies, crates, totes and other items of tangible personal property, in each case owned by Sellers and used or held for use in the operation, ownership, lease or license of the Assets or the Business and located at the Station Properties (excluding any Rejected Property).

“Personal Property Leases” the leases and rental agreements in respect of leased or rented Personal Property listed on Schedule 1.1(v).

“Petty Cash” means, with respect to each Station Property, the cash left at the premises of such Station Property.

“Phase I ESAs” has the meaning set forth in Section 5.5(a).

“Phase II ESAs” has the meaning set forth in Section 5.5(a).

“Phase I Protocol” means the requirements and protocols set forth in Exhibit B-1.

“Phase II Protocol” means the requirements and protocols set forth in Exhibit B-2.

“Plans” means, collectively, all site plans, architectural renderings, plans and specifications, engineering plans, as-built drawings, floor plans and other similar plans or diagrams, if any, which now or as of the Effective Time are in the possession of any Seller and which relate to any Station Property.

“Post-Closing Environmental Liabilities” means Environmental Liabilities that arise from facts, conditions or events first existing or first occurring at, on, under or from any Station Property after the Closing Date, including Liabilities with respect to Contamination first existing or first occurring after the Closing Date at a Station Property or at a site other than a Station Property to or at which any Buyer or any of their predecessors or Affiliates disposed of or arranged for the disposal of any Hazardous Materials after the Effective Time.

“Post-Closing Inspection and Repair Activities” has the meaning set forth in Section 5.5(c).

“Post-Closing Station Property Work” has the meaning set forth in Section 6.14.

“Pre-Closing Environmental Liabilities” means Environmental Liabilities that arise from facts, conditions or events first existing or first occurring at, on, under or from any Station Property before the Closing Date, including Liabilities with respect to Contamination first existing or first occurring before the Closing Date at a Station Property or at a site other than a Station Property to or at which any Seller or any of their predecessors or Affiliates disposed of or arranged for the disposal of any Hazardous Materials at or prior to the Effective Time.

“Proceeding” means any action, suit, claim (including third party claims), demand, litigation, cause of action, assessment, hearing, proceeding, arbitration, investigation, audit, citation, notice, right in action or mediation by or before any Governmental Entity.

“PropCo” has the meaning set forth in the preamble of this Agreement.

“Property Taxes” means ad valorem, property, excise or similar Taxes based upon operation or ownership of the Assets but excluding, for the avoidance of doubt, Income Taxes and Transfer Taxes.

“Proposed Resolution” has the meaning set forth in Section 5.22(d).

“Purchase Price” has the meaning set forth in Section 2.4(a).

“Q1 2017 Financial Information” has the meaning set forth in Section 2.9(a).

“Qualified Retesting Costs” means documented out-of-pocket fees and expenses actually and reasonably incurred by Sellers and their Affiliates for the first retest of each Fuel Equipment Inspection, up to a maximum aggregate amount for all first retests of One Hundred Twenty-Five Thousand Dollars ($125,000).

“Quarterly Indemnity Escrow Deposit” has the meaning set forth in Section 8.15(b).

“Real Property” means, collectively, all Owned Real Properties and all Leased Real Properties.

“Real Property Leases” means the leases or similar agreements (including all modifications, amendments and supplements thereto) pursuant to which a Seller is a tenant, subtenant, lessee, sublessee or otherwise uses or occupies real property owned by a third party, or the improvements located on real property owned by a third party, as set forth on Schedule 1.1(vi).

“Reference 2016 EBITDA” means an EBITDA for the Business for the fiscal year ended December 31, 2016 set forth on Schedule 1.1(xviii), which has been prepared in accordance with the Agreed Principles.

“Reference 2016 Q1 EBITDA” means the EBITDA for the Business for the three (3) months ended March 31, 2016 reflected in the Reference 2016 EBITDA.

“Reference 2017 Q1 EBITDA” has the meaning set forth in Section 2.9(a).

“Reference Multiple” has the meaning set forth on Schedule 1.1(xxi).

“Registered IP” has the meaning set forth in Section 3.12(a).

“Rejected Property” means, collectively, the Station Properties rejected (a) by Buyers and removed from the Assets pursuant to the terms and conditions of this Agreement, including Section 5.4(d), Section 5.5(d), Section 5.6(b), Section 5.6(c), Section 5.9(a), Section 5.9(b), Section 5.9(c), Section 6.8(b) or Section 6.9 (b) by Sellers and removed from the Assets pursuant to the terms and conditions of this Agreement, under Section 5.5(d) or Section 5.18, or (c) if a third party exercises a ROFR in respect of any Real Property, and removed from the Assets pursuant to the terms and conditions of this Agreement, under Section 5.6(e).

“Release” has the meaning set forth in CERCLA.

“Remedial Action” has the meaning set forth in Section 5.4(d).

“Remediation Activities” means those activities that are required to investigate, assess, remove, remediate, abate (with respect to applicable items such as asbestos, lead and mold) and/or monitor any Pre-Closing Environmental Liabilities in order to comply with all applicable Law and all schedules, approvals and requirements of the appropriate Governmental Entities.

“Repair” has the meaning set forth in Section 6.11(a).

“Repair Amounts” has the meaning set forth in Section 6.11(a).

“Representatives” means, with respect to a Person, its officers, directors, trustees, partners, members, managers, employees, consultants, financial advisors, counsel, accountants, auditors and other agents of such Person.

“Resolution Period” has the meaning set forth in Section 5.22(d).

“Restricted Activities” has the meaning set forth in Section 5.11(a).

“Restricted Area” has the meaning set forth in Section 5.11(a).

“Restricted Parties” has the meaning set forth in Section 5.11(a).

“Review Period” has the meaning set forth in Section 5.22(b).

“ROFR” means right of first refusal or purchase option.

“ROFR Event” has the meaning set forth in Section 5.11(d).

“ROFR Notice” has the meaning set forth in Section 5.11(d).

“Satisfaction and Discharge” has the meaning set forth in Section 5.21(a).

“SEC” has the meaning set forth in Section 3.16(a).

“SEI Fuel” has the meaning set forth in the preamble of this Agreement.

“Seller” or “Sellers” has the meaning set forth in the preamble of this Agreement.

“Seller Estoppel” has the meaning set forth in Section 5.13(b).

“Seller Fundamental Representations” means the representations and warranties in Section 3.1 (Organization), Section 3.2 (Authority and Enforceability), Section 3.3 (No Conflicts), Section 3.9(a) (Title to Assets; Liens), Section 3.10(a) (Real Property) and Section 3.15 (Brokers).

“Seller General Representations” means all Seller Surviving Representations other than the Seller Fundamental Representations.

“Seller Indemnified Parties” has the meaning set forth in Section 8.3.

“Seller-Related Parties” means, collectively, each Seller and such Seller’s subsidiaries and Affiliates, and the Other ET Entities and its and their respective equityholders, Representatives, managers, divisions, contractors, invitees, servants, predecessors, successors and assigns.

“Seller Surviving Representations” has the meaning set forth in Section 8.1(a)(i).

“Seller Taxes” means (a) Income Taxes imposed by any applicable Law on Sellers; (b) Property Taxes allocable to Sellers pursuant to Section 6.2(b) (taking into account, and without duplication of, such Property Taxes effectively borne by Sellers as a result of (i) the adjustments to the Purchase Price made pursuant to Section 2.5 and (ii) any payments made from one Party to the other in respect of Property Taxes pursuant to Section 6.2(b)(i)); (c) any and all Taxes (other than the Taxes described in clauses (a) or (b) of this definition) imposed on or with respect to the ownership or operation of the Assets, the Business or the Assumed Liabilities for any Tax period (or portion thereof) ending before the Closing Date; and (d) any and all Taxes (other than Taxes described in clauses (a), (b) or (c) of this definition) for which Sellers are expressly liable under this Agreement.

“Sellers’ Proposed 2016 Adjustment” has the meaning set forth in Section 2.9(b).

“Sellers’ Records” has the meaning set forth in Section 2.2(n).

“Sellers’ Systems” has the meaning set forth in Section 3.12(f).

“Sensitive Data” has the meaning set forth in Section 3.12(e).

“Shared Assets” has the meaning set forth in Section 5.14(e).

“Shared Contract” means a Contract that relates to both the Business and one or more of the retained businesses of Sellers, and which shall not include any Contract that is an Assumed Contract.

“Signing Date” has the meaning set forth in the preamble of this Agreement.

“Site Access Agreement” has the meaning set forth in Section 6.1(a)(i).

“SNDA” has the meaning set forth in Section 5.13(a).

“Special Warranty Deed” has the meaning set forth in Section 9.2(b).

“Specified Categories” means (i) the following store employee related costs: compensation, taxes, benefits and employee insurance (including workers compensation insurance), (ii) the following facility related costs:    rent, utilities, CAM, taxes and maintenance) and (iii) the following product related costs: cost of goods (including freight), rebates, merchandise inventory write-offs and shrink.

“Standards” has the meaning set forth in Section 5.5(b)(ii).

“Station Operation Employee” has the meaning set forth in Section 6.4(a).

“Station Properties” means, collectively, the 1,112 properties owned or leased by and operated by a Seller, as set forth on Schedule 1.1(viii), including the Land Bank Properties; provided, however, that any Station Properties identified as Rejected Properties in accordance with the terms of this Agreement shall cease to be considered Station Properties for purposes of this Agreement.

“Station Property Work” has the meaning set forth in Section 6.14.

“Station Property Work Specifications” has the meaning set forth in Section 6.14.

“Straddle Period” means any Tax period beginning before and ending on or after the Closing Date.

“Stripes” has the meaning set forth in the preamble of this Agreement.

“Stripes Intellectual Property” means the brands, trademarks, service marks and logos and other indicia or source owned by Sellers and their Affiliates, to the extent related solely to the conduct of the business of Stripes as currently conducted by Sellers and their Affiliates.

“Stripes License Agreement” means a license agreement to be entered into by and between the applicable Buyer and Stripes in the form negotiated by the parties as contemplated by Section 5.20.

“Subsidiary” means, with respect to any Person, any other corporation, partnership, joint venture, limited liability company or any other entity (a) of which such first persons or a Subsidiary of such first person is a general partner or managing member or (b) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned or controlled by such first person and/or one or more Subsidiaries thereof.

“SUN LLC” has the meaning set forth in the recitals.

“Sunoco Retail” has the meaning set forth in the preamble of this Agreement.

“Surveyor” means Millman National Land Services.

“Supply Agreement” means a fuel supply agreement to be entered into by and between SUN LLC and SEI Fuel that reflects the terms described on Exhibit C and which otherwise contains terms and conditions that are mutually agreeable to SUN LLC and SEI Fuel.

“Surveys” has the meaning set forth in Section 5.6(a).

“Survival Date” has the meaning set forth in Section 8.1(a)(iii).

“Tank and Line Testing Protocols” means the requirements and protocols set forth in Exhibit E.

“Tank Owner Change Forms” has the meaning set forth in Section 6.1(d)(ii).

“Target Provisions” has the meaning set forth in Section 5.21(a).

“Tax” or “Taxes” means (a) all taxes, assessments, fees, unclaimed property and escheat obligations, and other charges of any kind whatsoever imposed by any Governmental Entity, including any federal, state, local and/or foreign income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution tax, production tax, severance tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, ad valorem tax, personal property tax, real property tax, sales tax, goods and services tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, unemployment tax, disability tax, alternative or add-on minimum tax and estimated tax, (b) any interest, fine, penalty or additions to tax imposed by a Governmental Entity in connection with any item described in clause (a), and (c) any Liability in respect of any item described in clauses (a) or (b) above, that arises by reason of a contract, assumption, transferee or successor liability, operation of Law (including by reason of being a member of a consolidated, combined or unitary group) or otherwise.

“Tax Return” means any return, declaration, report, estimate, claim for refund, or information return or statement relating to, or required to be filed in connection with, any Taxes, including any schedule, form, attachment or amendment.

“Third Party Claim” has the meaning set forth in Section 8.6(a).

“Third Party Leases” means the leases and similar agreements (including all modifications, amendments and supplements thereto) pursuant to which a Seller is a landlord, sublandlord, lessor or sublessor or otherwise grants to a third party the right to use or occupy any Real Property, set forth on Schedule 1.1(ix).

“Title Company” means Stewart Title Guaranty Company. The relevant contact person at the Title Company for purposes of this Agreement and the transactions contemplated hereby shall be Jackie Furash, Assistant Vice President, Commercial Services, 1980 Post Oak Blvd., Suite 610, Houston, Texas 77056, jfurash@stewart.com.

“Title Objection Date” has the meaning set forth in Section 5.6(a).

“Title Policy” means an ALTA 2006 Extended Coverage Standard Form, a Texas T-7 Form or other applicable form based on the jurisdiction in which the Real Property is located of owner’s policy of title insurance in favor of the applicable Buyer insuring fee title to an Owned Real Property or leasehold title under a Ground Lease, as applicable, being vested in such Buyer, subject only to the Permitted Liens applicable to such property or lease, and in such form and including, to the extent available in the applicable jurisdiction, such endorsements as set forth on Schedule 1.1(xii) and as may be mutually agreed upon by such Buyer and Sellers or as otherwise may be required to cure any title defect.

“Total Condemnation Action” has the meaning set forth in Section 6.9.

“Trade Programs” means all outstanding existing programs, practices or arrangements that relate to trade discounts, trade promotions, marketing, advertising, promotional sales or coupons related to, used in or that affect the Business or the Assets, but excluding any Trade Programs primarily related to the Laredo Taco Company.

“Transfer Taxes” means all sales Tax, use Tax, real property transfer Tax, grantor or grantee Tax, documentary stamp Tax, transfer Tax, motor vehicle Tax, registration Tax or similar Tax or recording expense or notarial fee attributable to, imposed upon or arising from the transactions contemplated hereby.

“Transferred Permits” means all Permits benefiting or affecting the Real Property, the Station Properties, any of the Assets or the Business, including all Permits required by Environmental Law for the operation of the Business, in each case that are permitted by the terms thereof and applicable Law to be transferred pursuant to this Agreement, and all rights and incidents of interest therein, including those Permits listed on Schedule 1.1(x).

“Transition Services and Operations Agreement” means the transition services and operations agreement to be entered into by and between the applicable Buyer and Sunoco Retail, that reflects the terms described in the form negotiated by the parties as contemplated by Section 5.20.

“Transportation Services Agreement” means a transportation services agreement to be entered into by and among the applicable Buyer, Sunoco Retail and Sunoco, LLC in the form negotiated by the parties as contemplated by Section 5.20.

“Treasury Regulation” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation Section shall be interpreted to include any final or temporary revision of or successor to that Section regardless of how numbered or classified.

“Union” has the meaning set forth in Section 3.14(a).

“UST” means any one or combination of tanks, including pipes connected thereto, that is used for the storage of Hazardous Materials and that is substantially or totally beneath the surface of the ground.

“Willful Misconduct” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement and which act was undertaken with the actual knowledge that such act or failure to act would be a breach of this Agreement.

Section 1.2    Section Headings; Interpretation. The headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to a Section, Article or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement, unless otherwise indicated. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. The preamble and recitals to this Agreement and all Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference to “dollars” or “$” shall mean the lawful money of the United States of America.

ARTICLE II

ASSETS AND ASSUMED LIABILITIES

Section 2.1    Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, which shall be deemed to be effective at the Effective Time, Sellers shall sell, convey, assign, transfer and deliver to Buyers, and Buyers shall purchase, acquire and receive, or cause their nominees or designees to purchase, acquire and receive, all of Sellers’ right, title and interest in, to and under, whether now existing or hereafter acquired prior to the Closing Date, as the same may exist at the Closing, whether or not carried or reflected on or specifically referred to in any Seller’s books or records or whether or not, except with respect to any Assumed Contract, referred to or required to be referred to in the Schedules, free and clear of all Liens (other than Permitted Liens), the Assets.

Section 2.2    Excluded Assets. Notwithstanding anything to the contrary herein, Sellers shall not sell, convey, assign, transfer or deliver to Buyers, and Buyers shall not purchase, acquire or accept from Sellers (and the Assets shall not include), any of the following assets, properties, rights, goodwill, going concern value and claims (collectively, the “Excluded Assets”):

(a)    any Permits held by a Seller that are not transferable pursuant to the terms thereof or pursuant to applicable Law (including any nontransferable liquor and beverage Permits);

(b)    all Contracts to which a Seller is party, other than the Assumed Contracts, including the Contracts on Schedule 2.2(b) (the “Excluded Contracts”), and all funds on deposit, prepaid expenses and utility deposits under the Excluded Contracts;

(c)    all Trade Programs and all Contracts, agreements and arrangements related thereto (other than the Assumed Contracts); provided that Sellers shall continue all Trade Programs outstanding as of the Closing Date as provided in the Transition Services and Operations Agreement;

(d)    all Intellectual Property or rights of any nature or kind owned, licensed or used or held of use by Sellers, other than the Stripes Intellectual Property and the LTC Intellectual Property, including, but not limited to, the “Sunoco,” “APlus” or “Aloha Island Mart” names and related trademarks and the Ladson Grill Intellectual Property;

(e)    any assets, properties and rights of Sellers listed on Schedule 2.2(e);

(f)    any and all cash, excluding Petty Cash at the Station Properties, cash equivalents, uncollected checks, deposits, bank deposits and accounts, certificates of deposit, governmental obligations, marketable securities and all other securities and monies of Sellers;

(g)    accounts receivable, or the proceeds thereof, or trade receivables owed to a Seller;

(h)    Sellers’ drafts, deposit slips for Sellers’ bank accounts and Sellers’ bank endorsement stamps;

(i)    Sellers’ check verification devices and money order printers owned by any third party;

(j)    any refunds, claims for refunds or rights to receive refunds from any Governmental Entity with respect to any and all Seller Taxes;

(k)    any retainers or similar funds on deposit with any professionals retained by a Seller;

(l)    all claims or causes of action that a Seller may assert against any Person;

(m)    all computer systems, networks, and electronic infrastructure that Sellers or any of their Affiliates own or lease under any agreement other than any computer systems, networks or electronic infrastructure that (i) are located at the Station Properties or (ii) are used exclusively in the operation of the Business, and to the extent CMF 24-Hour Monitoring is included as an Asset, such computer systems networks or electronic infrastructure primarily related to CMF 24-Hour Monitoring;

(n)    other than environmental records required by Law to be left at the applicable Station Property, all of Sellers’ books, records, files, employee manuals, employee training materials, plans and other documents pertaining to the Station Properties and Sellers’ Tax Returns and supporting documentation related thereto, corporate franchise, stock record;

books, record books containing minutes of meetings of directors, stockholders, managers or members, as applicable, and such other records as having to do exclusively with Sellers’ corporate or limited liability company organization or capitalization, including, in all cases, electronic back-up and storage tapes (collectively, the “Sellers’ Records”);

(o)    all personnel records and other records relating to employees;

(p)    all intangible property or rights of any nature or kind owned, licensed or used by a Seller (other than the Stripes Intellectual Property and the LTC Intellectual Property);

(q)    (i) any vendor-owned equipment; (ii) property owned by a supplier of a Seller; (iii) any air and water stands, ATMs, lotto machines, money order machines and payphones not owned by any Seller; (iv) any other leased, consigned or licensed property of any kind or nature, in each case, listed in Schedule 2.2(p); provided that for the avoidance of doubt, the foregoing shall not diminish the leasehold or other interest under the Personal Property Leases transferred from Sellers to Buyers as Assumed Contracts; or (v) any of Sellers’ or their Affiliates’ proprietary network routers, computers and other equipment used to connect to Sellers’ credit card processing system (excluding point-of-sale equipment and networking or other data transmission cables and wiring expressly included as Assets pursuant to Section 5.14);

(r)    CMF 24-Hour Monitoring, to the extent it is designated an Excluded Asset pursuant to Section 5.14(f);

(s)    all insurance policies of Sellers and their respective Affiliates, and all rights to applicable claims and proceeds thereunder, other than any third-party property and casualty insurance proceeds;

(t)    all Benefit Plans and all rights and assets related thereto; and

(u)    all of Sellers’ rights, title and interest in, to and under all Rejected Properties and all of Sellers’ rights, title and interests in, to and under, the assets, properties, rights, goodwill, going concern value, claims and businesses of every nature, kind and description, whether tangible or intangible, real, personal or mixed, accrued or contingent, located at the Rejected Properties, in the case of tangible property, and whether now existing or hereafter acquired prior to the Closing Date, primarily related to, generated by, or used or held for use primarily in connection with any of the Rejected Properties, as the same shall exist on the Closing Date, whether or not carried or reflected on or specifically referred to in any Seller’s books or records or in the Schedules hereto, including any Inventory and Petty Cash physically located at the Rejected Properties on the Closing Date in the Ordinary Course of Business.

Section 2.3    Assumed Liabilities; Excluded Liabilities.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyers shall assume and agree to pay, perform and discharge when due in accordance with their respective terms without recourse to Sellers all of the following Liabilities of Sellers (collectively, the “Assumed Liabilities”), and no other Liabilities:

(i)    all Liabilities under the Assumed Contracts, but only to the extent such Liabilities (A) arise from the written terms and provisions of each Assumed Contract as provided, and to the extent provided, to Buyers by Sellers, (B) arise out of underlying events or circumstances to the extent first occurring at or after the Effective Time (provided, however, that a Liability shall not be deemed to arise out of events or circumstances merely because a related Proceeding is brought after the Effective Time with respect to events or circumstances occurring prior to the Effective Time), and (C) are not the result of any failure to perform, improper performance, breach of warranty or other breach, default or violation (or any event that with or without notice or lapse of time, or both, would constitute a failure to perform, improper performance, breach of warranty or other breach, default or violation except to the extent that such event is subject to cure and would reasonably be expected to be cured by operation of the Business in the Ordinary Course of Business) by any Seller prior to the Effective Time;

(ii)    all Post-Closing Environmental Liabilities;

(iii)    all Liabilities relating to the employment by any Buyer or its Affiliates of any Buyer Employee or the engagement of any independent contractor by any Buyer or its Affiliates, in each case first arising after the Effective Time, including with respect to any Buyer’s or its Affiliates’ employment or service, termination of employment, employee benefit plans, compensation and other similar arrangements of any Buyer or its Affiliates, and any claims relating thereto; and

(iv)    all Liabilities relating to a period of time before the Effective Time, to the extent adjusted by a Purchase Price reduction (excluding as a result of being a Rejected Property) pursuant to Section 5.6(b), Section 5.6(c), Section 5.13(c), Section 6.8(b), Section 6.9, Section 6.11, or Section 6.14.

For the avoidance of doubt, other than with respect to Assumed Environmental Liabilities in no event shall the Assumed Liabilities include Excluded Liabilities.

(b)    The transaction contemplated by this Agreement is the purchase and sale of assets and not a de facto merger between any of Sellers and Buyers. No Buyer is a successor in interest to any Seller, and neither any Seller nor, except as may be elected by Buyers with respect to certain of the Buyer Employees or pursuant to the Transition Services and Operations Agreement, any shareholder, officer, director, manager, member or partner of any Seller, as the case may be, shall have any continuing participation in the ownership or management of any of the Assets. Notwithstanding any other provision of this Agreement, any Schedule or Exhibit or any of the Ancillary Agreements to the contrary, and regardless of any disclosure to Buyers, Sellers and Buyers agree that Buyers shall not assume and shall not be responsible for paying, performing or discharging (and Sellers shall retain, pay, perform or otherwise discharge without recourse to Buyers) any Liabilities of any Seller, other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). Without limiting the generality of the foregoing, and except to the extent they expressly constitute Assumed Liabilities in Section 2.3(a), the Excluded Liabilities include, without limitation:

(i)    all Liabilities arising out of or relating to Sellers’ ownership or operation of the Business or the Assets to the extent such Liabilities arise out of or relate to events, circumstances or periods occurring prior to the Effective Time, including any Third Party Claims (including by Governmental Entities) brought after the Closing Date in which a Buyer is a named party, but only to the extent the underlying allegations relate to Sellers’ ownership or operation of the Business or the Assets prior to the Effective Time;

(ii)    all Liabilities arising out of or to the extent relating to the Excluded Assets;

(iii)    all Liabilities (A) to the extent relating to (1) any employee of any Seller or its Affiliates who is not a Buyer Employee and (2) the employment by any Seller or its Affiliates of any Buyer Employee arising from, or related to events, facts or circumstances occurring prior to the Effective Time, including with respect to any Seller’s or its Affiliates employment, termination of employment, employee benefit plans, compensation and other similar arrangements of any Seller or its Affiliates and any claims relating thereto, and (B) to the extent relating to the engagement of any independent contractor by any Seller or its Affiliates arising from, or related to events, facts or circumstances occurring on or prior to the Effective Time, including with respect to any Seller’s or its Affiliates engagement, termination of engagement, compensation and other similar arrangements of any Seller or its Affiliates and any claims relating thereto;

(iv)    all Liabilities relating to any Benefit Plan;

(v)    any Liability (other than Assumed Liabilities expressly set forth in Section 2.3(a)(i)) arising out of any Contract to which any Seller is a party or by which any of the Assets are bound (including the Assumed Contracts);

(vi)    any and all Seller Taxes;

(vii)    all Pre-Closing Environmental Liabilities;

(viii)    all Indebtedness of any Seller or any of its Affiliates (including, for the avoidance of doubt, all such Indebtedness under the Note Indentures and the Notes) and all Liabilities relating to any such Indebtedness, including (A) any such Liabilities resulting from or relating to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, the Notes Terminations, the Indenture Measures, the Indenture Documents and the obligations of the Issuers and Notes Guarantors under Section 5.21 hereof and (B) any Liabilities that are (or pursuant to the terms of the Note Indentures or the Notes, are obligated to be) assumed or guaranteed by or transferred to Buyers pursuant to, by operation of, or in connection with, the Note Indentures;

(ix)    all Liabilities of any Seller arising from or relating to any product warranty or product liability claims relating to goods sold (including any claim alleging damages arising out of the sale of non-temperature corrected fuel), or services rendered, or any property damage or personal injury, whether or not covered by insurance, occurring prior to the Effective Time;

(x)    all Liabilities under any Assumed Contracts that are not validly and effectively assigned to Buyers pursuant to this Agreement including pursuant to Section 2.3(a)(i);

(xi)    all Liabilities arising from or relating to any pending or threatened Proceeding arising from, relating to or otherwise in respect of the ownership or operation of the Business or the Assets by Sellers but only to the extent such Proceeding relates to such ownership or operation prior to the Effective Time; and

(xii)    all Liabilities related to a Rejected Property; provided, however, that this Section 2.3(b)(xii) shall not limit the rights and remedies available to Sellers with respect to damage, destruction of property or other casualty events occurring on or to the Rejected Property to the extent arising from Buyers’ or their Representatives access to, or inspection of, the Rejected Properties and the fixtures and personal property located thereat.

Section 2.4    Purchase Price; Payment.

(a)    The aggregate consideration for the sale, assignment, transfer, conveyance and delivery by Sellers of the Assets to Buyers at Closing shall be (i) an aggregate purchase price (the “Purchase Price”), which shall be subject to adjustment in accordance with Section 2.5, equal to the sum of (A) the Base Price, as adjusted in accordance with Section 2.9, plus (B) the sum of the Estimated Fuel Inventory Value, the Estimated Petty Cash Value and the Estimated Non-Fuel Inventory Value, plus (C) the Excess Covered Transaction Expenses, if any, minus (D) the Assigned Drop Value of any Rejected Properties, minus (E) any applicable adjustments to be made pursuant to Section 5.6(b), Section 5.6(c), Section 6.11(a), Section 6.11(b), or Section 6.14 minus (F) the amount of all Property Taxes allocable to Sellers in accordance with Section 6.2(b) that have not been paid prior to Closing, and plus (G) the amount of all Property Taxes allocable to Buyers in accordance with Section 6.2(b) but paid by Sellers prior to Closing (collectively, the “Closing Cash Payment”) and (ii) the assumption of the Assumed Liabilities, in each case without duplication.

(b)    Not later than two (2) Business Days prior to the Closing Date, Buyers shall deposit or cause to be deposited, by wire transfer of immediately available federal funds in accordance with the Title Company’s written directions, (i) with the Title Company an amount in cash equal to the Closing Cash Payment calculated in accordance with Section 2.4(a), minus the LSP Escrow Amount, plus (ii) in the LSP Escrow Account, an amount in cash equal to the LSP Escrow Amount, in accordance with the Escrow Agreement. On the Closing Date, Buyers shall instruct the Escrow Agent to pay to or at the direction of Sellers, by wire transfer of immediately available federal funds in accordance with Sellers’ written directions, such cash amount identified in the foregoing clause (i). The LSP Escrow Amount shall (A) be placed by the Escrow Agent into a separate account (the “LSP Escrow Account”) and (B) be available solely to pay amounts (if any) owed pursuant to Section 2.5 and Section 5.9, in each case, subject to the terms and conditions set forth in this Agreement and the Escrow Agreement. The LSP Escrow

Amount shall be held in escrow as trust funds and shall not be subject to any Lien, attachment, trustee process or other judicial process of any creditor of any Person and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. The release of the respective LSP Escrow Amount shall occur as described in the Escrow Agreement, subject to the terms of this Agreement.

Section 2.5    Purchase Price Estimates; Post-Closing Adjustments.

(a)    Sellers shall prepare and deliver to Buyers not less than ten (10) Business Days prior to the Closing Date (i) Sellers’ good faith estimate of the Estimated Fuel Inventory Value, Estimated Non-Fuel Inventory Value and Estimated Petty Cash Value as of the Effective Time calculated in accordance with the Agreed Inventory Valuation Procedures, (ii) a worksheet showing Sellers’ calculation of such Estimated Fuel Inventory Value, Estimated Non-Fuel Inventory Value and Estimated Petty Cash Value and (iii) any documentation reasonably requested by Buyers to verify the Estimated Fuel Inventory Value, Estimated Non-Fuel Inventory Value and Estimated Petty Cash Value.

(b)    No later than one (1) Business Day after the Closing Date (or such later date as mutually agreed by Sellers and Buyers), Sellers shall deliver the calculation of the Final Fuel Inventory Value and Final Petty Cash Value in accordance with the Agreed Inventory Valuation Procedures as of the Effective Time.

(c)    No later than the third (3rd) Business Day after the Closing Date (or such later date as mutually agreed by Sellers and Buyers), (i) if the sum of the Final Fuel Inventory Value plus the Final Petty Cash Value exceeds the sum of the Estimated Fuel Inventory Value plus the Estimated Petty Cash Value, then Buyers shall pay to Sellers, by wire transfer of immediately available funds, an amount equal to the sum of the Final Fuel Inventory Value plus the Final Petty Cash Value, minus the sum of the Estimated Fuel Inventory Value plus the Estimated Petty Cash Value and (ii) if the sum of the Estimated Fuel Inventory Value plus the Estimated Petty Cash Value exceeds the sum of the Final Fuel Inventory Value, plus the Final Petty Cash Value then Sellers shall pay to Buyers, by wire transfer of immediately available funds, an amount equal to the sum of the Estimated Fuel Inventory Value plus the Estimated Petty Cash Value, minus the sum of the Final Fuel Inventory Value, plus the Final Petty Cash Value.

(d)    No later than the fifteenth (15th) Business Day after the Closing Date (or such later date as mutually agreed by Sellers and Buyers), Sellers shall deliver to Buyers the Independent Auditors’ calculation of the Final Non-Fuel Inventory Value in accordance with the Agreed Inventory Valuation Procedures as of the Effective Time.

(e)    Following the final determination of the Final Non-Fuel Inventory Value pursuant to this Section 2.5, (i) if the Final Non-Fuel Inventory Value exceeds the Estimated Non-Fuel Inventory Value then (A) Buyers shall pay to Sellers, by wire transfer of immediately available funds within two (2) Business Days, an amount equal to the Final Non-Fuel Inventory Value minus the Estimated Non-Fuel Inventory Value and (ii) if the Estimated Non-Fuel Inventory Value exceeds the Final Non-Fuel Inventory Value then Sellers shall pay to Buyers, by wire transfer of immediately available funds within two (2) Business Days, an amount equal to the Estimated Non-Fuel Inventory Value minus the Final Non-Fuel Inventory Value.

(f)    After the Closing, if any Station Property is designated as a Rejected Property in accordance with Section 5.5(d) or Section 5.9(c), then Sellers shall promptly pay to Buyers, by wire transfer of immediately available funds, an amount equal to (i) the Assigned Drop Value of such Station Property plus (ii) an amount equal to the value of the Fuel Inventory, Non-Fuel Inventory and Petty Cash with respect to such Station Property, valued in accordance with the Agreed Inventory Valuation Procedures as of the date such Station Property is designated as a Rejected Property. Buyers shall transfer and convey to Sellers all such Fuel Inventory, Non-Fuel Inventory and Petty Cash in respect of such Rejected Property upon receipt of such payment in accordance with this Section 2.5(f).

Section 2.6    Allocation. On or before ninety (90) days after the Closing, Buyers shall cause to be prepared and delivered to Sellers a schedule allocating the Purchase Price and any other items constituting consideration for applicable income tax purposes (to the extent known at such time) among the Assets in a manner consistent with Section 1060 of the Code (the “Allocation”). The Allocation shall be deemed to be accepted by, and shall be conclusive and binding on, Sellers except to the extent Sellers shall have delivered, within thirty (30) days after the date on which the Allocation is delivered to Sellers, a written notice to Buyers stating each item to which Sellers take exception (it being understood that any amounts not disputed shall be final and binding). If a change proposed by Sellers is disputed, then Buyers and Sellers shall negotiate in good faith to resolve such dispute. If, after a period of thirty (30) days following the date on which Sellers give notice to Buyers of any such proposed change, any such proposed change still remains disputed, then the Parties shall submit any such remaining disputed items to a jointly selected accounting firm (the “Accounting Referee”) who shall act as an arbitrator to determine only those items in dispute. Within thirty (30) days following submission to the Accounting Referee, the Accounting Referee will prepare and deliver a written determination to the Parties with respect to the Allocation (such Allocation mutually agreed to by the Parties, deemed agreed to by the Parties or finally determined by the Accounting Referee, as applicable, the “Final Allocation”). The costs of such Accounting Referee shall be borne one-half by Buyers and one-half by Sellers. The Parties shall (a) use commercially reasonable efforts to update the Final Allocation in a manner consistent with Section 1060 of the Code following any adjustment to the Purchase Price pursuant to this Agreement and (b) file all Tax Returns, including IRS Form 8594, in a manner consistent with the Final Allocation, as adjusted, unless required to do so by a final determination as defined in Section 1313 of the Code. The Parties shall promptly inform one another in writing of any challenge by any tax authority to the Final Allocation and shall consult and keep one another informed with respect to the status of such challenge.

Section 2.7    Assigned Drop Value. The Parties have assigned a portion of the gross Base Price as the value (the “Assigned Drop Value”) of each of the Station Properties, as set forth on Schedule 2.7 attached hereto. The Assigned Drop Values have been assigned solely for the purposes expressly described in this Agreement, including, without limitation, for (a) making any necessary adjustments to the Purchase Price and Closing Cash Payment, as further specifically described in Section 2.5, and (b) calculating the closing expenses, as applicable.

Section 2.8    Unobtained Lease Consents. If Buyers do not have the right to use or occupy and operate any Leased Real Properties by the Closing and Buyers have not elected for such Leased Real Property to be a Rejected Property in accordance with Section 5.6, then an amount (the “LSP Escrow Amount”) equal to the sum of (i) the aggregate amount of the Assigned Drop Values for all such Leased Real Properties and (ii) the aggregate LSP Estimated Inventory Value with respect to all such Leased Real Properties shall be deposited into the LSP Escrow Account at Closing pursuant to Section 2.4(b) and shall be held in, and released from, the LSP Escrow Account pursuant to the terms and conditions of this Agreement and the Escrow Agreement. Following the Closing, within three (3) Business Days following such date on which Buyers have the right to use or occupy and operate any such Leased Real Property in respect of which funds are held in the LSP Escrow Account, Buyers and Sellers shall take such actions as are necessary to cause the Leased Real Property and any related Assets to be transferred from Sellers to Buyers on the terms contemplated by this Agreement and jointly instruct the Escrow Agent in writing to distribute to or at the direction of Sellers an amount equal to the Assigned Drop Value for such Leased Real Property, together with the Final LSP Inventory Value with respect to such Leased Real Property. If after the six (6) month anniversary of the Closing (or such later date mutually agreed to by Buyers and Sellers), Buyers do not then have the right to use or occupy and operate any Leased Real Properties, then Buyers and Sellers shall jointly instruct the Escrow Agent in writing to distribute all remaining funds held in the LSP Escrow Account (not otherwise subject to distribution pursuant to a prior dated joint written instruction letter delivered in accordance with the immediately preceding sentence) to or at the direction of Buyers and Sellers shall retain the Leased Real Property together with (x) any Assets exclusively related to such Leased Real Property, including Inventory and (y) all Liabilities to the extent attributable to or arising from such Leased Real Property, and the Leased Real Property shall be considered a Rejected Property for all purposes under this Agreement.

Section 2.9    Post-Signing Base Price Adjustment.

(a)    As promptly as practicable, but in any event within (i) fifteen (15) days after the Signing Date, Sellers shall deliver or cause to be delivered to Buyers (A) the income statement for the Business for the year ended December 31, 2016 prepared in accordance with the Agreed Principles and (B) the other documents set forth on Schedule 2.9(a)(i) (the “2016 Financial Information”), including the income statement for the Business and resulting calculation of EBITDA for the Business, in each case, for the fiscal quarter ended March 31, 2016 and prepared in accordance with the Agreed Principles, and (ii) thirty (30) days after Sunoco LP files with the SEC its financial results for the three months ended March 31, 2017, Sellers shall deliver or cause to be delivered to Buyers (A) the income statement for the Business for the three months ended March 31, 2017 prepared in accordance with the Agreed Principles and (B) the other documents set forth on Schedule 2.9(a)(ii) (the “2017 Q1 Financial Information”), including a calculation of the EBITDA for the Business for the fiscal quarter ended March 31, 2017 (the “Reference 2017 Q1 EBITDA”), which shall be calculated in accordance with the Agreed Principles. Upon Sellers’ delivery of the last document comprising the 2016 Financial Information and again upon Sellers’ delivery of the last document comprising the 2017 Q1 Financial Information, Sellers shall deliver to Buyers a certification, certifying that all such information has been provided (each such certification, a “Certification of Delivery”). Within ten (10) days following the date of delivery of any Certification of Delivery from Sellers to Buyers, Buyers may object in writing, notifying Sellers in reasonable detail of any 2016

Financial Information or 2017 Q1 Financial Information, as applicable, that Buyers believe has not been provided, and Buyers and Sellers shall attempt in good faith to resolve any disputes with respect thereto. If Buyers fail to object in writing to a Certification of Delivery within the time period set forth above, then Buyers shall be deemed to have agreed that Sellers have delivered all of the 2016 Financial Information or 2017 Q1 Financial Information, as applicable.

(b)    Within thirty (30) days following the date on which Buyers receive the last document comprising the 2016 Financial Information, (i) in the event that Buyers disagree with Sellers’ determination of EBITDA for the Business for the year ended December 31, 2016 based on the Agreed Principles or believe that the representations and warranties contained in Section 3.16(d) are not true and correct in all respects, Buyers may prepare and deliver to Sellers a written notice of Buyers’ calculation of EBITDA for the Business for the fiscal year ended December 31, 2016, together with Buyers’ claims of inaccuracies or breaches of the representations and warranties set forth in Section 3.16(d) and Buyers’ proposed adjustments to the calculation of the Reference 2016 EBITDA based on the Agreed Principles and any such breach or inaccuracy and any related proposed adjustments to the Base Price calculated in accordance with Section 2.9(g) (the resulting amount, “Buyers’ Proposed 2016 Adjustment”) and (ii) Sellers may prepare and deliver to Buyers a written notice of any proposed adjustments (which adjustments, for the avoidance of doubt, may be upwards adjustments) to Sellers’ prior calculation of the Reference 2016 EBITDA, together with Sellers’ proposed adjustments to the Reference 2016 EBITDA and any related proposed adjustments to the Base Price calculated in accordance with Section 2.9(g) (the resulting amount, “Sellers’ Proposed 2016 Adjustment,” and together with Buyers’ Proposed 2016 Adjustment, the “2016 Adjustments”). If either Buyers or Sellers do not prepare and deliver the written notice contemplated by this Section 2.9(b) within the time periods required hereby, then Buyers or Sellers, as applicable, shall be deemed to have waived any right to object to the calculation of the Reference 2016 EBITDA for the purposes of this Section 2.9; provided that the failure to deliver such notice shall not restrict the ability of Buyers or Sellers, as applicable, to object to any adjustments to the Reference 2016 EBITDA proposed by the other parties hereto. All proposed adjustments to the Reference 2016 EBITDA must be calculated in accordance with the Agreed Principles. Solely for purposes of this Section 2.9, none of the limitations set forth in Section 8.4(a) or Section 8.4(b) shall apply with respect to breaches or inaccuracies in the representations and warranties set forth in Section 3.16(d) (Financial Statements).

(c)    Within thirty (30) days following the date on which Buyers receive the last document comprising the Q1 2017 Financial Information, (i) in the event that Buyers disagree with Sellers’ determination of EBITDA for the three months ended March 31, 2017, Buyers may prepare and deliver to Sellers a written notice of Buyers’ calculation of EBITDA for the Business for the fiscal quarter ended March 31, 2017, together with Buyers’ proposed adjustments to the Reference 2017 Q1 EBITDA and any related proposed adjustments to the Base Price calculated in accordance with Section 2.9(h) (“Buyers’ Proposed 2017 Adjustment”) and (ii) Sellers may prepare and deliver to Buyers a written notice of any proposed adjustments (which adjustments, for the avoidance of doubt, may be upwards adjustments) to Sellers’ prior calculation of the Reference 2017 Q1 EBITDA, together with Sellers’ proposed adjustments to the Reference 2017 Q1 EBITDA and any related proposed adjustments to the Base Price calculated in accordance with Section 2.9(g) (the resulting amount, “Sellers’ Proposed 2017 Adjustment,” and together with Buyers’ Proposed 2016 Adjustment, the “2017 Adjustments”). If

either Buyers or Sellers do not prepare and deliver the written notice contemplated by this Section 2.9(c) within the time periods required hereby, then Buyers or Sellers, as applicable, shall be deemed to have waived any right to object to the calculation of Reference 2017 Q1 EBITDA for the purposes of this Section 2.9 and, if neither Buyers nor Sellers timely delivers such notice, the Reference 2017 Q1 EBITDA shall become the Final 2017 Q1 EBITDA; provided that the failure to deliver such notice shall not restrict the ability of Buyers or Sellers, as applicable, to object to any adjustments to the Reference 2017 Q1 EBITDA proposed by the other parties hereto. All proposed adjustments to the Reference 2017 Q1 EBITDA must be calculated in accordance with the Agreed Principles.

(d)    Buyers and Sellers shall negotiate in good faith to resolve the items reflected in any 2016 Adjustments and any 2017 Adjustments and agree upon any adjustments to the Reference 2016 EBITDA (it being understood and agreed that any such adjustments shall be calculated on a net basis, taking into account any agreed upon upward and downward adjustments) and Reference 2017 Q1 EBITDA (it being understood and agreed that any such adjustments shall be calculated on a net basis, taking into account any agreed upon upward and downward adjustments), as applicable, and the resulting adjustments to the Base Price calculated in accordance with Section 2.9(g). Buyers and Sellers shall be restricted from bringing up adjustment items under this Section 2.9 which are not reflected in the notices called for pursuant to Section 2.9(b) and Section 2.9(c) above, other than disputes that refute an adjustment made by either Sellers or Buyers, respectively, in such notices. If Buyers and Sellers, notwithstanding such good faith effort, fail to resolve such dispute within forty-five (45) days after delivery of the 2016 Adjustments or 2017 Adjustments, as applicable, then Buyers and Sellers, jointly, shall engage the Arbitration Firm to resolve such outstanding dispute. As promptly as practicable thereafter (and, in any event, within five (5) days after the Arbitration Firm’s engagement) and subject to the limitations described above, Sellers and Buyers shall submit any unresolved elements of their dispute to the Arbitration Firm in writing (with a copy to Buyers or Sellers, respectively), supported by any documents upon which it relies. Buyers and Sellers shall direct the Arbitration Firm to choose either Buyers’ position in its entirety or Sellers position in its entirety based solely on the submissions by Buyers and Sellers, and request that the Arbitration Firm render its determination within fifteen (15) days following receipt of the submissions from Sellers and Buyers. The Arbitration Firm may not review the calculation of the 2016 Adjustments or 2017 Adjustments, as applicable, using a principle or methodology which deviates from the Agreed Principles but may take into account the effect that any breach or inaccuracy of the representations and warranties contained in Section 3.16(d) would be deemed to have on the 2016 Reference EBITDA and the Reference 2017 Q1 EBITDA. Neither Sellers nor Buyers nor any of their respective Representatives shall have any ex parte conversations or meetings with the Arbitration Firm without the prior written consent of the other party, as applicable (other than with respect to ministerial matters similar to matters that would be discussed with a clerk of a court). The Party whose position is not chosen by the Arbitration Firm shall be responsible for all of the fees and expenses of the Arbitration Firm. Absent fraud or manifest error, all determinations made by the Arbitration Firm will be final, conclusive and binding on the Parties, and absent fraud or manifest error, no party shall be entitled to appeal such determination or bring any additional Proceeding, pursuant to this Section 2.9 or otherwise, with respect to the matters that were the subject of such determination.

(e)    For purposes of complying with the terms set forth in this Section 2.9, each party shall cooperate with and make available to the other party and its Representatives all applicable information, records, data and work papers and shall permit access to its facilities, personnel and outside financial and accounting advisors as may be reasonably required in connection with the preparation and analysis of the 2016 Financial Information and the Q1 2017 Financial Information and the adjustments contemplated hereby.

(f)    The Reference 2016 EBITDA, as adjusted to account for any upward or downward adjustments as finally determined pursuant to Section 2.9(d) shall be referred to as the “Final 2016 EBITDA” and the EBITDA for the Business reflected therein for the three months ended March 31, 2016 shall be referred to herein as the “Final 2016 Q1 EBITDA”. If the Final 2016 EBITDA exceeds Reference 2016 EBITDA then there shall be no adjustments to the Base Price in respect of the 2016 Financial Information. If the Reference 2016 EBITDA exceeds Final 2016 EBITDA (the amount of any such excess, the “2016 EBITDA Shortfall”), then the Base Price shall be decreased at Closing by an amount equal to the product of (A) the 2016 EBITDA Shortfall multiplied by (B) the Reference Multiple.

(g)    The Reference 2017 Q1 EBITDA as adjusted to account for any upward or downward adjustments as finally determined pursuant to Section 2.9(d) shall be referred to as the “Final 2017 Q1 EBITDA.” If the Final 2017 Q1 EBITDA exceeds Final 2016 Q1 EBITDA or if Final 2016 Q1 EBITDA exceeds Final 2017 Q1 EBITDA by Five Million Dollars ($5,000,000) or less, then in either case there shall be no adjustment to the Base Price in respect of the 2017 Financial Information. If the Final Q1 2016 EBITDA exceeds Final 2017 Q1 EBITDA by an amount in excess of Five Million Dollars ($5,000,000), then the Base Price shall be decreased at Closing by an amount equal to the product of (1) (A) the Final Q1 2016 EBITDA, minus (B) the Final Q1 2017 EBITDA, minus (C) Five Million Dollars ($5,000,000), multiplied by (2) the Reference Multiple. Solely for the purposes of calculating any adjustment pursuant to this Section 2.9(f), if the Reference 2016 Q1 EBITDA is less than the Final 2016 Q1 EBITDA, then the Final 2016 Q1 EBITDA shall be deemed to equal the Reference 2016 Q1 EBITDA.

(h)    In the event the provisions of this Section 2.9 result in any adjustment to the Base Price, then this Agreement shall be deemed automatically amended to provide (i) that the Base Price, as adjusted, shall become the Base Price for all purposes under the Agreement and (ii) the Assigned Drop Values for each Station Property set forth on Schedule 2.7 shall each be automatically reduced by the same proportion as the Base Price is reduced in accordance with this Section 2.9, and Buyers shall promptly provide an updated Schedule 2.7 prepared in accordance with this clause (ii), which shall replace the existing Schedule 2.7 for all purposes under the Agreement. Upon the completion of any adjustment to the Base Price pursuant to this Section 2.9, no further claims for adjustment may be brought pursuant to this Section 2.9.

(i)    In the event that the Final 2016 EBITDA or the Final 2017 Q1 EBITDA differs from the Reference 2016 EBITDA or the Reference 2017 Q1 EBITDA, Sellers shall be entitled to update the income statements corresponding with respect to which Sellers are making certain representations and warranties in Section 3.16(b) hereof, in order to cause such income statements to accurately reflect any items the parties agree or the Arbitration Firm determines should be adjusted pursuant to this Section 2.9 in the Final 2016 EBITDA or the Final 2017 Q1 EBITDA. Upon Sellers’ delivery to Buyers of such updated income statements, if any, such updated statements shall be deemed to be the income statements referred to in Section 3.16(b) for all purposes under this Agreement, including for purposes of determining whether or not there has been any breach of any representation set forth in Section 3.16(b).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers, jointly and severally, hereby represent and warrant to Buyers as follows as of the Signing Date and as of the Closing Date:

Section 3.1    Organization. Each Seller is a duly organized limited liability company or corporation, as applicable, validly existing and in good standing under the Laws of the state of its organization. Each Seller has all requisite limited liability company and corporate power and authority to own, operate or lease its assets and properties now owned, operated or leased by it and to carry on the Business as now conducted by such Seller. Each Seller is duly qualified or licensed to transact business as a foreign entity, and is in good standing in each jurisdiction in which the ownership, operation or lease of the Assets owned, operated or leased by such Seller or the operation of the Business as now conducted by such Seller makes such qualification or licensing necessary, except where the failure to be so qualified or licensed is not and would not reasonably be expected to be materially adverse to the ability of such Seller to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which it is a party or results in the imposition of a Lien (other than a Permitted Lien or a Lien that will be released at or prior to Closing) on any of the Assets. There is no pending or, to the Knowledge of Sellers, threatened action for the dissolution, liquidation, insolvency, or reorganization of any Seller.

Section 3.2    Authority and Enforceability. Each Seller has full power and authority to execute and deliver this Agreement and each Ancillary Agreement to be executed and delivered by such Seller pursuant to this Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each Seller of this Agreement and the Ancillary Agreements to be executed and delivered by each Seller pursuant hereto and the consummation by each Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company and corporate action on the part of Sellers. No other organizational act or proceeding on the part of any Seller is necessary to authorize the execution, delivery or performance of this Agreement or the Ancillary Agreements to be executed and delivered by each Seller pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the Ancillary Agreements to be executed and delivered by Sellers pursuant hereto shall constitute, legal, valid and binding obligations of each Seller, as the case may be, enforceable in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws relating to or affecting creditors’ rights generally, or by general equitable principles.

Section 3.3    No Conflicts. Except as set forth in Schedule 3.3 and except for the HSR Regulatory Approvals, neither the execution, delivery or performance by each Seller of this Agreement or the Ancillary Agreements to be executed and delivered by such Seller pursuant hereto nor the performance of such Seller hereunder and thereunder and the consummation by such Seller of the transactions contemplated hereby or thereby shall:

(a)    conflict, breach or violate any material Law or Order applicable to such Seller, the Business or the Assets;

(b)    require any authorization, consent, license, qualification, Permit, Order, declaration, filing, registration or approval by, filing with or notice to any Governmental Entity or other third party except such that is lawfully and validly obtained prior to the Closing and for any authorizations, consents, licenses, qualifications, Permits, Orders, declarations, filings, registrations, approvals, filings and notices required by the terms of this Agreement or applicable Law to be obtained or made by Buyers; or

(c)    (i)(A) breach, violate, conflict with or constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default or would give rise to any right of termination, cancellation, modification or acceleration) under any term or provision of the certificate of formation, operating agreement, or similar organizational documents of any Seller or (B) breach, violate, conflict with or constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default or would give rise to any right of termination, cancellation, modification or acceleration) or give any party the right to terminate under, modify any obligations under or accelerate the performance required by any Seller under (1) any Assumed Contract or any Shared Contract or (2) any other Contract to which any Seller is a party or by which such Seller is bound, except in the case of this clause (2) for such breach, violation or default or right as has not and would not reasonably be expected to be materially adverse to the ability of such Seller to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which it is a party or (ii) result in the imposition or creation of any Liens (other than Permitted Liens or any Liens that will be released at or prior to the Closing) upon any of the Assets.

Section 3.4    Tax Matters.

(a)    Except as disclosed in Schedule 3.4, (i) Sellers have filed or caused to be filed on its behalf all material Tax Returns required to be filed by Sellers with respect to the Business and the Assets (taking into account any valid extension of the due date for filing); (ii) Sellers have timely paid all Taxes shown as due and payable on such Tax Returns; (iii) Sellers have paid all state, local and federal Taxes required to be paid on Fuel Inventory for the applicable Station Property and have paid or withheld all other material Taxes attributable to the Business and Assets that have become due and payable; (iv) there are no Liens (other than Permitted Liens) currently existing, pending or, to the Knowledge of Sellers, threatened with respect to any Assets attributable to any unpaid Taxes; (v) none of Sellers have granted any extension or waiver of the statute of limitations period applicable to any Tax Returns required to be filed by Sellers with respect to the Business and the Assets, which period (after giving effect to such extension or waiver) has not yet expired; and (vi) there are no pending or active audits or legal proceedings by or before any Governmental Entity involving Tax matters or, to the Knowledge of Sellers, threatened audits or proposed deficiencies or other claims for unpaid Taxes of Seller with respect to the Assets or Business.

(b)    This Section 3.4(b) and Section 3.13 and the related bring-down of such representations contain the sole and exclusive representations and warranties of Sellers with respect to Tax matters.

Section 3.5    No Litigation. Except as set forth in Schedule 3.5, as of the Signing Date, there is no Proceeding or Proceedings pending or, to the Knowledge of Sellers, threatened against any Seller or Affiliate thereof or any Other ET Entity in respect of the Business or affecting any of the Assets or the transactions contemplated hereby, at law or in equity, or before or by any Governmental Entity and, as of the Closing, there is no material Proceeding or Proceedings pending or, to the Knowledge of Sellers, threatened against any Seller or Affiliate thereof or any Other ET Entity in respect of the Business or affecting any of the Assets or the transactions contemplated hereby, at law or in equity, or before or by any Governmental Entity. None of the Proceedings set forth in Schedule 3.5 has or would, individually, reasonably be expected to result in any loss to the Business or the Assets greater than One Million Dollars ($1,000,000) or, individually or in the aggregate, result in a Material Adverse Effect. Except as set forth on Schedule 3.5, there has been and there is no Order or letters of deficiency of any Governmental Entity outstanding against any Seller or Affiliate or any Other ET Entity thereof in respect of or affecting any of the Assets or the Business (a) that would reasonably be expected to be binding upon any of the Assets or the Business or any Buyer or Affiliate or any Other ET Entity thereof after the Effective Time or (b) with respect to which Sellers are not in compliance with in all material respects, and none of Sellers is in default under any Order known to or served upon it by any Governmental Entity relating to the Business or any of the Assets. There is no Proceeding pending or, to the Knowledge of Sellers, threatened, against any Seller or Affiliate or any Other ET Entity thereof that in any manner challenges or seeks to prevent, enjoin or otherwise prohibit or make illegal, alter or delay the execution and delivery of this Agreement or any of the transactions contemplated by this Agreement or the Ancillary Agreements. Except as set forth on Schedule 3.5, no Seller is a party to, nor, to the Knowledge of Sellers, has there been threatened against any Seller since January 1, 2014, any Proceeding alleging damages arising out of the sale of non-temperature corrected fuel.

Section 3.6    Compliance with Laws. Except as set forth in Schedule 3.6, no Seller (a) is in violation in any material respect of any Law or Order with respect to its ownership, lease or operation of the Assets or the conduct or operation of the Business, (b) has received any currently outstanding and unremedied written, or, to the Knowledge of Sellers, oral notice of any alleged material violation of, or any currently outstanding and unremedied citation for material noncompliance with, any Law or Order with respect to its ownership, lease or operation of the Assets or the conduct or operation of the Business within the last four (4) years, (c) has received any notice of any alleged violation or citation for noncompliance except as would not reasonably be expected to (i) impair or delay the transactions contemplated by this Agreement, (ii) adversely impact the ownership or use of, or run with, follow or encumber, any Station Property or Asset following the Closing or (iii) adversely affect Buyers’ ownership or operation of the Business or Assets following the Closing or (d) is conducting, or has conducted the Business for the past four (4) years, in violation in any material respect of any applicable Law. This Section 3.6 does not relate to Tax matters (which is the subject of Section 3.4) or environmental matters (which is the subject of Section 3.8).

Section 3.7    Permits. Each Seller has all material Permits required for it to own, lease and operate the Assets and for the conduct and operation of the Business as currently conducted and operated by such Seller, and all such Permits are valid and in full force and effect. Each Seller is in compliance in all material respects with all such Permits and has, within the last (3) years, been in compliance in all material respects with such Permits, except, in each case, as would not reasonably be expected to (a) impair or delay the transactions contemplated by this Agreement, (b) adversely impact the ownership or use of, or run with, follow or encumber, any Station Property or Asset following the Closing or (c) adversely affect Buyers’ ownership or operation of the Business or Assets following the Closing. Sellers have not received any written, or to the Knowledge of Sellers oral, (i) currently outstanding and unremedied or uncured notice of suspension, cancellation, adverse modification, revocation, nonrenewal or termination relating to any of such Permits or (ii) notice, order, complaint or other communication claiming the existence of any material violation under any of such Permits, which material violation has not been cured or otherwise remedied, and to the Knowledge of Sellers no other event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any such material Permits, except, in each case, as would not reasonably be expected to (A) impair or delay the transactions contemplated by this Agreement, (B) adversely impact the ownership or use of, or run with, follow or encumber, any Station Property or Asset following the Closing or (C) adversely affect Buyers’ ownership or operation of the Business or Assets following the Closing. This Section 3.7 does not relate to Tax matters (which is the subject of Section 3.4) or environmental matters (which is the subject of Section 3.8).

Section 3.8    Environmental Matters. Except for the Pre-Closing Environmental Liabilities and as set forth on Schedule 1.1(xiii):

(a)    The Business is, and, during the past three (3) years, has been, in material compliance with all Environmental Laws and the terms of any material Permits issued or required pursuant to such Environmental Laws.

(b)    Except as listed on Schedule 3.8(b), Sellers have obtained all of the material Permits required under Environmental Laws for the operation of the Business as currently operated and (i) all such Permits are valid and in full force and effect, and (ii) Sellers have not received any (A) notice of suspension, cancellation, modification, revocation, nonrenewal or termination relating to any of such Permits or (B) notice, order, complaint or other communication claiming the existence of any default under any of such Permits, which default has not been cured, and, to the Knowledge of Sellers no other event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any of such Permits.

(c)    Sellers have not received any written notice, complaint, order, citation, demand, claim, or potentially responsible party letter regarding any actual or alleged (i) material violation of any Environmental Law or (ii) material Environmental Liabilities or potential material Environmental Liabilities in each case of clauses (i) or (ii) relating to the Real Property that has not been resolved.

(d)    There is no pending, or, to the Knowledge of Sellers, threatened, Proceeding related to material Environmental Liabilities as a result of operations at any Real Property, including any Proceeding arising from any alleged Release or threatened Release of Hazardous Materials or presence of MTBE at or from any Real Property that has not been resolved.

(e)    With respect to the Real Property, there: (i) has been no Release of Hazardous Materials at, under, or from any Real Property and (ii) there are no Remediation Activities required of Sellers under Environmental Laws that, in each case of clauses (i) or (ii), has resulted or that otherwise would reasonably be expected to result in a material liability under any Environmental Law.

(f)    To the Knowledge of Sellers, Sellers have not taken any action that would be expected to limit, prohibit or adversely affect any Buyer’s or any Buyer’s respective Affiliates’ eligibility to receive reimbursement or other funding assistance under any state petroleum storage tank fund or other similar fund.

(g)    None of Sellers have received written notice asserting an alleged liability under any Environmental Law with respect to remediation at any third party real property locations where Sellers transported or disposed, or arranged for the transport or disposal of, any Hazardous Materials.

(h)    Sellers have made available to Buyers complete and correct copies of all environmental Permits and environmental reports, inspections/assessments and audits addressing potentially material Environmental Liabilities or obligations under any Environmental Law and relating to any Real Property.

(i)    To the Knowledge of Sellers, no dry cleaning service, or any building used in the operation of a dry cleaning service, is currently operating or for the greater of (i) period of a Seller’s ownership or lease of such Real Property and (ii) the past three (3) years has operated or existed on any of the Real Property.

(j)    This Section 3.8 and the related bring-down of such representation contain the sole and exclusive representations and warranties of Sellers with respect to environmental matters, including any matters arising under Environmental Laws or relating to Hazardous Materials.

Section 3.9    Title to Assets; Liens.

(a)    Sellers have good and valid title to all of the Assets (other than the Owned Real Property and the fee interest in the Real Property subject to the Real Property Leases) and Sellers have a valid leasehold interest in the Real Property covered by the Real Property Leases, and the Assets are held free and clear of any Liens (other than Permitted Liens) and Liens that will be released at the Closing. The delivery to Buyers of the Bill of Sale and other instruments of assignment, conveyance and transfer pursuant to this Agreement and the Ancillary Agreements will transfer to Buyers good and valid title to or a valid leasehold interest in all of the Assets, free and clear of any Liens (other than Permitted Liens).

(b)    Except as set forth on Schedule 3.9(b), (i) all buildings, improvements (including building foundations and other structural aspects, HVAC systems, refrigeration equipment, plumbing, sewer lines, canopies, roofs and parking areas), Inventory, machinery, equipment (including any car wash equipment), and other tangible assets included as part of the Assets, whether owned or leased, comprise all of the material tangible assets and (ii) all Real Property, Assumed Contracts, Material Intellectual Property, Documents and other assets included as part of the Assets whether owned, leased or licensed, comprise all other material assets, in the case of each of clauses (i) and (ii), used in or related to the Business and necessary to permit Buyers to conduct the Business following the Closing in substantially the same manner as conducted by Sellers prior to the Signing Date, assuming that Buyers enter into each of the Ancillary Agreements and have the benefits thereof. All such assets are suitable for the purposes for which they are being used and for which they will be used as of the Closing Date, and are in good operating condition and repair, ordinary wear and tear and the effects of any Casualty Event and Condemnation Action that occurs between the Signing Date and the Closing Date excepted. All such assets are free from patent material defects and, to the Knowledge of Sellers, latent material defects, asbestos-containing materials and lead. Except as otherwise disclosed in Schedule 3.9(b), the Assets are not the subject of any material dispute with any Governmental Entity or third Person and are available for immediate use in the Business as currently conducted. Except as set forth on Schedule 3.9(b), no Asset or equipment provided or supplied by a vendor or supplier of any Seller is subject to any contractual requirements or obligations such as (i) any exclusivity obligations or similar obligations; (ii) any obligations for the future purchase of materials, supplies or equipment in excess of the current requirements of the Business; (iii) any guaranteed minimum payment or minimum purchase requirements; or (iv) any obligation to purchase a Seller’s or the Business’s total requirements of any product or service from a third party or that contains “take or pay” provisions.

(c)    Except as set forth in the Commitments or on Schedule 3.9(c), the Assets are not subject to any restriction in any Contract, deed or, to the Knowledge of Sellers, otherwise that would prohibit the Assets or the Business from continuing to be operated consistent with Sellers’ past practice and that would bind such Assets on or after the applicable CIC Conversion Date. Except as set forth on Schedule 3.9(c), Sellers operate all Station Properties twenty four (24) hours a day and sell alcohol.

Section 3.10    Real Property.

(a)    Except as set forth in the Commitments, each Seller identified on Schedule 1.1(iv) as the owner of an Owned Real Property is the sole owner of fee simple title to the applicable parcel of Owned Real Property free of all Liens (other than Permitted Liens) and Liens that will be released at or prior to the Closing. Schedule 1.1(iv) is a true, correct and complete list of all real property owned by one or more Sellers with respect to the conduct or operation of the Business.

(b)    Except as set forth on Schedule 3.10(b) or in the Commitments, other than the Real Property Leases and the Third Party Leases, there are no leases, concessions, environmental access agreements or other Contracts granting to any Person the right to use or occupy any Owned Real Property or, in each case, any portion thereof, respectively, other than pursuant to an Assumed Contract.

(c)    Except as set forth on Schedule 3.10(c) or in the Commitments, there are no outstanding (written or oral) purchase and sale contracts, purchase options, rights of first offer to purchase, rights of first refusal to purchase or rights of repurchase or forfeiture of or with respect to any Owned Real Property or, in each case, any portion thereof or interest therein, other than the rights of Buyers pursuant to this Agreement.

(d)    Except as set forth on Schedule 3.10(d)(i), there are no Proceedings pending or, to the Knowledge of Sellers, threatened, against any of the Real Property or, in each case, any portion thereof or interest therein in the nature of or in lieu of condemnation or eminent domain proceedings. Except as set forth on Schedule 3.10(d)(ii), as of the Signing Date, there is no Casualty with respect to any Station Property which has not been fully repaired.

(e)    Except as set forth on Schedule 3.10(e) or in the Commitments, (i) Sellers have not entered into, and to the Knowledge of Sellers there are no, subleases, concessions, environmental access agreements or other Contracts granting to any Person other than a Seller, a Buyer or their respective Affiliates, or customary access rights by the landlord thereof, the right to use or occupy any Leased Real Property or, in each case, portion thereof and (ii) there are no outstanding options, rights of first offer, or rights of first refusal to purchase, or rights of repurchase or forfeiture of or with respect to any Leased Real Property or, in each case, any portion thereof.

Section 3.11    Assumed Contracts.

(a)    Prior to the Closing, Sellers have made available to Buyers true and complete copies of each of the Assumed Contracts. Each Assumed Contract is a legal, valid and binding obligation of such applicable Seller and, to the Knowledge of Sellers, of each other party thereto, and assuming its validity with respect to the other parties thereto, is in full force and effect and enforceable in accordance with its terms by the applicable Seller, subject only to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws relating to or affecting creditors’ rights generally, or general equitable principles. Except as set forth on Schedule 3.11, (i) no Seller has received notice of termination or of any event of default under any of the Assumed Contracts that currently remains outstanding and uncured, nor has any Seller issued any notice of termination or of default to the other party under any Assumed Contract alleging that such other party is in material violation of such Assumed Contract; (ii) each Seller is in compliance in all material respects with its obligations under each Assumed Contract, including its obligations with respect to any amounts owed by such Seller under any Assumed Contract; (iii) to the Knowledge of Sellers, no event has occurred which, with notice or lapse of time or both, would constitute a material default by a Seller thereunder; (iv) no Seller intends, and to the Knowledge of Sellers no counterparty has expressed an intent, to (A) terminate or otherwise modify, amend or supplement any Assumed Contract, except in the case of modifications, amendments or supplements to the extent necessary in connection with the consummation of the transactions contemplated by this Agreement or (B) assert any defenses, counterclaims or material rights of set-off; (v) except as set forth in Schedule 3.11, the term of each Assumed Contract is not expired and the parties thereto are not operating under any month-to-month or similar arrangement that extends the term of such Assumed Contract beyond the original term of such Assumed Contract; and (vi) to the Knowledge of Sellers, each other party to each Assumed Contract has in all material respects performed all the obligations required to be performed by such party to date thereunder.

(b)    Schedule 1.1(vi) sets forth a true, correct and complete list of (i) all Real Property Leases, and (ii) all leases entered into in connection with the Business pursuant to which a Seller is a tenant, subtenant, lessee, sublessee or otherwise uses or occupies real property owned by a third party. Schedule 1.1(ix) sets forth a true, correct and complete list of (A) all Third Party Leases, and (B) all leases entered into in connection with the Business pursuant to which a Seller is a landlord, sublandlord, lessor or sublessor or otherwise grants to a third party any right to use or occupy any real property.

Section 3.12    Intellectual Property.

(a)    Schedule 3.12(a) sets forth, as of the Signing Date, a list of all patents, patent applications, registered trademarks, trademark applications, registered copyrights, copyright applications, and domain name registrations (i) owned by Sellers and their Subsidiaries and (ii) constituting LTC Intellectual Property or Stripes Intellectual Property (“Registered IP”) (together with material Intellectual Property that is not registered or the subject of a pending application that is owned by Sellers and used or held for use in connection with the Assets or the Business, and including the LTC Intellectual Property and the Stripes Intellectual Property, collectively, “Material Intellectual Property”). All Registered IP is subsisting and, to the Knowledge of Sellers, enforceable and valid.

(b)    Sellers, individual and/or jointly, own, on an exclusive basis, all right, title and interest in and to all Material Intellectual Property, or have the valid and enforceable right to use all Material Intellectual Property, free and clear of all Liens (other than Permitted Liens) and Liens which will be released at Closing. The Material Intellectual Property constitutes all the Intellectual Property that is necessary for the conduct of the Business as currently conducted.

(c)    There is no pending action, suit, written claim or proceeding, and, to the Knowledge of Sellers, no such threatened claims, against Sellers that allege that Sellers’ use or ownership of any Material Intellectual Property infringes, misappropriates or otherwise violates (either directly or indirectly, such as through contributing infringement or inducement of infringement) any Intellectual Property rights of any third party. To the Knowledge of Sellers, no Person is infringing, engaging in unauthorized use, misappropriating or otherwise violating (either directly or indirectly, such as through contributing infringement or inducement of infringement) any Material Intellectual Property. None of Sellers have received any written claim or demand, and, to the Knowledge of Sellers, no claim, action, suit, or other proceeding has been threatened challenging the validity of, or Sellers’ ownership of or right to use, any Material Intellectual Property.

(d)    (i) To the Knowledge of Sellers, neither the conduct of the Business with respect to the Assets as currently conducted, nor the ownership or use of any Material Intellectual Property, infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person; and (ii) to the Knowledge of Sellers, no Person is infringing, misappropriating or otherwise violating any Material Intellectual Property or a Seller’s rights in such Intellectual Property.

(e)    Sellers have taken commercially reasonable actions, generally consistent with industry standards, to maintain the confidentiality, integrity and security of their material Business information, trade secrets, any personally identifiable information and customer financial information and any other information protected by Law or Contract that is collected, created, maintained, stored, transmitted, used, disclosed or otherwise processed by or for the Business (collectively, “Sensitive Data”).

(f)    Schedule 3.12(f) contains a list of all material computer system, networks, and electronic infrastructure that Sellers own or lease under any agreement that are included in the Assets and used in the operation of the Business as currently conducted (the “Sellers’ Systems”). In the two (2) years prior to the Signing Date, there has been no material failure, breakdown, errors, or other material substandard performance of any of Sellers’ Systems that has caused any material disruption or interruption to the operation of the Business. Sellers have adopted, implemented and maintained (i) an information technology security policy and procedures to protect the integrity and security of Sellers’ Systems and the software information stored thereon, and to safeguard Sellers’ Systems against the risk of business disruption arising from attacks (including virus, malware, worm and denial-of-service attacks), unauthorized activities or access of any employee, hackers or any other Person, (ii) commercially reasonable plans, policies and procedures for privacy, physical, and cyber security including reasonable and appropriate administrative, technical and physical safeguards to protect the confidentiality and security of Sensitive Data in Sellers’ possession, custody or control against unauthorized access, use, modification, disclosure or other misuse and (iii) commercially reasonable disaster recovery systems to protect and securely store Sensitive Data of Sellers as it pertains to the Business. Sellers have complied in all material respects with their published privacy policies and internal privacy, data security, and cybersecurity policies and procedures, and have taken commercially reasonable steps to test such policies and procedures on a periodic basis.

(g)    Except as set forth on Schedule 3.12(g), Sellers have performed, or have caused to be performed, privacy and data security audits or assessments of the Business within the last two (2) years, and have remedied, in all material respects, any material privacy or data security issues raised in such audits or assessments.

Section 3.13    Benefit Plans.

(a)    Schedule 3.13 lists (i) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, including without limitation, each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and (ii) each collective bargaining agreement and each incentive, bonus, performance award, phantom equity, stock or stock-based arrangements, plans, or programs, employment compensation, deferred compensation, pension, profit sharing, retirement, post-retirement, employment, consulting, severance, termination, change in control, separation, retention, vacation, sickness, life or other insurance, welfare, fringe benefit and incentive bonus contract, agreement, plan, program, policy or arrangement sponsored, maintained or contributed to by a Seller or an Affiliate of a Seller as of the Signing Date and in which any employee of the Business participates or to which any employee of the Business is subject or party (the “Benefit Plans”). With respect to each Benefit Plan, Sellers have made available to Buyers or Buyers’ counsel, to the extent in existence as of the Signing Date and otherwise applicable, a copy of such Benefit Plan, including all amendments thereto, or a summary thereof.

(b)    There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any liability of Sellers or their Affiliates or otherwise with respect to the Business under Title IV of ERISA, Section 302 of ERISA or Section 412 or 4971 of the Code, in each case, that would reasonably be expected to be a liability of Buyers following the Closing or result in the imposition of any Lien (other than Permitted Liens) upon any of the Assets.

(c)    Each Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and in substantial compliance with its terms, ERISA, the Code and any other applicable Laws governing the Benefit Plan, except for such noncompliance or impropriety that would not reasonably be expected to result in a material Liability of Buyers or in the imposition of any Lien (other than Permitted Liens) upon any of the Assets.

(d)    No Benefit Plan provides or has at any time provided for medical or death benefits with respect to current or former employees of any Seller or any ERISA Affiliate beyond termination of their employment (other than as required to avoid an excise tax under Section 4980B of the Code).

Section 3.14    Labor Matters.

(a)    No Seller nor any of such Seller’s Affiliates is party to or bound by any collective bargaining agreements or other agreements with any union or labor organization (each, a “Union”) involving any employees of Sellers or their respective Affiliates employed at the Station Properties. Except as would not reasonably be expected to be material, individually or in the aggregate, within the past three (3) years, there have been no actual or, to the Knowledge of Sellers, threatened Union organizing efforts by a Union or a group of employees of either Sellers or its Affiliates employed at the Station Properties or primarily related to the Business for purposes of collective bargaining, strikes, lockouts, slowdowns, work stoppages, boycotts, picketing, walkouts, or other forms of organized labor disruption with respect to Sellers or their respective Affiliates and such employees.

(b)    Within the past three (3) years, Sellers and their respective Affiliates have been and are currently in compliance in all material respects with all applicable Laws relating to labor and employment at the Station Properties, including Laws related to the hiring, promotion, and termination of employees; discrimination; equal employment opportunities; disability; labor relations; wages and hours; worker classification; overtime; immigration; workers’ compensation; employee benefits; working conditions; occupational safety and health; and family.

(c)    There are no pending or, to the Knowledge of Sellers, threatened Proceedings, grievances, or unfair labor practice charges against any Seller or its Affiliates brought by or on behalf of any applicant for employment related to the Station Properties, any current or former employee, any person alleging to be a current or former employee, any representative, agent, consultant, independent contractor, subcontractor, leased employee, volunteer, or “temp” of Seller or its Affiliates related to the Station Properties, or any group or class of the foregoing, or any Governmental Entity, alleging a violation of any labor or employment Laws, breach of any collective bargaining agreement, breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful, or tortious conduct in connection with the employment relationship, that would, individually, reasonably be expected to result in any loss to the Business or the Assets greater than Five Hundred Thousand Dollars ($500,000) or otherwise individually have a Material Adverse Effect on the Business or the Assets.

Section 3.15    Brokers. Except as to J.P. Morgan Securities LLC, Sellers or their respective Affiliates or the Other ET Entities have not paid or are not obligated to pay any fees or commissions to any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof. All fees, expenses and costs of J.P. Morgan Securities LLC are the responsibility of, and shall be paid by, Sellers.

Section 3.16    Financial Statements.

(a)    The financial statements of Sunoco LP included in the quarterly and annual reports filed by Sunoco LP with the Securities and Exchange Commission (the “SEC”) for the two (2) years prior to the Signing Date: (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC), (ii) fairly present in all material respects and in accordance with the applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the results of operations of Sunoco LP, including the results of operations of the Business as of the respective date and for the respective periods covered thereby.

(b)    The income statements for the year ended December 31, 2016 and, when delivered by Sellers in accordance with Section 5.1(c), the three months ended March 31, 2017, for the Business (i) on a combined basis with respect to each of the 1,120 retail fuel outlets together with the 56 ancillary properties originally included in the nineteen (19) markets comprising the Business and (ii) on a market basis for each of the nineteen (19) markets comprising the Business, in each case, provided to Buyers by Sellers and acknowledged in writing by Buyers as the income statement provided pursuant to this Section 3.16(b) or Section 5.1(c), as applicable, were derived from the books and records of Sellers in accordance with the Agreed Principles and fairly present (subject to normal year-end adjustments) in all material respects the income for the Business (A) on a combined basis with respect to all of the 1,120 retail fuel outlets together with the 56 ancillary properties in the nineteen (19) markets originally included in the Business and (B) on a market basis for each of the nineteen (19) markets comprising the Business as of the respective dates and for the respective periods to which they apply.

(c)    Any agreements existing between a Seller, on the one hand, and a Seller-Related Party, on the other hand, are upon fair and reasonable terms no less favorable in the aggregate to such Seller than would be obtained in a comparable arm’s length transaction with a Person not a Seller-Related Party.

(d)    As of the Signing Date and date of delivery of the Reference 2016 EBITDA calculation pursuant to Section 2.9, none of the Specified Categories are excluded from the account mappings used to calculate the Reference 2016 EBITDA in accordance with the Agreed Principles. As of the date of delivery of the Reference 2017 Q1 EBITDA pursuant to Section 2.9, none of the Specified Categories are excluded from the account mappings used to calculate the Reference 2017 Q1 EBITDA in accordance with the Agreed Accounting Principles.

Section 3.17    Actions Outside of the Ordinary Course. Except as set forth on Schedule 3.17, since December 31, 2016, (a) each Seller has operated the portion of the Business operated by such Seller in the Ordinary Course of Business and (b) there has not been any change, event, circumstance, development, condition, occurrence or effect that has had or would reasonably be expected to have, either by itself or in the aggregate with respect to all such matters, a Material Adverse Effect. There has not occurred any event, condition, action, or occurrence that would have been prohibited by the provisions of Section 5.2 if the terms of such section had been in effect as of December 31, 2016.

Section 3.18    Inventory.

(a)    All Inventory consists of a quality and quantity usable and saleable in the Ordinary Course of Business, except for obsolete items, expired items, and items of below-standard quality, substantially all of which has been identified as obsolete, expired or of below-standard quality and written-off or written down to net realizable value. There has been no material change in inventory valuation standards or methods with respect to the inventory since December 31, 2016. Except as set forth on Schedule 3.18(a), no Seller holds any items of inventory on consignment from other Persons and no other Person holds any items of inventory on consignment from any Seller relating to the Business.

(b)    All instances of product warranty claims involving any motor fuels sold by any Seller and involving amounts in excess of an aggregate of One Hundred Thousand Dollars ($100,000) with respect to any claim or group of related claims (related claims shall include any group of five (5) or more claims alleged to have arisen out of sales of motor fuels at the same Station Property (i) over a five (5) day period or (ii) that would reasonably be expected to be from the same fuel delivery) that have occurred and for which notice has been received by Sellers in connection with the Business within the two (2) year period prior to the Signing Date are listed on Schedule 3.18(b).

(c)    All Fuel Inventory (i) is of sufficient quality and fitness that it will be suitable for use by automotive consumers, (ii) is of merchantable quality and (iii) meets the specifications previously furnished by Sellers to Buyers. Such Fuel Inventory meets all applicable federal, state and local Laws, including the rules and regulations promulgated pursuant to Section 211 of the Clean Air Act (or any other Environmental Law), 40 CFR 79-Registration of Fuels and Fuel Additives and 40 CFR 80-Regulation of Fuels and Fuel Additives. For the avoidance of doubt, the foregoing representation and warranty is in addition to, and not in lieu of, any applicable representations and warranties in Section 3.8.

Section 3.19    Material Contracts. Schedule 3.19 sets forth a list as of the Signing Date of all material Contracts to which any Seller is a party relating to the Assets or the Business,

which shall include each of the Assumed Contracts (the Contracts listed on Schedule 3.19 being collectively, the “Material Contracts”). Sellers have made available to Buyers true and complete copies of all Material Contracts. Schedule 3.19 lists each Contract that contains a ROFR and identifies the Real Property or assets subject thereto, and each Seller has performed all obligations required to be performed by it as of the Signing Date with respect to each such ROFR.

Section 3.20    Powers of Attorney. There are no third parties holding a power of attorney relating to the Real Property, the Assets or the Business.

Section 3.21    Zoning. Except as set forth on Schedule 3.21, (a) no zoning Law, building code, covenant, condition or restriction applicable to the Real Property prohibits or restricts (i) any of the Real Property that is being operated by Sellers as a 24-hour convenience store from being operated as a 24-hour convenience store or (ii) any of the Real Property being used by Sellers in the engagement in the sale of motor fuels and beer and wine at the Real Property from being used in the engagement in the sale of motor fuels and beer and wine at the Real Property, (b) to the Knowledge of Sellers, the current operation of the Business at the Real Property does not violate in any material respect any applicable zoning Law, building code, covenant, condition or restriction and (c) to the Knowledge of Sellers, no zoning changes are pending which would restrict or otherwise impair Sellers’ operation of the Real Property, or Buyers’ operation of the Real Property after the Closing, as 24-hour convenience stores with motor fuels and beer and wine sales.

Section 3.22    Insurance. In connection with the operation of the Business, Sellers maintain such insurance (a) in such amounts and against such risks as Sellers have in good faith determined to be sufficient for the conduct of the Business, (b) as is required under any Real Property Lease or Contract and (c) as is required by applicable Laws or Orders. To the Knowledge of Sellers, all such policies of insurance (including insurance covering environmental remediation or other environmental risks) maintained by Sellers and covering any of the Real Property, Assets or the Business are legal, valid, binding and enforceable, and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws relating to or affecting the enforcement creditors’ rights generally, or by general equitable principles. With respect to the Real Property, the Business and the Assets, since January 1, 2015, no Seller has been denied coverage or had any coverage cancelled, nor is any such denial or cancellation pending or, to the Knowledge of Sellers, threatened. There is no default with respect to any provisions contained in any such policies, nor has there been any failure to give notice of or present any claim under such policies in a due and timely fashion, except, in each case, to the extent as would not materially adversely affect any Seller’s ability to enforce its insurance benefits thereunder. No notice of denial of coverage, cancellation or non-renewal of any insurance policy has been received, and to the Knowledge of Sellers, none of the insurance providers has any current intent to cancel or decline to renew such policies. Certificates evidencing such policies have been previously made available to Buyers. All premiums due and payable under such policies have been paid, and Sellers are otherwise in material compliance with the terms and conditions of all such policies.

Section 3.23    Access/Sewer and Water. To the Knowledge of Sellers, all curb cuts and street openings, drive lanes, permits, easements or licenses required for vehicular access to and from adjoining public streets or to any parking spaces utilized in connection with the Owned Real Properties are in full force and effect, fully paid for, and shall inure to the benefit of Buyers. To the Knowledge of Sellers, except as set forth on Schedule 3.23, there are no plans or proposals of any Governmental Entities that would restrict or redirect any traffic flow in a manner that would materially impact the Business at any Real Property. All Real Property, except that set forth on Schedule 3.23, is connected to municipal sewer and water and there are no potable water wells. To the Knowledge of Sellers, no sewer moratorium or like order of any Governmental Entity is in effect with respect to any of the Real Property. To the Knowledge of Sellers, all water, sewer, electric, telephone, and storm water and drainage facilities and all other utilities required by Law or for the normal operation of all buildings and other improvements located on each Real Property are available and are installed across public property or valid easements to the property lines of such Real Property, are all connected with valid Permits, and are adequate to service such Real Property for its current use. Schedule 3.23 sets forth a list of the Real Property that utilizes a septic system, including the location of the drain field for each such septic system, including the location of the drain field for each such septic system. Each such septic system is in good operating condition (subject to normal wear and tear and the effect of any future casualty or condemnation) and suitable for the purposes for which it is presently used. Each such septic system is in in compliance in all material respects with all applicable Laws.

Section 3.24    Bonds. Except as described in Schedule 3.24, no Seller nor any of such Seller’s Affiliates or any Other ET Entity maintains or has maintained any surety or other bonds in connection with its operation of the Business.

Section 3.25    Facilities for Motor Fuels. Sellers do not own or lease (in whole or in part) or operate, and have not owned or leased (in whole or in part) or operated during the period commencing on January 1, 2014, and ending on the Closing Date, any terminals, pipelines, or other facilities for the storage or transportation of motor fuels in connection with the Business, other than (a) storage tanks located at the Station Properties at which motor fuels are sold in the Business and (b) Station Properties leased by Sellers to third parties for the operation of convenience stores at which motor fuels are sold at retail.

Section 3.26    No Other Representations and Warranties. Except for the representations and warranties of Sellers contained in this Agreement (including the Disclosure Schedules), in any Ancillary Agreement or in any certificate delivered pursuant hereto or thereto by Sellers, Buyers acknowledge and agree that, absent fraud, no Seller nor any other Person on behalf of any Seller makes or has made any other representations or warranties with respect to the Business, the Assets or Sellers’ respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and, absent fraud, Sellers hereby disclaim any other representations or warranties in respect of the Business or the Assets.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYERS

Buyers, jointly and severally, hereby represent and warrant to Sellers as follows, as of the Signing Date and as of the Closing:

Section 4.1    Due Organization and Power. Each Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Texas. Each Buyer has all requisite corporate power and authority to own, operate or lease its assets and properties now owned, operated or leased by it and to carry on its business as now conducted, except where the failure to be qualified or licensed to transact business as a foreign entity in any jurisdiction in which the ownership, operation or lease of such assets and properties or such operation of its business is not and would not reasonably be expected to have a material adverse effect on the ability of such Buyer to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which it is or will be a party.

Section 4.2    Authority. Each Buyer has full power and authority to execute and deliver this Agreement and each Ancillary Agreement to be executed and delivered by such Buyer pursuant to this Agreement and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each Buyer of this Agreement and each such Ancillary Agreement and the consummation by each Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary actions on the part of each Buyer and no other action on the part of any Buyer is required to authorize the execution, delivery or performance of this Agreement or the Ancillary Agreements to be executed and delivered by each Buyer pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes, and each Ancillary Agreement to be executed and delivered by each Buyer pursuant to this Agreement shall constitute, legal, valid and binding obligations of each Buyer enforceable in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws relating to or affecting the enforcement of creditors’ rights generally, or by general equitable principles.

Section 4.3    No Violation. Except for the HSR Regulatory Approvals and except as set forth on Schedule 4.3, neither the execution, delivery or performance by each Buyer of this Agreement or the Ancillary Agreements to be executed and delivered by such Buyer pursuant hereto nor the consummation by such Buyer of the transactions contemplated hereby or thereby (a) shall conflict, breach or violate any material Law applicable to such Buyer, (b) shall require any authorization, consent, qualification, Permit, Order, declaration, filing, registration or approval by, filing with or notice to any Governmental Entity, except that which is lawfully and validly obtained prior to the Closing, or (c) shall violate or conflict with any term or provision of the corporate charter, bylaws, or similar organizational documents of such Buyer.

Section 4.4    Broker Fees. Except as to Merrill Lynch, Pierce, Fenner & Smith Incorporated, none of Buyers nor any of their respective Affiliates has paid or is obligated to pay any fees or commissions to any broker or finder in connection with the transactions provided for herein or in connection with the negotiation thereof. All fees, expenses and costs of Merrill Lynch, Pierce, Fenner & Smith Incorporated are the responsibility of, and shall be paid by, Buyers.

Section 4.5    No Litigation. There is no Proceeding pending or, to Buyers’ knowledge, threatened against Buyers that challenges or seeks to prevent, enjoin or otherwise prohibit or make illegal, alter or delay the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.6    Financial Capacity. Buyers have sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts due by Buyers hereunder, and to consummate the transactions contemplated by this Agreement. Buyers acknowledge that their obligations under this Agreement are not subject to a financing contingency

Section 4.7    Industry Experience. Buyers have significant experience in the industry in which the Business operates and have made their own inquiry and investigation into the Business and the Assets.

Section 4.8    No Other Representations and Warranties. Except for the representations and warranties of Buyers contained in this Agreement, in any Ancillary Agreement or in any certificate delivered pursuant hereto or thereto by Buyers, absent fraud, Buyers hereby disclaim any other representations or warranties of Buyers in respect of Buyers or the transactions contemplated hereby.

ARTICLE V

COVENANTS PRIOR TO FINAL CIC

Section 5.1    Access to Information; Confidentiality.

(a)    Access to Information. Each Seller shall, during the period commencing on the Signing Date and ending on the Closing Date, furnish or cause to be furnished to Buyers and their Representatives, at reasonable times and upon reasonable notice, (i) such access, during normal business hours, to the Assets, including the Real Property, as Buyers from time to time reasonably request, all in accordance with Section 5.7, and with due regard to minimizing disruption of the conduct of the Business, (ii) such access to the books, accounts, records, Assumed Contracts and other information and data (including data in the possession of such Seller’s respective independent public accountants) of the Business as Buyers from time to time reasonably request and (iii) provided that there is no undue interference with their job duties, such access to Sellers’ officers, managers, directors, employees, store managers, territory managers, agents and Representatives as Buyers from time to time reasonably request for such purposes as Buyers deem reasonably necessary in connection with the consummation of the transactions contemplated by this Agreement, which purposes may include interviewing employees prior to making offers of employment to any such employees, consistent with Section 6.4; provided, however, that any environmental investigation, testing, sampling or analysis shall be conducted in accordance with the terms of, and subject to the limitations set forth in, Section 5.5. Notwithstanding the foregoing or anything contained herein to the contrary, Buyers and their authorized Representatives shall not be permitted or entitled to examine any materials without Sellers’ prior written consent, if either (A) such materials are protected by the attorney-client privilege, work product doctrine or other similar privilege or doctrine and such examination could, in Sellers’ opinion based on advice of counsel, cause the loss of such privilege or protection or (B) such examination could contravene any Law, fiduciary duty or binding agreement entered into prior to the Signing Date, except that Sellers shall use commercially reasonable efforts to provide such materials in a manner that does not cause the loss of attorney-client privilege, work product doctrine or other similar privilege or doctrine or the contravention of any Law, fiduciary duty or binding agreement; provided that, for the avoidance of doubt, the final determination whether, after the use of commercially reasonable effort, disclosure could result in a the loss of attorney-client privilege, work product doctrine or other similar privilege or doctrine or the contravention of any Law, fiduciary duty or binding agreement shall be determined by Sellers in their reasonable discretion. All investigations and due diligence conducted by Buyers or any of their Representatives shall be coordinated with Sellers, and Sellers shall authorize and direct the appropriate representatives of Sellers to cooperate with Buyers in their investigation of the Business and, subject to the restrictions herein contained, to discuss matters involving Business of Sellers as the case may be, with Representatives of Buyers.

(b)    Confidentiality. All of the information provided pursuant to this Section 5.1 or otherwise in connection with the consummation of the transactions contemplated hereby shall be treated as “Confidential Information” pursuant to the terms and for all purposes of the Confidentiality Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Effective upon the Closing, the Confidentiality Agreement shall terminate automatically without further action by the Parties.

(c)    Not later than thirty (30) days following the date on which Guarantor announces its financial and operating results for the three months ending March 31, 2017, Sellers shall prepare and deliver to Buyers income statements for the three months ending March 31, 2017, for the Business (i) on a combined basis with respect to each of the 1,120 retail fuel outlets together with the 56 ancillary properties originally included in the nineteen (19) markets comprising the Business and (ii) on a market basis for each of the nineteen (19) markets comprising the Business. Such income statements shall be (A) in the same format (or similar format) and include the same level of detail as the income statements for the year ended December 31, 2016 referenced in Section 3.16(b) and (B) derived from the books and records of Sellers in accordance with the Agreed Principles.

(d)    Sellers shall prepare and deliver, at Closing, to Buyers store-level income statements in substantially the same format as contemplated by the Agreed Principles, for the twelve (12) month period ending as of the end of Sellers’ most recently completed fiscal quarter (which shall not include any fiscal quarter that was not announced at least 30 days prior to Closing) for each of the individual retail fuel outlets ultimately included in the Assets immediately after the Closing (but not, for the avoidance of doubt, with respect to any Rejected Properties). Each such income statement shall prepared in good faith in accordance with the books and records of Sellers.

Section 5.2    Conduct of Business Pending the Closing. From the Signing Date until the earlier to occur of the Closing or the termination hereof, except as expressly required or contemplated by the transactions contemplated by this Agreement or the Ancillary Agreements, or otherwise consented to by Buyers in writing (which consent shall not be unreasonably withheld, conditioned or delayed), each Seller shall:

(a)    operate the Business in the Ordinary Course of Business;

(b)    use commercially reasonable efforts to keep the Business and Assets substantially intact, including the present operations, physical facilities, working conditions and relationships with dealers, vendors, suppliers, customers and Governmental Entities;

(c)    use commercially reasonable efforts to operate the Business and own and use the Assets in compliance, in all material respects, with all applicable Laws;

(d)    not sell, lease or otherwise transfer or dispose of any of the Assets, except in the Ordinary Course of Business;

(e)    use commercially reasonable efforts to maintain all qualifications of such Seller (including Permits) that are required for it to own the Owned Real Properties or to lease the Leased Real Properties or to carry on the Business in accordance with Section 5.2(a);

(f)    except as set forth on Schedule 5.2(f), use commercially reasonable efforts to (i) maintain the Assumed Contracts in full force and effect, (ii) perform in all material respects its obligations thereunder and (iii) not enter into any agreement or other arrangement to extend, modify or renew any of the Assumed Contracts;

(g)    use commercially reasonable efforts to preserve all rights, privileges, franchises and other authority adequate for the conduct of the Business as currently conducted;

(h)    not enter into (i) any arrangement containing any limitation or restriction of any nature on the ability of the Business to operate or compete, including exclusivity provisions, non-competition provisions, non-solicitation provisions or any other restrictive covenant, except in connection with Section 5.1(a) or (ii) any arrangement containing or granting most favored nations or similar pricing provisions;

(i)    not pledge or mortgage any of the Assets or subject any of the Assets to any Lien (or permit any of the Assets to be subjected to any Lien) of any nature whatsoever, other than Permitted Liens or Liens that will be released at or prior to Closing;

(j)    use commercially reasonable efforts to maintain the Assets in the substantially the same operating condition and repair consistent with all applicable Laws and past practices, ordinary wear and tear excepted;

(k)    use commercially reasonable efforts to maintain in full force and effect without modification (other than in the Ordinary Course of Business) all material insurance policies relating to the Business, the Assets or the Assumed Liabilities;

(l)    pay or cause to be paid the debts, Taxes and other obligations of the Business prior to delinquency;

(m)    not materially change or modify its credit, collection or payment policies, procedures, or practices, including fail to pay or delay payment of payables or other liabilities, with respect to the Business;

(n)    not liquidate or dissolve;

(o)    not (i) grant any Station Operation Employees or Non-Operation Support Employees any loan or, except in the Ordinary Course of Business, increase in wages, salary, commissions, bonuses, severance, termination payments, pension or other compensation, increase in benefits, or accelerate the vesting or payment of any compensation or benefits for any Station Operation Employees or Non-Operation Support Employees or (ii) enter into any employment arrangements with any Station Operation Employees or Non-Operation Support Employees;

(p)    continue to conduct physical counts of all Fuels Inventory and non-fuel Inventory in the Ordinary Course of Business at each retail store included in the Assets;

(q)    not cancel or waive any rights related to the Assets or commence any material Proceedings relating to the Assets, except in each case as would not reasonably be expected to impair or delay the transactions contemplated by this Agreement or adversely affect Buyers’ ownership or operation of the Business or Assets following Closing;

(r)    not relocate any of the Assets to a location other than at the Station Property at which such Assets are customarily located, other than in the Ordinary Course of Business;

(s)    maintain the books, accounts and records (financial, Inventory, repair and maintenance and otherwise) of the Business in the Ordinary Course of Business;

(t)    not (i) increase Inventory in an amount not in the Ordinary Course of Business, (ii) fail to replenish Inventory in the Ordinary Course of Business or (iii) make any commitment in excess of the normal, ordinary and usual requirements of the Business, consistent with the past practice methodologies customarily used by Sellers for determining such needs, or at any price in excess of the then-usual current market price or upon terms and conditions more onerous to the Business than those consistent with past practices of Sellers;

(u)    except in the Ordinary Course of Business, not (i) make, change or revoke any material Tax election, settle or compromise any material Tax claim or Liability or enter into a settlement or compromise, or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes that, in each case, would increase the Tax Liabilities of Buyer for any period (or portion thereof) after the Closing Date or (ii) prepare or file any Tax Return (or any amendment thereof) other than any Tax Return that relates solely to Seller Taxes unless such Tax Return shall have been prepared in a manner consistent with past practice and Sellers shall have provided Buyers a copy thereof (together with supporting papers) at least three (3) Business Days prior to the due date thereof;

(v)    not merge (or be merged) with or into any other Person (including any other Seller), except as would not reasonably be expected to (i) impair or delay the transactions contemplated by this Agreement, (ii) adversely affect Buyers’ ownership of the Business or the Assets following Closing or (iii) adversely affect the Buyer Indemnified Parties’ indemnification rights pursuant to Article VIII or the collectability thereof;

(w)    not enter into any agreements, programs or other arrangements with any other Person that (i) any arrangement containing any limitation or restriction of any nature on the ability of the Business to operate or compete, including exclusivity provisions, non-competition provisions, non-solicitation provisions or any other restrictive covenant; (ii) any arrangement containing or granting most favored nations or similar pricing provisions; or (iii) except for actions in the Ordinary Course of Business, any action that would result in increased Liabilities to third parties under an Assumed Contract; and

(x)    not authorize, contract, commit or otherwise agree whether in writing or otherwise to take any of the actions set forth in clause (c) or clauses (h)-(w) of this Section 5.2.

Section 5.3    Notice of Certain Events. From and after the Signing Date until the Closing, Buyers, on the one hand, and Sellers, on the other hand, shall promptly notify each other in writing of (a) any change, event, circumstance, development, condition, occurrence or effect of which it becomes aware that has had or could reasonably be expected to have a Material Adverse Effect or will or is reasonably likely to result in any of the conditions set forth in Article VII becoming incapable of being satisfied, (b) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transaction contemplated by this Agreement, and (c) any written notice or other written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement.

Section 5.4    Efforts; Filings.

(a)    Under the terms and subject to the conditions of this Agreement (including Section 5.5, Section 5.8 and Section 5.9), except as otherwise expressly provided herein, each Buyer and each Seller shall (and shall cause its Affiliates to) use its respective commercially reasonable efforts to take, agree to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under any Law or otherwise, so as to, as promptly as practicable, consummate Buyers’ purchase, and Sellers’ sale, of the Assets and the other transactions contemplated by this Agreement and the Ancillary Agreements, including (i) defending against any Proceeding challenging this Agreement or the consummation of the transactions contemplated hereby, (ii) seeking to have any Order entered or imposed by any court or other Governmental Entity that is not yet final and non-appealable vacated or reversed, (iii) cooperating with the other Parties to obtain all actions, non-actions, approvals, clearances, waivers, consents (including the Contract Consents), Permits, approvals, authorizations, licenses, qualifications and Orders from, or filing or registration with or notice to, Governmental Entities as are necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and (iv) refrain from taking any actions that would reasonably be expected to materially impair, delay or impede the Closing; provided, however, that (A) Sellers, together with their Affiliates, shall not be required to commence or participate in any litigation or offer or grant any material accommodation (material or otherwise) to any third person and (B) no Party shall be required to waive any of the conditions set forth in Article VII. For the avoidance of doubt, this Section 5.4(a) shall not be applicable to HSR Regulatory Approval, which is specifically addressed by Sections 5.4(c) and 5.4(d).

(b)    Each of Sellers and Buyers shall use commercially reasonable efforts to not cause or, with respect to its controlled Representatives permit, take any act or omission to act that would reasonably be expected to cause any of the representations and warranties of Sellers or Buyers, respectively, contained herein not to be true and correct in any material respect if such representations and warranties were made immediately after such act or failure to act, in either case so as to cause the failure of any condition to the Closing set forth in either Section 7.1 or Section 7.2, in the case of Sellers, or Section 7.1 or Section 7.3, in the case of Buyers, respectively, to be satisfied.

(c)    Buyers and Sellers acknowledge that the transactions contemplated by this Agreement may require filings with the FTC and the Antitrust Division under the HSR Act. Without limiting the generality of Section 5.4(a), each of Buyers and Sellers shall use its commercially reasonable efforts to obtain the termination or expiration of any applicable waiting period and/or to take any other action to obtain any approval, authorization, clearance, Order, Permit or consent by any Governmental Entities required to consummate the transactions contemplated by this Agreement under the HSR Act (“HSR Regulatory Approval”). In connection with the HSR Regulatory Approval, Buyers and Sellers shall each, subject to applicable Law and if permitted: (i) as promptly as reasonably practicable, but in any event no later than 15 Business Days from the Signing Date, make all filings or registrations with, notification to the Department of Justice and Federal Trade Commission under the HSR Act in connection with this Agreement and the Ancillary Agreements (“HSR Filings”), and thereafter promptly make any other submissions and responses requested by a Governmental Entity (including promptly responding to any request for additional information) with respect to the transactions contemplated by this Agreement and the Ancillary Agreements; (ii) furnish all information reasonably requested by any other Party for any HSR Filings to be made by any Party hereto in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; (iii) act in good faith and reasonably cooperate with each other Party in connection with any HSR Filings (including, by providing each other Party or their Representatives a reasonable opportunity to comment on any submissions to a Governmental Entity in connection with obtaining the HSR Regulatory Approval, considering all such comments in good faith and furnishing copies of all HSR Filings to outside counsel for a non-filing Party and, if requested, to such other Party); (iv) keep each other Party informed with respect to any substantive communication received from, or given to, any Governmental Entity and of any material communication received or given in connection with any proceeding brought under antitrust Law by a private party, in each case, relating to the transactions contemplated by this Agreement and the Ancillary Agreements; (v) provide each other Party with prior notice of any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any HSR Filings; (vi) reasonably consult and cooperate with each other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals submitted by or on behalf of any Party in connection with proceedings relating to obtaining the HSR Regulatory Approval; and (vii) unless prohibited by any Governmental Entity, make commercially reasonable efforts to ensure that each other Party has an opportunity to attend any meeting and, where possible, to participate in any substantive communication with any Governmental Entity in respect of any HSR Filings, the HSR Regulatory Approval or any investigations or other inquiries relating thereto; provided, however, that, notwithstanding anything to the contrary contained herein, information and materials may be redacted or withheld (A) to the extent that such information and materials concern or refer to matters other than the Business or the transactions contemplated by this Agreement; (B) as necessary to comply with contractual arrangements; and (C) because information is protected under the attorney client or other privilege, absent the entry of a mutually acceptable joint defense agreement. Sellers shall bear and pay any and all filing fees required to be paid by Sellers or Buyers under the HSR Act (which fees shall be considered Covered Transaction Expenses). Except as stated in the preceding sentence, Sellers and Buyers shall each bear their own costs and expenses incurred in connection with the preparation and filing of the HSR Filings and obtaining HSR Regulatory Approvals.

(d)    In furtherance and not in limitation of the covenants of the Parties contained in Section 5.4(c), subject to Section 5.4(f), Buyers shall take or cause their Subsidiaries to take all commercially reasonable actions necessary to obtain the HSR Regulatory Approval and to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement and the Ancillary Agreements under the HSR Act or any other antitrust Law, including proposing, negotiating, offering to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, (i) the sale, divestiture or disposition of such assets or businesses that Buyers deem appropriate, or (ii) any commercially reasonable action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Buyers, any of their respective Subsidiaries, or the Business) which it is lawfully capable of taking (any such action, a “Remedial Action”); provided, however, for purposes of this Section 5.4, “commercially reasonable efforts” shall be deemed to include any sale, divestiture or disposition of any Station Properties that represent, in the aggregate up to Three Hundred Million Dollars ($300,000,000) in Assigned Drop Value (it being understood that, to the extent Buyers determine to pursue a Remedial Action that requires the sale, divestiture or disposition of either (1) a station property owned by Buyers or (2) a Station Property located in close geographic proximity thereto, then for purposes of this sentence, any station properties owned by Buyers that are being divested due to being located within close geographic proximity to a Station Property shall be ascribed and Assigned Drop Value equal to the Assigned Drop Value for the Station Property geographically proximate thereto that Buyers elect not to sell, divest or dispose of). If Buyers determine to sell, divest or dispose of a Station Property pursuant to this clause (d), Sellers may designate such Station Property as a Rejected Property and the Purchase Price shall be adjusted by the Assigned Drop Value assigned to such Station Property and the Station Property shall be treated as a Rejected Property for all purposes under this Agreement. For the avoidance of doubt, Sellers shall also be entitled to, in their sole discretion, consent to any other Remedial Action with respect to any Station Properties designated as Rejected Properties under this Section 5.4(d); provided that, if Sellers do not consent to any such Remedial Action, then Buyers may, in their sole discretion, remove such Station Property as a Rejected Property.

(e)    Buyers and Sellers shall reasonably cooperate and mutually agree on the strategies, tactics, process of obtaining the HSR Regulatory Approval, provided that, Buyers shall have final say regarding the strategy, process, negotiation of settlement (if any), and determination of any Remedial Action, including for the avoidance of doubt the marketing or sale of any part of Sellers’, Buyers’ or any of their respective Affiliates’ businesses or assets. Notwithstanding anything to the contrary in this Section 5.4, any reasonable actions or strategies pursued by Buyer (i) to avoid, resist or reduce the scope of any action that may be sought or required to satisfy the conditions herein or (ii) pertaining to the submission of all required notifications to Governmental Entities and obtaining the consent of any Governmental Entity, shall be deemed consistent with its obligations under this Section 5.4 so long as such action or strategy is consistent with Buyers’ commercially reasonable efforts and does not delay satisfaction of the conditions set forth in Article VII to a date beyond the End Date.

(f)    Subject to the proviso in Section 5.4(d) but notwithstanding else anything herein to the contrary, in no event shall this Section 5.4 require, or be construed to require, (i) any Buyer or its Affiliates to, or to offer to, propose or agree to: (A) any sale, divestiture or disposition of any Station Properties that represent, in the aggregate, in excess of Three Hundred Million Dollars ($300,000,000) in Assigned Drop Value (it being understood that, to the extent Buyers determine to pursue a Remedial Action that requires the sale, divestiture or disposition of either (1) a station property owned by Buyers or (2) a Station Property located in close geographic proximity thereto, then for purposes of this sentence, any station properties owned by Buyers that are being divested due to being located within close geographic proximity to a Station Property shall be ascribed and Assigned Drop Value equal to the Assigned Drop Value for the Station Property geographically proximate thereto that Buyers elect not to sell, divest or dispose of); or (B) any undertakings or conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a material adverse effect or materially and adversely impact the economic or business benefits to Buyers of the transactions contemplated by this Agreement or (ii) Buyers or Sellers to consent to any material modification or waiver of the terms and conditions of this Agreement.

Section 5.5    Environmental and Equipment Integrity Testing Matters.

(a)    Environmental Site Inspections. The Station Properties have been and are being used by Sellers and their respective predecessor(s) in title as retail gasoline facilities and convenience stores. Following the Signing Date, Sellers shall perform Phase I Environmental Site Assessments (the “Phase I ESAs”) in accordance with the Phase I Protocols, including inspections of any existing remediation systems, at all of the Station Properties by one or more Approved Environmental Consultants. Sellers shall perform an invasive Phase II Environmental Site Assessment (“Phase II ESAs”) at each Station Property in accordance with the Phase II Protocols by one or more Approved Environmental Consultants in the event that (i) (A) reasonable and credible evidence in a Phase I ESA indicates that Contamination is likely to exist at a level that is likely to be required to be investigated, assessed, removed, remediated or monitored under applicable Environmental Law for which no NFA Status has been achieved or (B) a Phase I ESA provides reasonable and credible evidence of current or historical dry cleaning operations on or adjacent to the Station Property; (ii) a Fuel Equipment Inspection reveals, indicates or uncovers reasonable and credible evidence that a release of Hazardous Materials that exceeds reportable or actionable levels for remediation established pursuant to Environmental Laws is likely to have occurred and for which for which no NFA Status has been achieved; (iii) a UST at a Station Property is thirty (30) years old or older, single-walled and constructed of a material other than steel; (iv) a Station Property was issued an incident report by a Governmental Entity for the release of Hazardous Materials at the Station Property for which no NFA Status has been achieved; (v) a failed tank tightness or ullage test, line tightness test or secondary containment test on the Fuel Equipment at a Station Property indicates that there has been a release of Hazardous Materials resulting in Contamination for which no NFA Status has been achieved; (vi) the requirements of any applicable state land transfer statute or similar Law (e.g., New Jersey) requires the performance of invasive sampling or testing activities and (vii) a Phase

I ESA indicates the reasonable likelihood of a Material Environmental Condition. Sellers shall provide Buyers with a copy of any Phase I ESA report or Phase II ESA report promptly after the report is issued. Sellers shall cause each Approved Environmental Consultant upon hiring of such consultant to grant in writing the right for Buyers to rely on the Phase I ESA or Phase II ESA, as applicable, performed by such consultant in a form reasonably acceptable to Buyers. Buyers shall have the right to have their own contractors present at Buyers’ sole cost (it being understood that such costs and expenses shall be borne by Buyers and shall not be Covered Transaction Expenses) (and Sellers shall give Buyers seven (7) Business Days’ prior written notice of) the time of any such invasive testing to confirm compliance with the Phase I and Phase II Protocols, and to obtain split samples of any soil or groundwater obtained by Sellers’ Approved Environmental Consultant. Buyers acknowledge and agree that Buyers shall not be permitted to perform any invasive sampling or testing at the Station Properties prior to Closing and that Sellers shall not be required to perform any invasive sampling or testing at the Station Properties other than to the extent required by this Section 5.5(a).

(b)    Fuel Equipment Inspections and Repairs.

(i)    As promptly as reasonably practicable after the Effective Date, Sellers shall engage the services of contractors mutually acceptable to Buyers and Sellers (the “Fuel Equipment Contractors”) to conduct with respect to the Fuel Equipment on or under each Station Property, and in accordance with the Tank and Line Testing Protocols, (A) a visual inspection of such Fuel Equipment, including under dispenser containers or dispenser pans (UDCs), STP and overfill sumps, dispensers, and vapor recovery equipment, and (B) a test of such Fuel Equipment in accordance with the Tank and Line Testing Protocols, including testing of underground storage tanks, lines, leak detectors, automatic tank gauges and cathodic protection testing, if any (collectively, the “Fuel Equipment Inspections”). Sellers shall provide Buyers with a copy of the Fuel Equipment Contractors’ final report for each Station Property promptly after the reports are issued, subject to Buyers’ agreement to maintain confidentiality and return or destroy, at Buyers’ election, all such reports if this Agreement is terminated. Sellers shall arrange to have an environmental representative at each Station Property when the testing is conducted in order to make any minor repairs or adjustments required in order to complete the tests. In addition, Sellers shall, at their expense, make any repairs necessary to permit the Fuel Equipment Inspections described in the Tank and Line Testing Protocols to be properly conducted. Sellers shall arrange to have the Fuel Equipment Inspections performed in accordance with the timetable as reasonably agreed by Buyers and Sellers.

(ii)    If the Fuel Equipment Inspections, or inspections conducted pursuant to Section 5.5(b)(i), disclose any leaks, cracks, damage or improper installation, maintenance or repair in, to or with respect to the Fuel Equipment that requires Fuel Equipment Repairs in order to comply with applicable Laws and/or manufacturer specifications or nationally recognized standards (i.e., PEI, STI, NFPA30 or PCI) (such specifications and standards, the “Standards”), the Fuel Equipment Contractors shall promptly advise Buyers and Sellers and provide an estimate of the costs of such Fuel Equipment Repairs. Sellers shall promptly, at their expense, complete any Fuel Equipment Repairs (i.e., repair any identified problems that, absent immediate repair, could result in Contamination or require tank replacement and those repairs required to comply with applicable Laws and Standards). Sellers shall use their commercially reasonable efforts to complete such Fuel Equipment Repairs prior to the Closing Date. Sellers shall ensure that all Fuel Equipment Repairs are completed with oversight from, and consultation with, Buyers in accordance with the Tank and Line Testing Protocols and in such a manner that repaired Fuel Equipment complies with applicable Laws and/or Standards, and Sellers shall cause the repaired Fuel Equipment (or the affected component) to be re-tested and, if necessary, re-certified as to tightness, by the Fuel Equipment Contractors. If any such retest discloses any leaks, cracks, damage or improper installation, maintenance or repair in, to or with respect to the Fuel Equipment that requires Fuel Equipment Repairs in order to comply with applicable Laws, applicable manufacturer specifications for such repairs and the Standards, Sellers shall conduct the repair and retest requirements until the Fuel Equipment Inspections reveal no leaks, cracks, damage or improper installation, maintenance or repair in, to or with respect to the Fuel Equipment that requires Fuel Equipment Repairs in order to comply with applicable Laws and/or Standards. Sellers shall use commercially reasonable efforts to restore the surface condition of the affected Properties to a condition at least equal to the condition prior to the repair or replacement. Sellers shall discuss with Buyers any Fuel Equipment Repairs to be made prior to making such Fuel Equipment Repairs so as to facilitate the installation of any upgrades or other improvements not required hereunder that may be contemplated or desired by Buyers. Any such additional upgrades or improvements desired by Buyers would be done at Buyers’ incremental expense (i.e., above the cost of the Fuel Equipment Repairs to be otherwise performed by Sellers hereunder).

(iii)    If Contamination is identified during Fuel Equipment Inspections or Fuel Equipment Repairs that requires Governmental Entities to open an incident number with respect to such Contamination, then Sellers shall in a prompt manner undertake at their sole cost and expense those Remediation Activities necessary to address such Contamination in accordance with and to the extent required by applicable Environmental Law. Such Remediation Activities shall be completed by Sellers in a good and workmanlike manner with due diligence, in compliance with applicable Laws and shall be undertaken in such a manner so as not to unreasonably interfere with Buyers’ or other third parties’ actual or expected operations at the respective Station Property. Following the Closing, Buyers shall provide Sellers with reasonable access to the affected Station Properties in order to perform any required Remediation Activities and, at the Closing, shall execute and deliver to Sellers a Site Access Agreement, as defined in Section 6.1(a), for each such Station Property. To the extent Remediation Activities are necessary, Sellers shall ensure that the condition of the affected properties is restored to its condition prior to the initiation of such Remediation Activities.

(iv)    Sellers shall notify Buyers in writing at least ten (10) days in advance of performing any Fuel Equipment Repairs, so that Buyers or their consultants or contractors may be present to observe.

(c)    Post-Closing Phase II ESA Activities and Fuel Equipment Inspection and Repairs. In the event that the Phase II ESAs contemplated by Section 5.5(a) or Fuel Equipment

Inspections and Repairs contemplated by Section 5.5(b) of this Agreement cannot be completed prior to the Closing Date, Buyers hereby expressly agree to continue to provide Sellers with a non-exclusive right of access to the Station Properties, in accordance with the applicable Site Access Agreement, so that Sellers can complete additional Phase II ESAs and Fuel Equipment Inspections and Repairs (the “Post-Closing Inspection and Repair Activities”). The Parties shall agree on the Station Properties for which Post-Closing Inspection and Repair Activities are required, and the timing of such Post-Closing Inspection and Repair Activities, and such Station Properties and timing schedule shall be identified on Schedule 5.5(c) that is added to this Agreement by amendment prior to the Closing Date. Any Post-Closing Inspection and Repair Activities shall be conducted in accordance with Section 5.5(a) and Section 5.5(b) of this Agreement, as applicable.

(d)    Termination as to Property. Notwithstanding anything in this Agreement to the contrary, if Buyers determine, in their reasonable discretion, prior to the Closing or, with respect to any Station Property for which a Phase II ESA has not been completed prior to thirty (30) days before the Closing, the thirtieth (30th) day after the date of completion of the applicable Phase II ESA, that a Material Environmental Condition exists at such Station Property, then Buyers may elect to treat such Station Property as a Rejected Property and reduce the Purchase Price by the Assigned Drop Value assigned to such Station Property. Additionally, if Sellers determine, in their reasonable discretion, prior to the Closing or, with respect to any Station Property for which a Phase II ESA has not been completed prior to thirty (30) days before the Closing, the thirtieth (30th) day after the date of completion of the applicable Phase II ESA, that a Material Environmental Condition exists at such Station Property that would be reasonably likely to result in Liabilities to Sellers in excess of the Assigned Drop Value plus Seven Hundred Fifty Thousand Dollars ($750,000) for each such Station Property, then Sellers, in their sole discretion, may notify Buyers of their desire to treat such Station Property as a Rejected Property, and such Station Property shall be treated as a Rejected Property and the Purchase Price shall be reduced by the Assigned Drop Value assigned to such Station Property; provided that any Covered Transaction Expenses related to such Rejected Property shall be deducted from Excess Covered Transaction Expenses. For the avoidance of doubt, Buyers and Sellers may designate one or more Station Properties as Rejected Properties, so long as such Station Property(ies) fit the criteria in this Section 5.5(d).

Section 5.6    Title to Real Property.

(a)    Following the Signing Date, Sellers shall use commercially reasonable efforts to, as promptly as practicable, (i) to the extent in the possession or control of Sellers, provide the Title Company copies of the most recent existing title policies (if any) with any Sellers as the insured with respect to the Real Property or any portion thereof, order the commitments for such Title Policies and cause the Title Company to perform a real property title search with regard to the Owned Real Properties and the Leased Real Properties, and to deliver to Buyers and to Sellers a commitment to issue a Title Policy (each, a “Commitment,” and together, the “Commitments”) to be issued by the Title Company with regard to the fee interests in the Owned Real Properties and the leasehold interests in the Leased Real Properties and (ii) to the extent in the possession or control of Sellers, provide the Surveyor copies of the most recent existing surveys (if any) of the Real Property or any portion thereof, order the surveys and cause the Surveyor to complete and deliver to Buyers current as-built, ALTA/ACSM surveys for the

Owned Real Properties and the Leased Real Properties (collectively, the “Surveys”). Buyers shall have the right to determine the insured value under each Commitment for each Owned Real Property and Leased Real Property; provided, however, that the aggregate amount of all such values shall not exceed an amount equal to the Base Price, minus the Assigned Drop Value of any Rejected Properties. The cost of obtaining the Commitments and the Surveys shall be borne in accordance with Section 9.4(b). Buyers may, no later than thirty (30) days after receipt of a Commitment and Survey for a Station Property (the “Title Objection Date”), deliver written notice to Sellers of any matter set forth in such Commitment (excluding any Liens or matters created by Buyers’ examination or inspection of the Assets including any entry upon any Real Property in connection therewith) or Survey that is unacceptable to Buyers (such matters being collectively referred to herein as “Defects,” and each a “Defect”). If Buyers do not deliver such written notice to Sellers on or before the applicable Title Objection Date, Buyers shall be deemed to have waived any right to object to any title matter, or any other matter set forth in the applicable Commitment or Survey, shall accept title with respect to such Owned Real Property or the Leased Real Property, and shall proceed to the Closing without any reduction in the Purchase Price with respect to same. Notwithstanding anything to the contrary herein, the following shall be deemed Defects whether or not included in a notice of Defect and whether or not any notice of Defect is delivered by Buyers: (i) any liens and encumbrances securing payment of money, (ii) any lis pendens or judgment Liens, and (iii) all matters (including Liens and requirements set forth in the Commitments) related to violations of Law or Permits and (iv) any Lien created or placed on any of the Assets in violation of Section 5.2(j) (collectively, the items described in clauses (i) through (iv), the “Non-Permitted Encumbrances”).

(b)    If, on or before the applicable Title Objection Date, Buyers deliver written notice to Sellers of a Defect, Sellers shall, within fifteen (15) days after receiving such notice, notify Buyers in writing whether Sellers will or will not attempt to cure such Defect. Failure by Sellers to deliver such notice shall be deemed Sellers’ election not to cure such Defect; provided, however, that the preceding sentence shall not apply to Non-Permitted Encumbrances, which Sellers shall attempt to cure if Buyers deliver written notice of any such Non-Permitted Encumbrances to Sellers. If Sellers elect (or are deemed to have elected) not to attempt to cure a Defect, then, the Purchase Price shall be reduced by the amount reasonably necessary, as determined in good faith by Sellers and Buyers to cure such Defect or to account for any diminution in the value of the applicable Real Property resulting from the existence of such Defect and upon application of such Purchase Price reduction Buyers shall be deemed to have waived such Defect (including for purposes of Article VIII) or, if the amount to cure such Defect, as determined in accordance with the foregoing, exceeds 15.0% of the Assigned Drop Value or materially and adversely affects the ownership or operation of such Real Property, at Buyers’ option, such Real Property shall be designated as a Rejected Property, in which case the Purchase Price shall be reduced by the Assigned Drop Value assigned to the applicable Station Property on Schedule 2.7 and such affected Real Property shall no longer be a part of the Assets being transferred hereunder. Excluding the matters described in the last sentence of Section 5.6(a), any title matters that are not objected to by Buyers on or before the applicable Title Objection Date, or are objected to and cured (or not cured but are waived by Buyers as set forth above) before the Closing, shall be deemed “Permitted Real Property Encumbrances.”

(c)    If Sellers elect in writing pursuant to Section 5.6(b) to attempt to cure a Defect, but at the time of the Closing such Defect has not been cured or insured over at Sellers’

cost to Buyers’ reasonable satisfaction, then, at Buyers’ option, (i) the Purchase Price shall be reduced by the amount reasonably necessary, as determined in good faith by Sellers and Buyers to cure such Defect or to account for any diminution in the value of the applicable Real Property resulting from the existence of such Defect and upon application of such Purchase Price reduction Buyers shall be deemed to have waived such Defect (including for purposes of Article VIII) or (ii) the applicable Real Property shall be designated as a Rejected Property, in which case the Purchase Price shall be reduced by the Assigned Drop Value assigned to the applicable Station Property on Schedule 2.7 and such affected Real Property shall no longer be a part of the Assets being transferred hereunder.

(d)    If at any time after the later of the date that Buyers deliver notice of a Defect or the applicable Title Objection Date (i) a Commitment or Survey is amended or (ii) the Title Company or the surveyor otherwise discloses to Buyers or Sellers a new matter or materially and adversely amends any matter previously approved or deemed approved by Buyers or (iii) the Title Company materially and adversely amends the terms under which the Title Company is willing to issue its policy of title insurance, then Buyers shall have ten (10) Business Days from its receipt of notice of such amendment or disclosure, together with legible copies of all documents mentioned in such amendment or disclosure, to deliver a notice of Defect to Sellers with respect to the applicable Real Property or Leased Real Property.

(e)    Sellers shall use commercially reasonable efforts to, as promptly as practicable prior to the Closing Date, request and obtain waivers of any ROFRs held by any third party pursuant to a Material Contract that contains a ROFR as set forth in Schedule 3.19. If a third party exercises a ROFR, or a waiver of such ROFR is not obtained prior to Closing, in respect of any Real Property, including the Real Property Leases more particularly described in Schedule 1.1(vi), such Real Property shall be designated as a Rejected Property, in which case the Purchase Price shall be reduced by the Assigned Drop Value assigned to the applicable Station Property on Schedule 2.7, and such affected Real Property shall no longer be a part of the Assets being transferred hereunder. Sellers shall provide Buyers with written notice of any such exercise of a ROFR promptly following receipt thereof.

Section 5.7    Inspections and Entry.

(a)    Except as otherwise set forth herein and in Section 5.5(a), all inspections conducted by or on behalf of Buyers shall be conducted at Buyers’ sole expense by qualified inspectors or contractors, selected by Buyers. Any entry upon any Real Property by Buyers or any of Buyers’ Representatives, for the purpose of conducting such inspections shall be upon not less than forty eight (48) hours’ prior written notice (which may be by e-mail) to Sellers, and shall be subject, in any event, to prior scheduling and coordination with Sellers, and Sellers shall reasonably cooperate with Buyers with respect to such scheduling and coordination. At Sellers’ election and sole cost and expense, a Representative of Sellers shall be entitled to be present during any entry by Buyers or Buyers’ Representatives upon the Real Property to conduct the inspections. All inspections shall be performed in a manner that will not unreasonably interfere with or disturb ongoing operations of Sellers or any third party operators at the Station Properties and Buyers shall as soon as reasonably practicable repair any damage caused by Buyer’s inspection. Subject to Section 5.1, prior to the CIC Conversion Date for each Station Property (or any termination of this Agreement), Buyers shall not approach, contact or involve itself in any discussions or negotiations with any employee of any Seller or with any other occupant of such Station Property, without Sellers’ prior written consent (which may not be unreasonably withheld, conditioned or delayed) and without Sellers (or Sellers’ designated representative) being present thereat. Prior to Buyers or their Representatives accessing any Real Property and conducting tests or installing equipment thereon, Buyers shall provide Sellers with a certificate of insurance naming the applicable Seller as an additional insured and evidencing liability coverage in form and substance acceptable to Sellers in an amount not less than Two Million Dollars ($2,000,000) and an aggregate limit of at least Five Million Dollars ($5,000,000).

(b)    No more than thirty (30) days prior to the Closing, Buyers may enter the Station Properties to install internet/telephone lines and other equipment needed to effect an orderly post-Closing transition of the operations conducted thereon. Such entry and installation (i) shall be at Buyers’ sole risk and expense; (ii) shall be at such times as selected by Buyers and reasonably approved by Sellers, which approval shall not be unreasonably withheld, conditioned or delayed and (iii) may be conducted by a Buyer or through its agents, employees, contractors or subcontractors. Buyers shall use commercially reasonable efforts to not materially disturb the existing operations on the Station Properties and shall keep the Station Properties free from any Liens or claims arising out of any work performed, material furnished, or obligations uncured by or on behalf of Buyers. If any mechanic’s or other Lien is recorded against such Station Properties as a result of Buyers’ installation of equipment and the Closing does not occur, Buyers shall cause the Lien to be discharged of record within ninety (90) days after receiving notice of such Lien’s recording.

(c)    If the Closing does not occur, and Buyers have installed equipment on the Station Properties in accordance with Section 5.7(b), Buyers shall upon thirty (30) days’ written notice from Sellers remove the equipment installed by Buyers and restore the Station Properties to materially the condition existing immediately prior to Buyers’ installation of such equipment; provided that, if after good faith efforts, Buyers need more time to complete such activities, Sellers shall cooperate to provide Buyers with a reasonable extension of time; provided, further, that if Buyers fail to comply with the foregoing requirements, Buyers shall be deemed to have transferred title to any equipment installed by Buyers to Seller that owns the applicable Station Property, at no cost and without any express or implied warranty, after which such Seller shall be solely responsible for such equipment.

Section 5.8    Permits. Sellers shall use commercially reasonable efforts, at their reasonable cost and expense, to transfer to any Buyer or its nominee or designee on the applicable CIC Conversion Date the Permits included in the Assets, to the extent transferable under applicable Law, and necessary for the operation of the Business. Buyers shall reasonably cooperate with all of Sellers’ actions in connection therewith. With respect to any Permits that are not transferable under applicable Law or cannot be transferred to the applicable Buyer on or prior to the applicable CIC Conversion Date despite commercially reasonable efforts having been undertaken, such Buyer shall be responsible for obtaining such Permits and Sellers shall reasonably cooperate with all of such Buyer’s actions in connection therewith, including by executing all documents or applications required for such Permits and any interim management or other agreements permitted by applicable Law.

Section 5.9    Consents.

(a)    Prior to the Closing, Sellers shall use commercially reasonable efforts to obtain and deliver to Buyers the written consent of each counterparty to the Real Property Leases and the Third Party Leases where such consent is required to assign such lease to the applicable Buyer at the Closing, which consent shall be in the form required by the applicable Real Property Lease or Third Party Lease or, if no form is provided, in a form mutually agreeable to the Parties, and, in the case of the Ground Leases, shall be in recordable form (if required by such Ground Lease) in the form required by the applicable Ground Lease, if any such form is provided (each, a “Lease Consent”). Sellers shall keep Buyers reasonably informed with respect to the status of any such Lease Consents, including by providing Buyers with reasonable advance notice of and the opportunity, to the extent permitted by the counterparty to such Real Property Lease, to participate in any meetings with any counterparty for the purpose of discussing such Lease Consent. If, despite the exercise of commercially reasonable efforts, any Seller is unable to (i) assign any Real Property Lease to the applicable Buyer at the Closing for any reason, including due to failure to obtain a Lease Consent, or (ii) with respect to any Non-Transferred Contract relating to any Real Property Lease, enter into a management agreement or similar contractual arrangement with the applicable Buyer in accordance with Section 5.9(e) or otherwise establish the applicable Buyer as a proper subtenant pursuant to such Real Property Lease, having such rights and privileges as mutually agreed upon by the Parties, then Buyers shall be permitted to either (A) designate the applicable Leased Real Property as a Rejected Property, in which case the Purchase Price shall be reduced by the Assigned Drop Value assigned to the applicable Station Property on Schedule 2.7 and such affected Station Property shall no longer be a part of (1) the Assets being transferred hereunder and (2) all Liabilities to the extent attributable to or arising from such Leased Real Property shall no longer be part of the Assumed Liabilities or (B) request in writing prior to Closing that Sellers continue to use commercially reasonable efforts to obtain and deliver to Buyers the applicable Lease Consent following the Closing, in which case Sellers shall (1) continue to own and operate the applicable Leased Real Property, for Buyers’ benefit and account and, to the extent applicable, in accordance with the covenants set forth in Section 5.2 (provided that Buyers shall assume management of the applicable Leased Real Property pursuant to the terms of the Transition Services and Operations Agreement), (2) not transfer to Buyers at Closing the applicable Real Property Lease or any Assets exclusively related to such Leased Real Property and (3) use commercially reasonable efforts to obtain such Lease Consent following Closing, until such time as specified in the Escrow Agreement.

(b)    Sellers shall use commercially reasonable efforts to obtain at the earliest practicable date and, in any event, prior to the Closing, amendments to each of the Real Property Leases with a primary term that expires on or prior to January 2, 2018, listed on Schedule 5.9(b) adding the lease term renewal options and other amendments specified on Schedule 5.9(b) (collectively, the “Lease Amendments”); provided that, to the extent that Sellers are unable to obtain any Lease Amendment prior to the Closing, such Leased Real Property shall be designated as a Rejected Property, in which case the Purchase Price shall be reduced by the Assigned Drop Value assigned to the applicable Station Property such affected Station Property shall no longer be a part of (i) the Assets being transferred hereunder and (ii) all Liabilities to the extent attributable to or arising from such Leased Real Property shall no longer be part of the Assumed Liabilities. As promptly as practical, Sellers shall deliver true and complete copies of each of the Real Property Leases listed on Schedule 5.9(b) to Buyers and, after Buyers’ review of such leases, Buyers and Sellers shall mutually agree to the parameters of the lease amendments to be set forth on Schedule 5.9(b).

(c)    Sellers shall use commercially reasonable efforts to obtain at the earliest practicable date and, in any event, prior to the Closing, all consents (the “Contract Consents”) required with respect to the transfer of the Assumed Contracts (other than the Lease Consents, which are addressed in clause (a)) and the Contracts set forth on Schedule 5.9(c) (the “Affiliate Contracts”); provided, however, that Sellers shall not be required to make any payments or any other economic concession to obtain any Contract Consents. If, despite the exercise of commercially reasonable efforts, any Seller is unable to (i) assign any Assumed Contract to the applicable Buyer or obtain the requisite consent under any Affiliate Contract at the Closing for any reason, including due to failure to obtain a Contract Consent, or obtain any Lease Amendment at the Closing for any reason or (ii) enter into a contractual arrangement with the applicable Buyer in accordance with clause (e), having such rights and privileges as mutually agreed upon by the Parties that provide the applicable Buyer with the benefit of the Assumed Contract, from and after Closing, then Buyers shall be permitted to designate the applicable Station Property associated with such Assumed Contract, Lease or Affiliate Contract as a Rejected Property, in which case the Purchase Price shall be reduced by the Assigned Drop Value assigned to the applicable Station Property on Schedule 2.7, such affected Station Property shall no longer be a part of the Assets being transferred hereunder and such Assumed Contract or Lease shall no longer be part of the Assumed Contracts.

(d)    The failure of Sellers to obtain any Lease Consents, Contract Consents or Lease Amendments prior to the Closing shall not, in and of itself, be deemed a breach of this Agreement, including for purposes of Article VII and Article X. For the avoidance of doubt, neither this Agreement nor the applicable Assignment and Assumption Agreement shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of the Assumed Contract to which such Lease Consent, Contract Consent or Lease Amendments relates if such Lease Consent, Contract Consent or Lease Amendments has not been obtained prior to the Closing. Following the Closing, the Parties shall use commercially reasonable efforts and cooperate with each other to obtain any Lease Consent, Contract Consent or Lease Amendments that has not yet been obtained and is not associated with a Rejected Property as soon as practicable; provided, however, that none of Sellers nor Buyers shall be required to make any payments to any Person or make any other economic concession to permit Sellers to obtain any Lease Consent, Contract Consent or Lease Amendments. Upon obtaining such Lease Consent, Contract Consent or Lease Amendments following the Closing, each Seller who is a party to the applicable Assumed Contract or Affiliate Contract shall promptly assign, transfer, convey and deliver such Assumed Contract or Affiliate Contract to the applicable Buyer and such Buyer shall assume the obligations under such Assumed Contract, from and after the date of assignment to such Buyer, pursuant to a special purpose assignment and assumption agreement substantially similar in terms to those of the applicable Assignment and Assumption Agreement (which special-purpose agreement the Parties shall prepare, execute and deliver in good faith at the time of such transfer).

(e)    To the extent that Sellers are unable to obtain any Lease Consent, Contract Consent or Lease Amendments and the Closing occurs, (i) the applicable Seller shall continue to be bound by the obligations arising under the terms and conditions of the Assumed Contract or Affiliate Contract to which such Lease Consent, Contract Consent or Lease Amendments relates (a “Non-Transferred Contract”), (ii) with respect to any Non-Transferred Contract relating to a Third Party Lease or Real Property Lease, the applicable Seller shall enter into a management agreement or similar contractual arrangement with the applicable Buyer under which such Buyer shall, subject to the provisions of the Transition Services Agreement, (A) assume management of the operation of the Station Property to which such Non-Transferred Contract relates on behalf of such Seller, (B) act as such Seller’s agent to perform all of such Seller’s obligations under such Non-Transferred Contract, including the obligation to pay any costs, expenses and charges reasonably incurred by Sellers, such as labor, rent and similar charges, in accordance with the terms of such Non-Transferred Contract, and (C) receive the benefits of such Non-Transferred Contract and operation of the Station Property, including all proceeds or other compensation received by such Seller pursuant to such Non-Transferred Contract or in connection with the operation of the Station Property and attributable to such Buyer’s performance of such Non-Transferred Contract and operation of the Station Property in the post-Closing period, (D) with respect to any Non-Transferred Contract relating to an Assumed Contract, at the applicable Buyer’s request, the applicable Seller shall cooperate with such Buyer to establish a reasonable arrangement designed to provide such Buyer with the benefits and burdens of such Non-Transferred Contract, including appointing such Buyer to act as its agent to perform all of the applicable Seller’s obligations under such Non-Transferred Contract and to collect and promptly remit to such Buyer all compensation received by any Seller pursuant to such Non-Transferred Contract and attributable to such Buyer’s performance of such Non-Transferred Contract in the post-Closing period, (E) unless directed by a Buyer, no Seller shall take any action that would reasonably be expected to lead to a breach of the terms and conditions of such Non-Transferred Contract, and (F) the applicable Seller shall seek to enforce, at the direction of such Buyer, and for the account and benefit of such Buyer, any and all rights of such Seller against any other Person arising out of the breach or cancellation of such Non-Transferred Contract by such other Person or otherwise (any and all of which arrangements shall constitute, as between the Parties, a deemed assignment or transfer); provided, however, that the foregoing shall not obligate any Seller to commence or participate in any material Proceeding relating to the enforcement of such Non-Transferred Contracts absent an undertaking by Buyers, reasonably acceptable to Sellers, to (1) reimburse Sellers for all fees, costs and expenses related to such actions and (2) indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses relating to or arising from such actions.

Section 5.10    Termination of Contracts Other Than Assumed Contracts or Affiliate Contracts. Sellers shall terminate, at least effective as of the Closing, all Contracts effective at or prior to the Closing with respect to their application to the applicable Station Properties which are not Assumed Contracts (except with respect to Contracts that are necessary for the continued operation of a Station Property in the Ordinary Course of Business or in order to comply with a Party’s obligations under the Transition Services and Operations Agreement, which Contracts shall be terminated with respect to such Station Property on the applicable CIC Conversion Date).

Section 5.11    Non-Competition and Non-Solicitation. The restrictive covenants contained in this Section 5.11 are intended and necessary to protect the Assets, the Business and other interests and rights being acquired by Buyers under this Agreement as well as the other legitimate business interests of Buyers and their respective Affiliates.

(a)    For the period commencing on the Closing Date and expiring on the third (3rd) anniversary thereof, except as expressly permitted under this Section 5.11, neither Sellers nor any of their respective Affiliates (collectively, the “Restricted Parties”), directly or indirectly, shall engage in the business of owning, leasing or operating convenience stores or any facility that sells motor fuels on a retail basis (including but not limited to motor fuels, food, beverage and merchandise sales) (collectively, “Restricted Activities”) in the “Restricted Area,” which is defined as the geographic regions set forth on Schedule 5.11(a), nor shall any Restricted Party, directly or indirectly, be employed by, invest in, have any ownership interest in, participate in, act as a consultant or lender to, provide services to (as an employee, director, officer, member, principal, licensor, trustee, broker, agent, stockholder, partner, or in any other capacity), operate, assist, represent, advise or otherwise provide support to, any Person that engages in or plans to engage in any Restricted Activity in the Restricted Area.

(b)    For the period commencing on the Closing Date and expiring on the third (3rd) anniversary thereof, none of the Restricted Parties shall, without the prior written consent of Buyers, directly or indirectly, solicit, encourage, cause, induce to hire or hire, interfere in the business relationship of or enter into an employment agreement, consulting agreement or service relationship with (i) any Buyer Employee or (ii) any other senior level or manager level (including store managers or above) employee or consultant of Buyers or their Affiliates other than Buyer Employees. The foregoing restrictions are not intended to preclude general solicitations in newspapers or similar mass media not targeted towards Buyer Employees or other employees or consultants of Buyers or their respective Affiliates.

(c)    Notwithstanding the foregoing, or anything else contained in this Agreement to the contrary, the restrictions in Section 5.11(a) shall not apply to the following:

(i)    any investment by a Restricted Party in any Person that is traded on a national securities exchange if the Restricted Parties collectively hold less than 2% of the outstanding voting securities of such Person;

(ii)    the continued operation of the Station Properties by Sellers prior to the applicable CIC Conversion Date;

(iii)    the current or future business activities of Sellers at the convenience store locations and retail fuel outlets set forth on Schedule 5.11(c)(iii) (which shall be comprised of convenience store locations owned, operated or franchised by Sellers as of the Signing Date that are not Station Properties) and any Rejected Properties, but only to the extent such future activities constitute Ongoing Operations. For purposes of this Agreement, “Ongoing Operations” shall mean, with respect to any convenience store location or retail fuel outlet set forth on Schedule 5.11(c)(iii) or Rejected Property, business operations conducted after the Closing Date which are (A) conducted only at the same physical location and address for such location as of the Signing Date and (B) consistent with the business operations being conducted at such location as of the Signing Date and (ii) the sale of consigned fuel owned by Restricted Parties at independent commission marketers and the provision of fuel and other related services to independent distributors and dealers by Restricted Parties (including the provision of services to APlus franchisee operations with such independent parties), in each case in markets where the Station Properties are located;

(iv)    owning and operating convenience stores and retail fuel outlets that are either (A) acquired in connection with the acquisition of (1) any Person or group of Related Persons that are not primarily engaged in the retail fuel business in the Restricted Area, (2) all or any portion of the business or assets of any Person or Persons, which business is not primarily engaged in the retail fuel business in the Restricted Area or assets are not primarily composed of assets related to the retail fuel business in the Restricted Area or (B) are re-acquired from a franchisee in connection with the conversion or termination of an existing franchise (such locations in clauses (A) and (B) collectively, “Acquired Stores”), in each case, for a period not to exceed twelve (12) months after the date on which such stores are acquired or re-acquired, as applicable, and in each case subject to Section 5.11(d); and

(v)    owning or operating a wholesale fuel distribution business.

(d)    Buyers shall have a ROFR on each Acquired Store in the event any Restricted Party seeks to sell or franchise such Acquired Store or convert such Acquired Store to be commissioned marketer operated (each such event, a “ROFR Event”). Each Restricted Party shall first send a notice to Buyers of its intention to effect a ROFR Event (a “ROFR Notice”), which ROFR Notice shall contain the material terms and conditions (including price and form of consideration, if applicable), the identity of the proposed acquirer, franchisee or commissioned marketer, as applicable, if known, and the intended date of the proposed ROFR Event. Buyers shall be entitled to accept such offer by sending a response notice to such Restricted Party within thirty (30) days of receipt of such ROFR Notice and, if no such acceptance notice is timely delivered, Buyers’ ROFR solely with respect to such offer in respect of such ROFR Event that is the subject of such ROFR Notice shall expire. If Buyers elect to exercise their ROFR with respect to any such ROFR Event, Buyers and such Restricted Party shall negotiate in good faith and cooperate in promptly preparing definitive documentation and consummating such transaction.

Section 5.12    Removal of Excluded Assets. With respect to each Station Property, on or prior to the applicable CIC Conversion Date, Sellers shall remove all Excluded Assets (other than those Excluded Assets owned by third Persons) from the Real Property, as well as signs, signage or advertising bearing or displaying Excluded Assets or any names, marks, or trade dress, except, in each case, to the extent required to continue ongoing operations of such Real Property in the Ordinary Course of Business (such as branded fuel signage for a brand that will continue to be utilized past the applicable CIC Conversion Date). Sellers shall provide to Buyers, prior to the applicable CIC Conversion Date, evidence reasonably satisfactory to Buyers that all such Excluded Assets have been removed. Notwithstanding the foregoing, if, after good faith efforts, Sellers need more time to comply with the foregoing, the Parties shall cooperate to provide Sellers with a reasonable extension of time. Any such Excluded Assets not removed from the applicable Station Property by ninety (90) days following the applicable CIC Conversion Date or such date as may be determined pursuant to an extension under this Section 5.12 shall be deemed abandoned by Sellers, and Buyers may dispose of such Excluded Assets in whatever manner Buyers may elect; provided, however, that to the extent Buyers transfer or otherwise dispose of any such Excluded Assets following the applicable CIC Conversion and prior to the date that is ninety (90) days following the applicable CIC Conversion Date such that they are no longer located at the Station Property, Sellers shall have no further right to recover such Excluded Assets from Buyers and Buyers shall not be liable to Sellers for any such transfer or disposal.

Section 5.13    Leases.

(a)    Prior to the Closing, Sellers shall use commercially reasonable efforts (but without any obligation to pay any money or other consideration) to obtain and deliver to Buyers (i) estoppel certificates from each counterparty under the Real Property Leases and Third Party Leases, substantially in the form required by the applicable lease or, if no form is provided for, in a form mutually agreeable to the Parties (each, a “Lease Estoppel”), and (ii) to the extent reasonably requested by Buyers, Subordination and Non-Disturbance Agreements from third party landlords and their lenders with respect to the Leased Real Properties, in a form mutually agreeable to the Parties (each, an “SNDA”). Lease Estoppels shall be dated no more than thirty (30) days prior to the Closing Date; provided, however, that Sellers shall be obligated for any amounts required by the terms of the Real Property Leases to be paid by the signatories to the Lease Estoppels and SNDAs.

(b)    Notwithstanding anything to the contrary set forth herein, if, despite the exercise of commercially reasonable efforts, any Seller is unable to obtain any Lease Estoppel for any reason (including if Seller obtains a Lease Estoppel from any tenant but reasonably believes any disclosure on such Lease Estoppel is inaccurate), then Sellers shall deliver to Buyers an estoppel certificate with respect to the applicable Real Property Lease or Third Party Lease, in a form reasonably acceptable to Buyers (each, a “Seller Estoppel”) and, in the case of any Seller Estoppel that Sellers deliver to Buyers due to a reasonable belief that any disclosure on the Lease Estoppel received for the applicable Station Property is inaccurate, Sellers shall inform Buyers of such belief and issue. Delivery of a Seller Estoppel for a Station Property shall not waive or limit any indemnification rights that any Buyer Indemnified Party has pursuant to Section 8.2 in respect of any breach or violation of or default under the applicable Real Property Lease or Third Party Lease; provided, however that to the extent a Lease Estoppel is obtained and delivered with respect to any Leased Real Property following the delivery of the Seller Estoppel, such Seller Estoppel shall be of no further force or effect for any purpose under this Agreement with respect to such Leased Real Property.

(c)    Subject to Section 5.13(b), (i) no Lease Estoppel will be acceptable if it reflects any fact or circumstance that is not consistent in all material respects with or reflected in this Agreement or any representation or warranty by Sellers hereunder (including, without limitation, in any Ancillary Agreements) and (ii) no Seller Estoppel will be acceptable if it reflects any fact or circumstance that is not consistent in all material respects with or reflected in this Agreement or any representation or warranty by Sellers hereunder (including, without limitation, in any Ancillary Agreements) (each such fact or circumstance described in the foregoing clauses (i) and (ii), an “Objectionable Disclosure”) or if it reflects or discloses any actual material uncured breach or default by any Seller under a Real Property Lease or Third Party Lease that has not previously been disclosed to Buyers. To the extent a Lease Estoppel or Seller Estoppel discloses an actual or alleged breach or default by a Seller under a Real Property Lease or Third Party Lease, Sellers shall use commercially reasonable efforts to commence curing such matter, if and to the extent curable, not later than delivery to Buyers of the applicable Lease Estoppel or Seller Estoppel, and shall thereafter use commercially reasonable efforts to complete such cure prior to the Closing. In the event Sellers fail to cure such breach or default prior to the Closing as provided in the preceding sentence, and/or in the event Buyers disapprove of any Objectionable Disclosure disclosed by any Lease Estoppel or Seller Estoppel, then, at Buyers’ option, exercisable by written notice to Sellers prior to the consummation of the Closing, (A) the Purchase Price will be reduced by an amount reasonably necessary to cure the applicable breach or default, such amount to be mutually agreed upon in good faith by Buyers and Sellers, or (B) Buyers may elect to proceed to the Closing without a reduction of the Purchase Price and bring a claim for indemnification pursuant to Section 8.2(d) for (1) the actual documented out-of-pocket Losses, if any, suffered, sustained, incurred or required to be paid at any time from and after the Closing by any Buyer Indemnified Party to the extent based upon, arising out of, resulting from or because of such uncured breach or default, plus (2) the Assigned Drop Value assigned to the applicable Station Property on Schedule 2.7 in the event the applicable Real Property Lease or Third Party Lease is terminated following the Closing as a result of such uncured breach or default.

Section 5.14    Additional Contracts and Assets; Shared Contracts and Assets.

(a)    Subject to reasonable and customary precautions with respect to any confidentiality obligation, within thirty (30) days after the Signing Date, Sellers shall provide a true and complete written list (the “Contracts List”) of Contracts and true and complete copies of such Contracts, together with all amendments, modifications and supplements thereto, to which a Seller is a party that are related to the Business or the Assets other than those related solely to a Rejected Property, including any Acquisition Non-Competition Agreements. Within thirty (30) days after receipt of the Contracts List, with respect to (i) any Contract on the Contract List that exclusively or primarily relates to the Assets or the Business, Buyers shall notify Sellers in writing identifying each such Contract that Buyers elect, in their sole discretion, to designate as an Assumed Contract subject to the procedures set forth in Section 5.14(c), and (ii) with respect to each other Contract on the Contracts List, Buyers shall notify Sellers in writing identifying each such Contract that Buyers elect, in their sole discretion, to designate as a Shared Contract subject to the procedures set forth in Section 5.14(d). In the event Buyers do not designate a

Contract on the Contracts List as either an Assumed Contract pursuant to clause (i) of the immediately preceding sentence or a Shared Contract, pursuant to clause (ii) of the immediately preceding sentence, then such Contract shall be an Excluded Asset and Sellers shall retain such Contract and have no further obligations to Buyers with respect to such Contract under this Section 5.14.

(b)    Subject to reasonable and customary precautions with respect to any confidentiality obligation, at least twenty (20) days prior to Closing, Sellers shall provide an updated Contracts List that contains any Contracts entered into between the Signing Date and the date of such updated Contracts List and true and complete copies of such Contracts, together with all amendments, modifications and supplements thereto. Within ten (10) days after receipt of the updated Contracts List, with respect to (i) any new Contract on the updated Contracts List that exclusively or primarily relates to the Assets or the Business, Buyers shall notify Sellers in writing identifying each such Contract that Buyers elect, in their sole discretion, to designate as an Assumed Contract subject to the procedures set forth in Section 5.14(c), and (ii) with respect to each other new Contract on the updated Contracts List, Buyers shall notify Sellers in writing identifying each such Contract that Buyers elect, in their sole discretion, to designate as subject to the procedures set forth in Section 5.14(d). In the event Buyers do not designate a Contract on the Contracts List as either an Assumed Contract pursuant to clause (i) of the immediately preceding sentence or a Shared Contract, pursuant to clause (ii) of the immediately preceding sentence, then such Contract shall be an Excluded Asset and Sellers shall retain such Contract and have no further obligations to Buyers with respect to such Contract under this Section 5.14.

(c)    Subject to the remainder of this Section 5.14(c), any Contract designated by Buyers to be an Assumed Contract pursuant to Section 5.14(a) or Section 5.14(b) shall be automatically added to Schedule 1.1(ii) as an Assumed Contracts for all purposes under this Agreement. If any Contract designated by Buyers to be an Assumed Contract is a Shared Contract, Sellers shall (i) if such Contract permits assignment in part, assign only the relevant portion in part to Buyers, in which case only the assigned portion shall be added to Schedule 1.1(ii) as an Assumed Contract and be an Assumed Contract for all purposes under this Agreement and (ii) if such Contract does not permit assignment in part, use commercially reasonable efforts to cause such Contract to be amended, or obtain a consent from the Contract counterparty(ies) permitting, assignment in part to Buyers. If such Contract does not permit assignment in part and Sellers are not able to cause such Contract to be amended or obtain a consent permitting assignment in part to Buyers, then Buyers shall take such other reasonable and permissible actions (including entering into a subcontracting arrangement) to provide the rights and benefits of such Contract to Sellers from and after the Closing.

(d)    With respect to any Contract designated by Buyers to be a Shared Contract, Sellers shall (i) if such Contract permits assignment in part, assign only the relevant portion in part to Buyers, in which case only the assigned portion shall be added to Schedule 1.1(ii) as an Assumed Contract and be an Assumed Contract for all purposes under this Agreement, (ii) if such Contract does not permit assignment in part, use commercially reasonable efforts to cause such Contract to be amended, or obtain a consent from the Contract counterparty(ies) permitting, assignment in part to Buyers or (iii) if such Contract does not permit assignment in part and Sellers are not able to cause such Contract to be amended or obtain a consent permitting assignment in part to Buyers, take such other reasonable and permissible actions (including entering into a subcontracting arrangement) to provide the rights and benefits of such Contract to Buyers from and after the Closing.

(e)    Within thirty (30) days after the Signing Date, Sellers shall provide a true and complete written list of (i) any assets used or held for use in the Business that do not otherwise constitute Assets (“Shared Assets”) and (ii) the Assets (the “Assets List”). Within thirty (30) days after receipt of the Assets List, Buyers shall (i) notify Sellers of any Assets which Buyers elect, in their sole discretion, to designate as Excluded Assets and (ii) notify Sellers of any Shared Assets that Buyers request, in their sole discretion, to designate as Assets, subject to the following sentence. With respect to the Shared Assets requested to be designated as Assets in accordance with this Section 5.14(d), (i) if such Shared Asset is divisible, Sellers shall divide such Shared Asset and convey the portion of the Shared Asset related to the Business to Buyers at the Closing while retaining the portion of the Shared Asset not related to the Business (which shall be deemed an Excluded Asset for all purposes under this Agreement), (ii) if such Shared Asset is not divisible, Sellers shall take such other reasonable and permissible actions to provide the rights and benefits of such Shared Asset to Buyers, and such Shared Asset shall be retained by Sellers and shall not be considered an Asset for any purpose under this Agreement. Any Asset designated by Buyers to be an Excluded Asset shall be automatically added to Schedule 2.2(e) as an Excluded Asset for all purposes under this Agreement.

(f)    With respect to the CMF 24-Hour Monitoring, between the Signing Date and the Closing Date, Sellers shall provide reasonable access and information to Buyers concerning CMF 24-Hour Monitoring. Buyers may elect to move the CMF 24-Hour Monitoring from an Asset to an Excluded Asset prior to Closing. To the extent that certain Excluded Assets utilize the CMF 24-Hour Monitoring and Buyers retain the CMF 24-Hour Monitoring as an Asset, Buyers shall take such other reasonable and permissible actions to provide at cost the rights and benefits of the CMF 24-Hour Monitoring to Sellers.

(g)    With respect to any Acquisition Non-Competition Agreements that are not able to be assigned to Buyers, Sellers shall, at Buyers’ sole cost and expense, enforce the terms and provisions of such Acquisition Non-Competition Agreements against the counterparty(ies) thereto.

Section 5.15    Non-Solicitation. From the Signing Date until the earlier of the Closing Date and the date, if any, on which this Agreement is validly terminated pursuant to Section 10.1, each Seller shall not, and shall cause its Subsidiaries, Affiliates and their directors, officers, employees and other Representatives not to, directly or indirectly, (a) solicit, initiate, negotiate, accept, discuss, consider, propose, or knowingly encourage, directly or indirectly, any Alternative Proposal; (b) engage in discussions or negotiations with any Person with respect to an Alternative Proposal; (c) disclose or provide any nonpublic information relating to the Business, including the Assets or the Assumed Liabilities, (including this Agreement) in connection with an Alternative Proposal; or (d) afford access to the properties, books or records of the Business to any Person that has made any Alternative Proposal, in each case, other than Buyers or its Representatives. Each Seller agrees that it shall, and shall cause its Subsidiaries, Affiliates and their directors, officers, employees and other Representatives to, immediately cease all existing discussions or negotiations with any Person with respect to any Alternative Proposal and request that all confidential information previously furnished to any such Person be returned or destroyed promptly and shut down any physical or electronic “data room” or analogous access to information. Sellers shall notify Buyers promptly (and, in any event, within 24 hours) if Seller or any of its Representatives becomes aware of any proposal or offer (formal or informal, oral, written or otherwise), or any inquiry or contact with any Person with respect to an Alternative Proposal, such notice to include the identity of the Person proposing such Alternative Proposal and the material terms thereof (and, if such proposal, offer, inquiry or contact is in writing, a copy thereof). For purposes of this Agreement, “Alternative Proposal” shall mean any inquiry, proposal or offer from any Person (other than Buyers and any Affiliates thereof) to purchase or otherwise acquire, in a single transaction or series of related transactions, any Asset (other than Inventory or equipment in the Ordinary Course of Business) (it being understood that any proposal to purchase any Station Properties set forth on Schedule 5.15 shall not be an Alternative Proposal) including through a recapitalization, consolidation, joint venture, tender offer, merger, sale or exchange of outstanding equity securities, whether effected in a single transaction or a series of related transactions.

Section 5.16    Notice; Supplemental Disclosures. Until the Closing, Sellers shall promptly disclose to Buyers upon becoming aware of any representation, warranty or covenant by Sellers contained in this Agreement being or becoming untrue or inaccurate; provided, however, that such disclosure or any matter required to be disclosed pursuant to this Section 5.16 (whether or not actually disclosed) shall (i) be deemed not to cure any breach of a representation or warranty or to satisfy any condition for purposes of determining whether the conditions set forth in Section 7.2 have been satisfied and (ii) not be subject to the limitations contained in Section 8.4(a).

Section 5.17    Assets and Assumed Liabilities Held by Seller Subsidiaries. If, at any time following the Signing Date and prior to the Closing, Sellers become aware that any Assets or Assumed Liabilities are held by one or more Subsidiaries of any Seller, then the applicable Seller or Sellers shall cause such Subsidiary or Subsidiaries holding such Assets or Assumed Liabilities to become a party to this Agreement as a Seller, by executing a joinder hereto in a form reasonably acceptable to Buyers.

Section 5.18    Seller Rejected Properties. At any time prior to the Closing, Sellers may, in their sole discretion by written notice to Buyers, elect to designate any Station Property set forth on Schedule 5.18 as a Rejected Property and reduce the Purchase Price by the Assigned Drop Value assigned to such Station Property on Schedule 2.7; provided that any Covered Transaction Expenses related to such Rejected Property shall be deducted from Excess Covered Transaction Expenses.

Section 5.19    Prospective Leases. As promptly as practical and prior to the Closing, Sellers shall use commercially reasonable efforts to assist Buyers in entering into the lease described on Schedule 5.19 on terms acceptable to Buyers, including by keeping Buyers reasonably informed regarding any material activities with respect thereto and providing Buyers with reasonable notice of and an opportunity to participate in any meetings with a counterparty with respect thereto; provided, however, (a) Sellers shall not be obligated to make any payment to any third party to induce them to enter into any such lease and (b) Sellers shall have no obligation to enter into any such lease.

Section 5.20    Ancillary Agreements. Sellers and Buyers shall, and shall cause their applicable Affiliates to, negotiate in good faith to prepare and finalize (a) execution forms of the Escrow Agreement, APlus License Agreement, LTC License Agreement, Stripes License Agreement, Transportation Services Agreement, Supply Agreement and Transition Services and Operations Agreement (it being understood that the Supply Agreement shall reflect the terms described on Exhibit C together with other terms and conditions that are mutually agreeable to Sellers and Buyers), and (b) a definitive version of the Agreed Inventory Procedures, a preliminary draft of which is set forth as Exhibit A, in each case in a form reasonably acceptable to Buyers and Sellers on or prior to the date that is forty-five (45) days immediately following the Signing Date.

Section 5.21    Indenture Measures.

(a)    Sunoco LP and Sunoco Finance (collectively, the “Issuers”) shall, and shall cause the guarantors under the Note Indentures (the “Notes Guarantors”) to, either (i) on the Closing Date satisfy and discharge the Note Indentures in accordance with the terms thereof (including the satisfaction of any conditions precedent required in order to effect satisfaction and discharge of the Note Indentures pursuant to the terms of the Note Indentures, the “Satisfaction and Discharge”) or (ii) commence on or after the date hereof and consummate on or prior to the Closing Date a consent solicitation (the “Consent Solicitation”) pursuant to which supplemental indentures are to be approved, executed and delivered, which supplemental indentures amend the Note Indentures and the Notes to modify, delete or waive the change of control covenants, the merger covenants, and any other provision in the Note Indentures or the Notes that could be breached by the transactions contemplated by this Agreement and by the Ancillary Agreements or that would require the Buyers to assume or become liable for or in respect of any of the Notes or any other obligations in connection with the Note Indentures in such a way as to prevent, in the good faith judgment of the Issuers, any such breach, assumption or liability (collectively, the “Target Provisions”). The Satisfaction and Discharge (including the sending of a notice of redemption of with respect to the Notes as a condition precedent thereto) and the Consent Solicitation are collectively referred to herein as the “Indenture Measures.” The Issuers shall provide, and shall cause the Notes Guarantors to provide, all cooperation reasonably requested by the Buyers in connection with the Indenture Measures. Such cooperation shall include (i) if applicable, engagement of a solicitation agent and an information agent with respect to the Consent Solicitation, (ii) the delivery by the Issuers of officers’ certificates and legal opinions required under the Notes and the Note Indentures, (iii) execution and delivery of supplemental indentures pursuant to the Consent Solicitation, and (iv) using commercially reasonable efforts to cause the trustees under the Note Indentures to execute supplemental indentures, satisfaction and discharge documents, and notices of redemption, as applicable.

(b)    The Issuers’ obligations to make any payment with respect to the Consent Solicitation and any notices of redemption in connection with the Satisfaction and Discharge may be subject to one or more conditions reasonably acceptable to the Buyers, including the contemporaneous consummation of the transactions contemplated hereby. To the extent necessary, the Guarantors shall provide (or cause to be provided) sufficient immediately available funds to the Issuers to make all payments required by the Indenture Measures. The Indenture Measures and other actions taken in connection therewith shall be conducted in accordance with the terms of the Note Indentures and all applicable rules and regulations of the SEC and other applicable Laws.

(c)    The Issuers shall, and shall cause the Note Guarantors to, waive any of the conditions to the Indenture Measures as may be reasonably requested by Buyers (other than the conditions that payment with respect to the Consent Solicitation and the Satisfaction and Discharge be conditioned on the consummation of the transactions contemplated hereby and that there shall be no Law prohibiting consummation of the Indenture Measures), if such waivers would not cause the Indenture Measures to violate the Note Indentures, the Exchange Act, the Trust Indenture Act of 1939, as amended, or any other applicable Law. Without the prior consent of Buyers, the Issuers shall not, and shall not permit any Note Guarantors to, waive any condition to the Indenture Measures or make any change, amendment or modification to the terms and conditions of the Indenture Measures (including any extension thereof), which consent shall not be unreasonably withheld, or as otherwise required to comply with applicable Law.

(d)    The Issuers shall (i) until the Consent Solicitation has been consummated and the supplemental indentures with respect thereto have been executed and have become effective, prepare, in consultation with Buyers, as promptly as practicable all agreements, documents, instruments and other writings necessary or advisable in respect thereof, and (ii) to the extent pursuing a Consent Solicitation, may prepare a consent solicitation statement, forms of supplemental indentures, officers’ certificates and legal opinions in connection therewith, and all other agreements, documents, instruments and other writings necessary or advisable in respect of the Consent Solicitation (such writings, together with the writings necessary or advisable in respect of the Satisfaction and Discharge, together with all supplements and amendments thereto, being referred to herein collectively as the “Indenture Documents”). The Issuers shall, and shall cause the Note Guarantors to, (i) reasonably cooperate with Buyers in the preparation of the Indenture Documents and (ii) unless and until the Consent Solicitation has been consummated, in good faith pursue all actions required to consummate the Satisfaction and Discharge. The Indenture Documents shall be subject to the prior review of, and comment by, Buyers, and shall be reasonably acceptable to Buyers, but Buyers shall have no obligation with respect to the Indenture Documents, including no obligation to deliver, or cause to be delivered, any Indenture Documents.

Section 5.22    Delivery of Disclosure Schedules; Effects on Transaction.

(a)    As promptly as practicable, but in any event within fifteen (15) calendar days after the Signing Date, Sellers shall deliver or cause to be delivered to Buyers (i) a full and complete set of Sellers’ Disclosure Schedules to the Agreement (including, subject to reasonable and customary precautions to comply with confidentiality obligations and applicable Law, copies of all agreements, documents, correspondence or other information referenced therein to the extent not previously provided) and (ii) a certificate executed by an authorized officer of Sellers certifying that such Disclosure Schedules are full and complete and, subject to reasonable and customary precautions to comply with confidentiality obligations and applicable Law, all agreements, documents, correspondence or other information referenced therein have been provided to Buyers as of such date; provided that Sellers shall not make any changes or updates to the Sellers’ Disclosure Schedules pursuant to this Section 5.22 (A) to Schedules called for by any Article of this Agreement, other than Articles I, III and Schedules 2.2(b), 2.2(e), 2.2(p),

5.5(c), 5.9(b), 5.9(c), 5.11(c)(iii), 6.9, 6.14(a) and 6.14(b), (B) to Schedule 1.1(viii), (C) for any events, circumstances or occurrences after the Signing Date, and (D) without the consent of Buyers, to expand the scope of Assumed Liabilities or to limit the scope of the Assets. For the avoidance of doubt, Schedule 1.1(ii) (Assumed Contracts), Schedule 1.1(xii) (Title Policy), Schedule 2.7 (Assigned Drop Value), Schedule 4.3 (No Violation; Third Party Consents), Schedule 5.5(b)(i) (Fuel Equipment Inspections and Repairs) and Schedule 5.11(a) (Restricted Areas) do not constitute Sellers’ Disclosure Schedules, and Sellers shall have no right to revise them.

(b)    Buyers shall have thirty (30) calendar days following the date on which Buyers receive a full and complete set of Sellers’ Disclosure Schedules to the Agreement (including, subject to reasonable and customary precautions to comply with confidentiality obligations and applicable Law, copies of all agreements, documents, correspondence or other information referenced therein to the extent not previously provided) to review and analyze such information (such period, the “Review Period”). During the Review Period, Sellers shall, and shall cause their respective Representatives to, (i) cooperate with and make available to Buyers and their Representatives all information and (ii) shall permit Buyers and their Representatives access to its facilities, personnel and outside advisors, in each case, as may be reasonably requested by Buyers in connection with their review of such information and in a commercially reasonable manner (it being understood that the Review Period shall not toll during any period during which Sellers are not complying with their obligations in this sentence). The Sellers’ Disclosure Schedules and any matters disclosed therein or in any document or information supporting or underlying the Sellers’ Disclosure Schedules (whether disclosed in the Sellers’ Disclosure Schedules as of the Signing Date or in Sellers’ Disclosure Schedules delivered pursuant to clause (a) above), but excluding Schedule 1.1(viii), 1.1(xvii), 1.1(xviii), 1.1(xxi), 2.9(a)(i), 2.9(a)(ii), 5.15, 5.18 and 5.19 and the matters set forth thereon, are collectively referred to as the “Disclosure Matters.”

(c)    If Buyers reasonably determine that (i) any of the representations or warranties of Sellers set forth in this Agreement are not true and correct (disregarding any Material Adverse Effect, materiality or similar qualifier) as a result of or in connection with the Disclosure Matters, and the failures to be so true and correct (when aggregated together with all other failures of the representations or warranties of Sellers set forth in this Agreement to be so true and correct as a result of or in connection with the Disclosure Matters), (ii) any terms, conditions or restrictions of any Real Property Lease provided by Sellers to Buyers deviate from the summary of such terms, conditions or restrictions provided to Buyers by Sellers prior to the Signing Date in a manner that would (or to the extent a summary of any such terms, conditions or restrictions were not provided to Buyers to Sellers prior to the Signing Date, otherwise would) or (iii) any of the other matters set forth in the Disclosure Matters that are not scheduled as exceptions to any of the representations or warranties of Sellers set forth in this Agreement, would, in each case, result, or would reasonably be expected to result, in Losses or otherwise have an objectively identifiable adverse impact to the Business, the Assets, the Assumed Liabilities or Buyers’ ability to own or operate the Business or the Assets after Closing (calculated in accordance with Section 8.4(d)) (such event, a “Objection Trigger”) then Buyers may deliver to Sellers written notice to that effect (the “Objection Notice”) at any time on or prior to the end of the fifth (5th) Business Day after the end of the Review Period. The Objection Notice shall specify the Disclosure Matters that result in or that would reasonably be expected to result in such Losses, together with Buyers’ calculation of expected Losses (each, an “Objectionable Disclosure Matter”); provided, however¸ that Buyers shall not be permitted to include as an Objectionable Disclosure Matter any specific individual Disclosure Matter that (i) Buyers and Sellers agree in writing is an Excluded Liability, (ii) would result in Buyers having a right to designate a Station Property as a Rejected Property pursuant to Section 5.5(d), Section 5.6(a), Section 5.6(c), Section 5.6(e), Section 5.9(a), Section 5.9(b), Section 5.9(c), Section 6.8(b), or Section 6.9 or (iii) would result in Buyers having a right to receive an adjustment to the Purchase Price pursuant to Section 5.6(b), Section 5.6(c), Section 5.13(c), Section 6.8(b), Section 6.9, Section 6.11 or Section 6.14; provided, however, that for the avoidance of doubt, none of the Disclosure Matters contemplated by the preceding clauses (ii) and (iii), and their inclusion in the applicable Sellers’ Disclosure Schedules, shall have any effect on Buyers’ rights set forth in Section 5.5, Section 5.6, Section 5.9, Section 5.13, Section 6.8, Section 6.9, Section 6.11 and Section 6.14, including Buyers’ ability to designate any Station Property a Rejected Property or recover any adjustment to the Purchase Price contemplated by the sections specified in clauses (ii) and (iii).

(d)    With respect to any Disclosure Matters which are not included as Objectionable Disclosure Matters in an Objection Notice, such Disclosure Matters shall, five (5) days following the completion of the Review Period, automatically become part of the disclosure schedules to this Agreement for all purposes and shall be deemed to qualify the representations and warranties to which they relate, if any. If Buyers deliver an Objection Notice to Sellers in accordance with clause (c) above, then Buyers and Sellers shall negotiate in good faith to attempt to resolve the impact of each of the Objectionable Disclosure Matters for ten (10) days following the date on which Buyers delivered such notice (such period, the “Resolution Period”). Sellers or Buyers may, but shall not be obligated to, propose to Buyers or Sellers, respectively a method of resolving any Disputed Disclosure Matter (a “Proposed Resolution”).    At the conclusion of the Resolution Period, to the extent Buyers and Sellers have agreed with respect to a Proposed Resolution to any Objectionable Disclosure Matter or otherwise mutually agreed that the Objectionable Disclosure Matter is no longer an Objectionable Disclosure Matter, then the parties shall amend this Agreement to reflect any such agreements.

(e)    If, at the conclusion of the Resolution Period, Buyers or Sellers continue to be in dispute as to any Objectionable Disclosure Matters, then Buyers and Sellers, jointly, shall engage the Arbitration Firm to resolve such outstanding dispute. As promptly as practicable thereafter (and, in any event, within five (5) days after the Arbitration Firm’s engagement) and subject to the limitations described above, Sellers and Buyers shall submit any unresolved elements of their dispute to the Arbitration Firm in writing (with a copy to Buyers or Sellers, respectively), supported by any documents upon which it relies. Buyers and Sellers shall direct the Arbitration Firm to choose either Buyers’ position in its entirety or Sellers position in its entirety based solely on the submissions by Buyers and Sellers, and request that the Arbitration Firm render its determination within fifteen (15) days following receipt of the submissions from Sellers and Buyers. Neither Sellers nor Buyers nor any of their respective Representatives shall have any ex parte conversations or meetings with the Arbitration Firm without the prior written consent of the other party, as applicable (other than with respect to ministerial matters similar to matters that would be discussed with a clerk of a court). The party whose position is not chosen by the Arbitration Firm shall be responsible for all of the fees and expenses of the Arbitration Firm. Absent fraud or manifest error, all determinations made by the Arbitration Firm will be final, conclusive and binding on the parties and, absent fraud or manifest error, no party shall be entitled to appeal such determination or bring any additional Proceeding, pursuant to this Section 5.22 or otherwise, with respect to any of the specific individual matters that were the subject of such determination. In the event the Arbitration Firm determines that, after taking into account any Proposed Resolutions, the Objectionable Disclosure Matters would reasonably be expected to result in unrecoverable Losses to Buyers or otherwise have an objectively identifiable adverse impact to the Business, the Assets, the Assumed Liabilities or Buyers’ ability to own or operate the Business or the Assets after Closing (the “Determined Losses”), in excess of Fifty Million Dollars ($50,000,000) (calculated in accordance with Section 8.4(d)), then Buyers will have the option to either (i) terminate this Agreement pursuant to Section 10.1(f) or (ii) reduce the Base Price by the aggregate amount by which such Determined Losses exceed Five Hundred Thousand Dollars ($500,000). In the event the Arbitration Firm determines that, after taking into account any Proposed Resolutions, the Objectionable Disclosure Matters would reasonably be expected to result in Determined Losses with an aggregate value in excess of Five Hundred Thousand Dollars ($500,000) but less than Fifty Million Dollars ($50,000,000), then the Base Price shall be reduced by the aggregate amount of such Losses that exceed Five Hundred Thousand Dollars ($500,000).

(f)    Following the resolution of any arbitration contemplated by Section 5.22(e), any Objectionable Disclosure Matters shall automatically become part of the disclosure schedules to this Agreement for all purposes and shall be deemed to qualify the representations and warranties to which they relate, if any. The Buyer Indemnified Parties shall not be entitled to recovery for any Losses with respect to Determined Losses for any specific individual matter to the extent of the amount of any adjustment to the Base Price pursuant to this Section 5.22, including through any adjustment to the Purchase Price in accordance with Section 2.9 or pursuant to Article VIII hereof, it being the attention of the parties to avoid “double dipping” with respect to the payment of any such Determined Losses.

ARTICLE VI

ADDITIONAL COVENANTS

Section 6.1    Agreements Related to Environmental Matters.

(a)    By Sellers with Respect to Pre-Closing Environmental Liabilities.

(i)    Generally. From and after Closing, with respect to any Pre-Closing Environmental Liabilities, Sellers shall conduct, at their sole cost and expense, any Remediation Activities required under Environmental Law or as directed by the appropriate Governmental Entity, until such time as Sellers’ obtain NFA Status. In addition, Sellers shall ensure proper closure of any groundwater or other monitoring wells, remove all metal rings and restore the condition of each Station Property to proper grade. In connection with such activities by Sellers or their Representatives, (A) Buyers shall provide Sellers with non-exclusive access to the Station Properties as necessary to remediate any Pre-Closing Environmental Liabilities, and, as applicable, Buyers shall execute and deliver to Sellers a Site Access Agreement in a form mutually and reasonably agreeable to the Parties (the “Site Access Agreement”) for each such Station

Property; (B) Sellers shall have the right to use the Station Properties as is reasonably necessary to conduct such Remediation Activities in accordance with the Site Access Agreement; provided, however, that such activities are completed in a good and workmanlike manner with due diligence, in compliance with applicable Laws, and do not unreasonably interfere with or unreasonably disturb Buyers’ operations; (C) Buyers shall cooperate in good faith with Sellers to complete any Remediation Activities related to the Pre-Closing Environmental Liabilities; and (D) such Remediation Activities shall be subject to the following requirements:

(1)    Sellers shall coordinate the schedule of any remediation with Buyers in advance;

(2)    Unless required by a Governmental Entity, Sellers shall not agree to elect any remediation that imposes any obligations, including any out-of-pocket costs or expenses, on any Buyer without such Buyer’s prior written consent, such consent not to be unreasonably withheld; and

(3)    Sellers shall provide Buyers with copies of documents prepared in connection with the remediation of any Pre-Closing Environmental Liabilities, including all correspondence with the applicable Governmental Entity.

(ii)    Environmental Liabilities Identified During Post-Closing Inspection and Repair Activities. In the event that the Post-Closing Inspection and Repair Activities identify an Environmental Liability, such Environmental Liability shall be deemed a Pre-Closing Environmental Liability and shall be addressed in accordance with Section 6.1(a)(i).

(iii)    Limitations on Buyers. Following the Closing Date and until the Environmental Liability Presumption Change Date, Buyers expressly acknowledge and agree (A) that Buyers shall not voluntarily undertake any invasive sampling or testing activities at the Station Properties other than as permitted in the proviso below and (B) that in no event shall any Environmental Liability identified by such voluntary invasive sampling or testing activities specified in clause (A) during this period be presumed to be a Pre-Closing Environmental Liability; provided, however, that Buyers shall be permitted to conduct Phase II ESAs or other invasive sampling or testing activities (1) at the request of any potential purchaser of any Real Property or any financing source or landlord of Buyers; provided such request is normal or customary, (2) in connection with the repair, replacement or upgrade of any Fuel Equipment, (3) reasonably necessary in connection with any construction activities undertaken for a legitimate business purpose (it being understood that the purpose of such construction must be separate and distinct from any business purpose related to managing or minimizing Environmental Liabilities), (4) undertaken solely for any other legitimate business purpose acting in the manner consistent with Buyers’ past practices (it being understood that such business purpose must be separate and distinct from any business purpose related to managing or minimizing Environmental Liabilities), (5) as a result of any Order by a Governmental Entity that is not discovered as a result of the voluntary invasive sampling or testing activities set forth in clause (A) or as required by Law, or (6) as a result of any third party claim relating to any potential Environmental Liability that is not discovered as a result of the voluntary invasive sampling or testing activities set forth in clause (A) (Environmental Liability discovered from the activities identified in the foregoing proviso, “Ordinary Course Environmental Liability”).

(iv)    Presumption of Environmental Liability. Any Ordinary Course Environmental Liability shall be subject to a presumption that such Ordinary Course Environmental Liability is a Pre-Closing Environmental Liability, so long as it is identified prior to the Environmental Liability Presumption Change Date. If Sellers are able to demonstrate by clear and convincing evidence that such Ordinary Course Environmental Liability first arose or occurred following the Closing Date, the presumption provided for in the foregoing sentence shall be overcome and such Ordinary Course Environmental Liability shall be deemed a Post-Closing Environmental Liability. If Sellers are unable to demonstrate by clear and convincing evidence that any Ordinary Course Environmental Liability first arose or occurred following the Closing Date, then such Ordinary Course Environmental Liability shall be deemed to be a Pre-Closing Environmental Liability. Any Ordinary Course Environmental Liability identified by Buyers after the Environmental Liability Presumption Change Date shall be subject to a presumption that such Ordinary Course Environmental Liability is a Post-Closing Environmental Liability. If Buyers are able to demonstrate by clear and convincing evidence that such Ordinary Course Environmental Liability first arose or occurred on or prior to the Closing Date, the presumption provided for in the foregoing sentence shall be overcome and such Ordinary Course Environmental Liability shall be deemed a Pre-Closing Environmental Liability. If Buyers are unable to demonstrate by clear and convincing evidence that any Ordinary Course Environmental Liability first arose or occurred on or prior to the Closing Date, then such Ordinary Course Environmental Liability shall be deemed to be a Post-Closing Environmental Liability.

(v)    Assumed Environmental Liabilities. On the Environmental Liability Assumption Date, Buyers shall assume and agree to pay, perform and discharge when due in accordance with their respective terms without recourse to Sellers all Environmental Liabilities at, on or under the Station Properties other than (A) any Environmental Liabilities arising out of or related to MTBE, lead or chromium and any constituents or by-products of such substances, (B) with respect to any Station Property that has received NFA or similar approval status from a Governmental Entity or licensed remediation/environmental professional with authority over such matter, any Environmental Liabilities arising from the reopening, revocation or rescission of such NFA or similar approval, (C) any Remediation Activities for which Sellers are responsible and for which NFA Status has not been obtained and (D) any third party claims with respect to Pre-Closing Environmental Liabilities (which the Parties agree shall not include any Third Party Claims by a Governmental Entity to remediate Environmental Liabilities) (collectively, the “Assumed Environmental Liabilities”).

(vi)    Apportionment of Environmental Liabilities. In the event that Sellers and Buyers both have responsibility to investigate, assess, remove, remediate and/or monitor the same Environmental Liability, such Environmental Liability will be apportioned between Sellers and Buyers in proportion to the extent to which the

Contamination for which Sellers are responsible and the Contamination for which Buyers are responsible contributed to the Environmental Liability, taking into account all pertinent factors giving rise to the Environmental Liability.

(b)    By Buyers with Respect to Post-Closing Environmental Liabilities. From and after Closing, Buyers shall be solely responsible, at no expense to any Seller, for any and all Post-Closing Environmental Liabilities. In no event shall Sellers have any Liability for costs of remediation of any Post-Closing Environmental Liabilities.

(c)    Engineering and Institutional Controls. Buyers and Sellers acknowledge that the Real Property is and will be subject to Engineering and Institutional Controls imposed in connection with previous, ongoing and future remedial activities taken or required pursuant to Environmental Law at the Real Property, including, as specifically set forth in the Special Warranty Deeds and any deeds in the chain of title for a Station Property that contain Engineering and Institutional Controls. Notwithstanding the foregoing, Sellers shall use commercially reasonable efforts to achieve NFA Status in a manner that minimizes the need for Engineering and Institutional Controls and Sellers shall maintain compliance with all Engineering and Institutional Controls, including consent orders, administrative orders and similar documents; provided that Buyers shall maintain, at Buyers’ cost and expense, already existing grass caps and impervious barriers such as concrete or asphalt.

(d)    Underground Storage Tanks. The Parties acknowledge that, subject to the terms and conditions of this Agreement, the Station Properties are being sold to Buyers with USTs in place and accordingly agree as follows:

(i)    Sellers shall provide all relevant and necessary information about the USTs, including information regarding the age and condition of the USTs, all prior reported incidents involving the USTs (if any) and all information regarding registration of the USTs with appropriate authorities. Such information has been or will be provided solely for Buyers’ use and may not be relied upon by any third party.

(ii)    In accordance with applicable Laws, Buyers shall obtain all Permits that are required by any applicable Governmental Entity or standards (including all Environmental Laws) to own and operate all USTs at the Station Properties. Buyers and Sellers shall cooperate and take all commercially reasonable steps to ensure that the records of the applicable Governmental Entities show the applicable Buyer as the owner and operator of the USTs from and after the Closing. In furtherance of the foregoing, to the extent possible, Sellers and Buyers each covenant to deliver by the date that is thirty (30) days after the Closing Date all necessary tank registration forms and other documentation in each case to the extent required by applicable Governmental Entities to transfer ownership of the USTs to the applicable Buyer (the “Tank Owner Change Forms”) as of the Closing Date.

Section 6.2    Tax Matters.

(a)    Transfer Taxes. Sellers shall file all Tax Returns with respect to Transfer Taxes, and Buyers shall provide commercially reasonable assistance in connection with such filings. Transfer Taxes shall be borne and timely paid by Buyers or Sellers, as applicable, in accordance with Section 9.4(b). Buyers and Sellers shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b)    Property Taxes.

(i)    Sellers shall be allocated and bear all Property Taxes attributable to (A) any Tax period ending prior to the Closing Date and (B) the portion of any Straddle Period ending on the day immediately prior to the Closing Date. Buyers shall bear and be allocated all Property Taxes attributable to (A) any Tax period beginning on or after the Closing Date and (B) the portion of any Straddle Period beginning on the Closing Date. The Purchase Price shall be adjusted at the Closing Date by the amount of unpaid Property Taxes allocable to Buyers and Sellers, as applicable. To the extent the actual amount of Property Taxes is not determinable at the Closing Date, Buyers and Sellers shall utilize the most recent information available in estimating the adjustment to the Purchase Price pursuant to Section 2.5. Upon determination of the actual amount of Property Taxes, Sellers shall pay to Buyers any additional amount necessary to equal Sellers’ share of the Property Taxes; in the event the amount paid by Sellers at the Closing Date exceeds Sellers’ share of Property Taxes, Buyers shall refund any such overage to Sellers.

(ii)    For purposes of determining the allocations described in clause (i) above, Property Taxes shall be prorated between Sellers and Buyers based on their relative number of days of ownership of the Assets during the Straddle Period. Sellers’ portion shall be determined by multiplying the total amount of such Property Taxes imposed for the entire Straddle Period by a fraction the numerator of which is the number of days in the portion of the Straddle Period which ends one (1) day immediately prior to the Closing Date, and the denominator of which is the total number of days in the entire Straddle Period; and Buyers’ portion shall be determined by subtracting Sellers’ portion (as determined in accordance with preceding clause of this sentence) from the total amount of such Property Taxes imposed for the entire Straddle Period.

(c)    Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation, or other Proceeding with respect to Taxes relating to the Business and the Assets. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such Tax Return or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Sellers and Buyers agree to retain all books and records with respect to Tax matters pertinent to the Assets relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective Taxable periods and to abide by all record retention agreements entered into with any Governmental Entity. Sellers and Buyers further agree to use commercially reasonable efforts to provide certificates or forms that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

Section 6.3    Bulk Transfer Laws. Prior to the Closing Date, Sellers shall be responsible for, the requirements and provisions of all applicable bulk sale, bulk transfer or similar Laws in all applicable jurisdictions in connection with the transactions contemplated by this Agreement. Sellers shall indemnify the Buyer Indemnified Parties (as defined below) for any Losses that any Buyer Indemnified Party, directly or indirectly, suffers, sustains, becomes subject to or incurs as a result of, arising from or relating to failure to comply with such laws.

Section 6.4    Employee Matters.

(a)    Employees. Buyers shall, and may cause their Affiliates, to evaluate in good faith with a desire to hire, a significant number of employees of each Seller or its Affiliates who are store-level employees of Sellers and their Affiliates employed at the Station Properties and the area managers dedicated to supporting the Station Properties (the “Station Operation Employees”). In addition, Sellers shall provide to Buyers a list of certain employees of Sellers and their Affiliates employed as of the Signing Date and who provide services in connection with one or more of the Station Properties, but whose principal place of employment is not at a Station Property (the “Non-Operation Support Employees”). Such list of Non-Operation Support Employees shall be provided as Section 6.4 and will provide categories of such employees indicating their areas of functional responsibilities. Seller will provide an update to Section 6.4 to reflect any changes in the employee population approximately thirty (30) days prior to the Closing Date. At any time prior to Closing, Buyers may, or may cause their Affiliates to, in their sole discretion, offer employment to any Station Operation Employee or Non-Operation Support Employee on terms and conditions, including with respect to base compensation or hourly rate, consistent with terms offered to similarly situated employees of Buyers. All of the Station Operation Employees or Non-Operation Support Employees who are offered, accept, and then commence employment with either Buyer after the Closing Date are hereinafter collectively referred to as “Buyer Employees” and each individually is referred to as a “Buyer Employee.” Notwithstanding the foregoing, nothing in this Agreement shall, after the Closing, impose on any Buyer or any of their Affiliates any obligation to retain any Buyer Employee in their employment. Except as otherwise required by Law, specified in this Agreement, or otherwise agreed in writing by Buyers, neither Buyer nor any of their respective Affiliates shall be obligated to provide any severance, separation pay, or other payments or benefits, including any key employee retention payments, to any Station Operation Employee or Non-Operation Support Employee on account of any termination of such employee’s employment on or before the Closing Date, and such benefits (if any) shall remain obligations of Sellers.

(b)    Employee Benefits. Buyers shall use commercially reasonable efforts to cause each Buyer Employee (i) to be credited under any employee benefit plan of Buyers or their Affiliates under which the Buyer Employee becomes covered for his or her period of employment with Sellers and their Affiliates and predecessors before the Closing, if later, as if the Buyer Employee were so employed by the applicable Buyer for all purposes for which such service was recognized by Sellers and the Business or their respective Affiliates and predecessors, except for service for benefit accrual purposes under any defined benefit plan of Buyers and except to the extent such credit would result in a duplication of benefits; (ii) to be eligible to participate in all employee benefit plans, including but not limited to all health and welfare plans and any applicable severance plans, maintained by Buyers and generally available to employees of Buyers on the same terms and conditions as employees of Buyers as of the Closing Date, without waiting periods or exclusions or limitations for pre-existing conditions; and (iii) along with his or her eligible dependents, as applicable, to be credited under any welfare benefit plan maintained by Buyers and covering such Buyer Employee after the Closing for any deductible or coinsurance amounts paid by such Buyer Employee (or his or her eligible dependents) under any corresponding Benefit Plan during the plan year which includes the Closing Date, if later.

(c)    Vacation. No later than thirty (30) days after the Closing Date, Seller or Seller’s Affiliates shall pay in a lump sum to each Buyer Employee the value, based on such employee’s base compensation, the 2017 earned or 2016 carried over but unused vacation accrued by such Buyer Employee. Upon commencement of employment with Buyer or an Affiliate of Buyer, each Buyer Employee shall begin accruing vacation in accordance with Buyer’s or an Affiliate of Buyer’s vacation policies.

(d)    Communications to Employees. Prior to making any written or oral communications to the employees of Sellers, pertaining to their employment, termination, compensation, benefits, or other terms and conditions of employment that are affected by the transactions contemplated by this Agreement, Sellers shall provide Buyer with a copy of the intended communication. Buyer shall notify Sellers which employees of Sellers employed at or providing services to the Station Properties it intends to make offers of employment to prior to Closing. Buyers shall be entitled to meet with and interview Employees in accordance with Section 5.1 in connection with offers of employment as described in this Section 6.4(d) or other matters described in Section 5.1; provided, however, that Buyers shall not approach, contact or involve itself in any discussions or negotiations with any employee of any Seller or with any other occupant of such Station Property, without Sellers’ prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and, at Sellers’ option, without Sellers (or Sellers’ designated representative) being present thereat.

(e)    Benefit Plans. Buyers shall not assume any Liabilities or responsibilities relating to any Benefit Plan or to the Benefit Plans generally sponsored by Seller or Seller’s Affiliates, and Sellers and their Affiliates, as applicable, shall remain fully liable and responsible for all liabilities, costs and expenses relating to all such Benefit Plans.

(f)    COBRA. Sellers acknowledge and agree that the “Selling Group” (as such term is defined in Section 54.4980B-9, Q&A-3 of the Treasury Regulations) shall be solely liable, and that neither Buyer shall have any obligation or liability, for providing continuation coverage under and complying with COBRA with respect to any individual who prior to the Closing was covered under any Benefit Plan that constitutes a group health plan contributed to or maintained by any member of the Selling Group and who will be an “M&A Qualified Beneficiary” (as such phrase is defined in Section 54.4980B- 9, Q&A-4 of the Treasury Regulations) in connection with the transactions contemplated by this Agreement and who is not a Buyer Employee or dependent thereof (the “Seller COBRA Beneficiaries”). Each Seller agrees to cause the Selling Group to provide continuing health benefit coverage as required under COBRA (“COBRA Coverage”) to all Station Operation Employees and Non-Operation Support Employees, other than Buyer Employees, who are M&A Qualified Beneficiaries with respect to the transactions contemplated in this Agreement. Buyers acknowledge and agree that Buyers shall be solely liable, and that neither Seller nor any of their Affiliates shall have any obligation or liability, for providing continuation coverage under and complying with COBRA with respect to any Buyer Employee (or any dependent thereof who is not an M&A Qualified Beneficiary prior to the Closing) whose “qualifying event” (as defined under COBRA) occurs after the Closing. If Sellers’ obligation to provide COBRA Coverage to the Seller COBRA Beneficiaries shifts to either Buyer pursuant to Treasury Regulation Section 54.4980B-9, Q&A-8(c), then, notwithstanding any other provision of this Agreement to the contrary, Sellers shall reimburse such Buyer for any and all documented costs and expenses that such Buyer reasonably incurs in providing COBRA Coverage to Seller COBRA Beneficiaries (including, but not limited to, claims, administrative costs, fees and insurance premiums); provided that in no event will Sellers have any Liability to Buyers with respect to any costs or expenses incurred in providing COBRA Coverage to any Buyer Employee (or any dependent thereof who is not an M&A Qualified Beneficiary prior to the Closing). Buyers shall invoice Sellers monthly with respect to such costs and expenses, together with documentation showing such costs and expenses have been incurred, and Sellers shall be obligated to make full payment of each such invoice within thirty (30) Business Days of the date of such invoice. If Sellers dispute the amount of any invoice described in this Section 6.4(f), the manner of its computation, or the underlying data on which the invoice was based, they shall notify Buyers and, for a period of thirty (30) Business Days thereafter, Buyers shall make available all documentation necessary for Sellers to review the invoice, the computation and the data. If, upon completion of their review, Sellers and Buyers are not in agreement upon the amount of the invoice, then the matter shall be referred to a firm of certified public accountants selected by mutual agreement of Sellers and Buyers, which firm shall make a final binding decision as to the correct amount of the invoice. If Sellers fail to timely pay any amounts of any undisputed invoices, Sellers shall also be obligated to pay interest with respect to the unpaid amounts at the rate of five percent (5%) per annum. For the avoidance of doubt, nothing in this Section 6.4(f) shall relieve any Party of any obligation or liability such Party may have under applicable Law for providing continuation coverage under and complying with COBRA with respect to any Buyer Employee (or any dependent thereof who is not an M&A Qualified Beneficiary prior to the Closing) nor shall it require any Party to be responsible for any such obligation or liability of any other Party.

(g)    WARN Act. With respect to the Buyer Employees, Buyer will have full responsibility under the WARN Act caused by any act or omission of Buyer after the Closing Date. With respect to the employees of Sellers, including the Buyer Employees, Sellers will have full responsibility under the WARN Act caused by any act or omission of Sellers prior to or on the Closing Date. With respect to the employees of Sellers, excluding the Buyer Employees, Sellers will have full responsibility under the WARN Act caused by any act or omission after the Closing Date. Sellers shall be responsible for all other WARN Act Liabilities relating to the periods prior to, on and after the Closing Date, including any such Liabilities that result from employees’ separation of employment from Sellers and/or employees not becoming Buyer Employees pursuant to this Section 6.4(g).

(h)    No Third Party Beneficiaries. No provision of this Section 6.4 shall (i) create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Sellers or their Affiliates in respect of continued employment (or resumed employment) with Buyers or their Affiliates or create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan that may exist or be established by any Buyer or any of its Affiliates; (ii) be construed as an amendment to any Benefit Plan or any other employee benefit plan; or (iii) constitute a limitation on rights to amend, modify or terminate after the Closing Date any employee benefit plan of any Buyer, any Seller or any of their respective Affiliates.

Section 6.5    Post-Closing Access to Information and Confidentiality.

(a)    For a period of seven (7) years from and after the Closing Date, Sellers and Buyers shall provide each other, and shall cause their respective appropriate Representatives to provide, when reasonably requested to do so by the other Party (and at the requesting Parties’ sole cost and expense), access to all Tax, financial, accounting or other records of or relating to the Assets, the Assumed Liabilities, or the Business (x) permitted to be retained by Sellers under this Agreement, in the case of Sellers, or (y) in respect of any Straddle Period, and the right to make copies or extracts therefrom at its expense. During such seven (7) year period, none of the Parties shall, nor shall they permit their Affiliates (and in the case of Sellers, the Other ET Entities) or Representatives to, intentionally dispose of, alter or destroy any such books, records and other data without giving at least thirty (30) days’ prior written notice to the other Party and permitting such other Party, at its sole cost and expense, to examine, duplicate or repossess such records, files, documents and correspondence; provided, however, that the Parties shall be permitted to dispose of or destroy books, records and other data to the extent permitted by applicable Law and in compliance with such Parties’ ordinary course document retention policies and procedures.

(b)    For a period of two (2) years from and after the Closing Date, each Seller shall, and shall cause its Affiliates (and in the case of Sellers, the Other ET Entities) and Representatives to hold, in confidence any and all proprietary information and data, whether written or oral, relating to Buyers, the Business, the Assets, this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby, including any information and data treated as confidential information under the Confidentiality Agreement; provided, however, that, notwithstanding the foregoing, it is acknowledged and agreed that each Seller may disclose such information or data (i) to its Representatives, so long as any such Representative to whom such disclosure is made needs to know such information in order to (A) assist Sellers in connection with any actual or potential Proceeding with respect to the matters contemplated by this Agreement or any Ancillary Agreement or any Liability retained by or allocable to Sellers pursuant to this Agreement or any Ancillary Agreement, (B) assist Sellers with respect to their obligations to comply with any applicable Law or the rules or regulations of any stock exchange, or (C) assist Sellers with respect to the preparation or review of any historical financial information with respect to periods in which Sellers owned the Assets or the Business or (ii) at the request of any Governmental Entity or as required by an applicable Law or legal process; provided that in such event such Seller will provide prior notice to the extent practicable of such disclosure to Buyers, exercise all commercially reasonable efforts to preserve the confidentiality of the confidential information, including, without limitation, reasonably cooperating with Buyers (at Buyers’ sole expense) to obtain an appropriate order or other reliable assurance that confidential treatment will be accorded such information or data by such Governmental Entity or during such legal process and will disclose only that portion of the confidential information that such Seller is legally required to disclose. Notwithstanding the foregoing, the confidentiality provisions of this Section 6.5(b) shall not apply to any information or data that has been, is or will be (1) generally available to the public other than as a result of a disclosure in violation of this Agreement, (2) available to Sellers or their Representatives on a non-confidential basis from a Person who is not known, after reasonable inquiry, to be bound by a confidentiality agreement with Buyers, or (3) is independently developed by Sellers or their Representatives without use of or reference to the proprietary information. At Closing, all confidential information that is also an Asset or to the extent related thereto shall become the property of Buyers (provided that nothing in this sentence is intended to modify the agreements with respect to the Documents required to be delivered to Buyers pursuant to this Agreement).

Section 6.6    Further Assurances. Upon request of a Party and without further consideration, each other Party shall execute and deliver to the requesting Party such documents and take such actions, which are consistent with the provisions of this Agreement, as the requesting Party reasonably requests to consummate more effectively the intent and purpose of the Parties under this Agreement and the transactions contemplated hereby. Without limiting the generality of the foregoing, if, after the Effective Time, Buyers seek indemnification or recovery from one or more other parties to an Assumed Contract or otherwise seeks to enforce such Assumed Contract and, to obtain such indemnification, recovery or enforcement, it is necessary for Sellers or their Affiliates to initiate a suit, participate in any enforcement proceeding or otherwise provide assistance to Buyers, then, at the request of Buyers, Sellers and their Affiliates shall take such action as Buyers may reasonably request in connection with Buyers’ efforts to obtain such indemnification, recovery or enforcement; provided, however, that Buyers shall (a) reimburse Sellers for all reasonable fees, costs and expenses related to such action and (b) indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses relating to or arising from such action.

Section 6.7    Contact with Business Relations. Except as set forth in Section 5.1(a), during the period from the Signing Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Buyers hereby agree that they are not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any employee (excluding any executive officer), customer, supplier, dealer, material supplier, distributor or other material business relation of a Seller regarding Sellers or the Business.

Section 6.8    Casualty.

(a)    Except as otherwise set forth in Section 6.9, Sellers shall bear the risk of condemnation and the risk of loss, damage or destruction of the Real Property by fire, lightning storm, windstorm, hail, explosion, flooding, hurricane, earthquake, landslide, subversion, theft, act of God, act of terrorism or other casualty event (“Casualty”) prior to the Closing.

(b)    If any Real Property is damaged by a Casualty prior to the Closing (or, with respect to any Real Property that is Leased Real Property in respect of which funds are held in the LSP Escrow Account, at any time after Closing until such funds are released from the LSP Escrow Account) (each, together with an Open Pre-Signing Casualty, a “Casualty Event”), (i) as promptly as practicable (and, in any event, within 48 hours of being on notice of the occurrence thereof), Sellers shall notify Buyers of such Casualty Event in writing or verbally (so long as Sellers also provide notice in writing within a reasonable time), which such notice shall specify with reasonable particularity the applicable Real Property, the loss or damage incurred in the Casualty Event, and the cause thereof, in each case, to the extent then known, and (ii) as promptly as practicable, Sellers shall provide Buyers with (A) any information in clause (i) that was not known when the foregoing notice was given and (B) a good faith estimate of the cost to repair such damage on the particular Real Property (to the extent, in the case of Leased Real Property, that a Seller is obligated to perform any repairs under the applicable Real Property Lease) by a reputable independent third party who is selected by Sellers and is reasonably approved by Buyers; provided, however, that notwithstanding anything herein to the contrary, the failure of Sellers to give the foregoing notices to Buyers shall not constitute a breach of this Agreement for the purposes of Article VII, Article VIII or Article X only if Sellers remedy the Casualty prior to the Closing. With respect to any Casualty Event following which Sellers do not restore, prior to Closing, the Real Property to the same or substantially similar condition as it was in prior to the Casualty Event, the Parties hereby agree as follows:

(i)    subject to clause (iii) of this Section 6.8, if the estimated cost to repair the damage to the Real Property in such Casualty Event is less than or equal to the lesser of fifteen (15%) of the Assigned Drop Value of such Real Property or Two Hundred Fifty Thousand Dollars ($250,000), then Sellers shall pay Buyers the amount necessary to complete the repairs to such Real Property as reflected in such estimate (after taking into account any repairs actually undertaken by Sellers prior to the Closing), and Buyers shall be deemed to have waived any other rights to recover any Losses arising from such damage (including under Article VIII), and this transaction shall be closed as to such Real Property;

(ii)    if the estimated cost to repair such damage to the Real Property in such Casualty Event is in excess of the lesser of fifteen percent (15%) of the Assigned Drop Value of such Real Property or Two Hundred Fifty Thousand Dollars ($250,000) and Seller cannot, or elects not to, restore the applicable Station Property to a state in which the Business can be carried out thereat in a manner consistent with past practice, Buyers shall have the option, in their discretion, to either (A) treat the Real Property as a Rejected Property and reduce the Purchase Price by the Assigned Drop Value assigned to such Real Property on Schedule 2.7, or (B) require Sellers to pay Buyers the amount necessary to repair such damage as reflected in the estimate provided above with respect to such Casualty Event (after taking into account any repairs actually undertaken by Sellers prior to the Closing) and Buyers shall be deemed to have waived any other rights to recover any Losses arising from such damage (including under Article VIII), and this transaction shall be closed as to such Real Property and Sellers shall be entitled to retain any insurance proceeds paid as a result of such Casualty Event under Sellers’ casualty policy;

(iii)    if the Casualty impacts a Leased Real Property and the applicable landlord has the right to terminate the applicable Real Property Lease as a result thereof (and such right has not been waived and the time period, if any, for exercising such right has not expired and does not expire prior to the Closing), then Buyers shall have the option, in their discretion, to treat such Real Property as a Rejected Property and the Purchase Price shall be reduced by the Assigned Drop Value assigned to such Real Property; or

(iv)    if the Casualty impacts a Leased Real Property and the applicable landlord validly exercises a right to terminate the applicable Real Property Lease as a result thereof, then such Real Property shall be deemed to be a Rejected Property and the Purchase Price shall be reduced by the Assigned Drop Value assigned to such Real Property.

Section 6.9    Condemnation.    If, after the date hereof and before the Closing, except as set forth on Schedule 6.9, a part of the Real Property is taken, or noticed or, to Knowledge of Sellers, threatened for taking, by eminent domain (together with the Open Pre-Signing Condemnation Actions, each, a “Condemnation Action”), Sellers shall give Buyers written notice thereof as promptly as practicable (and, in any event, within 48 hours of any Seller first obtaining knowledge of the occurrence thereof). If such Condemnation Action would reasonably be expected to have a permanent and material and adverse effect on the Real Property or the Business at such Real Property (each, a “Total Condemnation Action”), then Buyers shall have the option, in their sole discretion, to (a) treat such Real Property as a Rejected Property and reduce the Purchase Price by the Assigned Drop Value assigned to such Real Property on Schedule 2.7 or (b) in consultation with Sellers, mutually agree on an equitable reduction of the Purchase Price with respect to such Real Property, taking into account, among other things, the probable amount of condemnation proceeds to be received in connection with such Total Condemnation Action, the party to whom such proceeds are to be paid, the cost of restoring such Real Property, and the party obligated to make such restoration, in which case, Buyers shall be deemed to have waived any other right to recover Losses in connection with such Total Condemnation Action (including pursuant to Article VIII). In the event of any Condemnation Action that is not a Total Condemnation Action (each, a “Partial Condemnation Action”), then Buyers shall have the option, in their sole discretion, to (i) in consultation with Sellers, equitably reduce the Purchase Price with respect to the Real Property subject to such Partial Condemnation Action (but in any event, by an amount less than the applicable Assigned Drop Value), taking into account the probable amount of condemnation proceeds received or to be received in connection with such Partial Condemnation Action, the party to whom such proceeds have been or are to be paid, the cost of restoring such Real Property, and the party obligated to make such restoration, in which case, Buyers shall be deemed to have waived any other right to recover Losses in connection with such Partial Condemnation Action (including pursuant to Article VIII), or (ii) require Sellers to (A) pay to Buyers on the Closing any proceeds (except for reimbursement of costs actually incurred by Sellers prior to the Closing) actually received by Sellers at or prior to the Closing as a result of the respective condemnation and (B) assign to Buyers the right to receive any future proceeds received in respect of such condemnation. Sellers shall advise Buyers of any condemnation proceeds received with respect to any Real Property. To the extent a Partial Condemnation Action has occurred prior to the date hereof and such Partial Condemnation Action is not resolved pursuant to the process outlined above and (1) the Partial Condemnation Action has not been completed prior to Closing or (2) Sellers have not completed any necessary repairs or other work, Sellers shall, when received, pay to Buyers the proceeds thereof.

Section 6.10    Operator-On Boarding. Between the Signing Date and the Closing, Sellers shall reasonably cooperate with Buyers efforts to establish a legally-binding business relationship between Buyers and each commissioned marketer or other third party that Buyers select to operate any Station Property upon and following the applicable CIC Conversion Date;

provided, however, that Buyers shall indemnify and hold harmless the Seller Indemnified Parties from and against any actual documented out-of-pocket third-party expenses incurred by any Seller Indemnified Parties relating to or arising from Sellers’ compliance with this Section 6.10, but solely to the extent that such third-party expenses exceed the amount of third-party expenses that would otherwise be incurred by Sellers to transfer such Station Property to Buyers.

Section 6.11    Inspection and Maintenance Deficiencies.

(a)    If in connection with the inspections conducted by Buyers of the Assets prior to Closing, Buyers identify failures, material defects or material disrepair regarding the HVAC, refrigeration equipment, above ground fuel dispensers, canopies, point-of-sale systems, electronic price signs, electric service, fire suppression system, plumbing (including sewer), roofs, parking lots, outside signage and lighting, car wash equipment, foundation or structural aspects of the Station Properties or other material equipment, or material deficiencies with regard to compliance with applicable Law (including the Americans with Disabilities Act), with respect to which repairs are required by Law or are necessary to return the equipment to good operating condition taking into account the age and intended use of the Asset (the “Repairs”), Buyers will obtain an estimate of the cost of the Repairs or, if such item is not reasonably repairable, an estimate of the cost to replace such item. Sellers and Buyers will, prior to Closing, agree on an estimated amount to complete the Repairs, or if the applicable item is not reasonably repairable the cost to replace such item (in any such case, the “Repair Amount”). If Sellers and Buyers are unable to agree on the Repair Amount, the Repair Amount shall be determined by an independent third-party appraiser selected by Sellers and Buyers with experience in estimating the cost of the applicable repairs or replacements, with the fees and expenses of such appraiser payable one-half by Sellers and one-half by Buyers. Subject to the terms of this Section 6.11, Sellers shall use commercially reasonable efforts to complete (or, where Repairs are the responsibility of the landlord under the applicable lease, use commercially reasonable efforts to enforce Sellers’ rights to cause such landlord to complete) all Repairs prior to Closing and to provide Buyers with evidence of such completion. If, despite the use of Sellers’ commercially reasonable efforts, Sellers are unable to complete (or, where applicable, to cause the responsible landlord to complete) the Repairs by the Closing Date, the cost of the unfinished Repairs (based on the Repair Amount) will be deducted from the Purchase Price and Buyers shall have no further right to recover Losses in connection with such Repair (including pursuant to Article VIII). Nothing in this section will affect or limit Sellers’ obligations under Section 5.2.

(b)    In addition, (i) if any roof of any of the Station Properties is in a state of failure or has such material defect as it is not functional or serviceable and the cost of repair would be greater than the cost of replacement or is not reasonably repairable (which term includes roofs that may be repairable, but would reasonably be expected to require additional repair in the next twelve (12) months) then Buyers will obtain an estimate from a contractor reasonably approved by Sellers of the cost of a new roof and the full estimated cost of the new roof will be deducted on the Closing Date from the Purchase Price and Buyers shall have no further right to recover Losses in connection therewith (including pursuant to Article VIII) and (ii) if any HVAC or refrigeration unit or any car wash equipment of any of the Station Properties is in a state of failure or has such material defect as it is not functional or serviceable and the cost of repair would be greater than the cost of replacement or is not reasonably repairable (which term includes HVAC or refrigeration units that may be repairable, but would reasonably be expected to require additional repair in the next twelve (12) months) then Buyers will obtain an estimate from a contractor reasonably approved by Sellers of the cost of a new unit and the full estimated cost of the new unit will be deducted on the Closing Date from the Purchase Price and Buyers shall have no further right to recover Losses in connection therewith (including pursuant to Article VIII).

Section 6.12    Delivery of Documents. Sellers shall use commercially reasonable efforts to deliver, or cause to be delivered, to Buyers, all of the Documents on the Closing Date and shall use commercially reasonable efforts to deliver, or cause to be delivered, as promptly as practicable thereafter, all of the Documents not previously delivered on the Closing Date. From and after the Closing, to the extent that any Buyer reasonably requests that Seller provide to Buyer any additional specified category of books, files, records, or other materials and documents of Sellers relating to any Station Property or to the extent relating exclusively to the Business or the Assets, and such documents are in the possession of Sellers, then Sellers shall use commercially reasonable efforts to provide to Buyers copies of such documents in whatever format they exist; provided that Sellers may retain an original or copy of each such document to the extent it relates to any Excluded Asset or constitutes a Sellers’ Record.

Section 6.13    Effect of Rejected Properties; Purchase Price Adjustments.

(a)    Whether or not identified in any specific section of this Agreement, if a Station Property is designated a Rejected Property pursuant to any provision of this Agreement, (i) neither such Station Property nor any of the Assets located at or exclusively associated with such Station Property shall be deemed to be part of the Assets or Business for any purposes under this Agreement, including with respect to determining whether or not any representation or warranty has been breached by any Party for purposes of determining whether any condition to Closing is satisfied or whether any Party is entitled to indemnification; provided that the foregoing provision shall have no effect on Buyers’ ability to seek indemnification for any Excluded Liabilities or pursuant to Section 8.2(b) with respect to matters occurring prior to such Station Property becoming a Rejected Property, (ii) the Purchase Price shall be reduced by the Assigned Drop Value assigned to such Station Property, (iii) all Liabilities to the extent attributable to or arising from such Rejected Property shall be deemed to be an Excluded Liability and not be a part of the Assumed Liabilities for any purposes under this Agreement, and (iv) if applicable any Real Property Lease associated with such Rejected Property shall be deemed to not be an Assumed Contract.

(b)    In the event that Buyers are entitled to and receive an adjustment to the Purchase Price for any reason under this Agreement, then, the underlying facts, occurrences or conditions resulting in Buyers being entitled to such adjustment to the Purchase Price may not be considered for purposes of determining whether or not any representation or warranty has been breached by any Seller when determining whether any condition to closing has been satisfied.

(c)    The annual supply margin under the Supply Agreement shall be adjusted in accordance with Exhibit C to remove (i) upon rejection, all gallons associated with any Rejected Property, whether rejected before or after Closing and for any reason, (ii) upon divestiture, all gallons associated with any Station Property which is divested after Closing as part of a Remedial Action in accordance with Section 5.4, and (iii) upon expiration, all gallons associated with any Station Property for which the lease expires between January 2, 2018 and December 31, 2028.

Section 6.14    Station Property Work. Set forth on Schedule 6.14(a) is a list, by Station Property, of certain NTI, construction and remodeling work scheduled to be completed by Sellers at the specified Station Properties set forth on such schedule prior to Closing (the “Station Property Work”). Sellers shall have completed all Station Property Work by the Closing Date that is marked on Schedule 6.14(a). Sellers shall use commercially reasonable efforts to complete all other Station Property Work by the Closing Date, at Sellers’ sole cost and expense and pursuant to Sellers’ specifications and plans for such work in existence on the Signing Date, which are set forth on Schedule 6.14(b) (the “Station Property Work Specifications”). If any item of Station Property Work has not been commenced or has commenced but is not completed by the Closing Date (all such items of Station Property Work not completed by the Closing Date, collectively, the “Post-Closing Station Property Work”), (a) Buyers and Sellers shall execute and deliver a site access agreement in a form mutually and reasonably agreeable to the Parties for each applicable Station Property and (b) Sellers shall use commercially reasonable efforts to complete any such Post-Closing Station Property Work, at Sellers’ sole cost and expense, in accordance with the Station Property Work Specifications, as promptly as practicable following the Closing Date; provided that (i) the parties may, but are not required, to mutually agree to have Buyers complete any uncompleted Post-Closing Station Property Work at Buyers cost and expense in exchange for a mutually agreed upon purchase price adjustment or cash payment from Sellers to Buyers and (ii) if any Post-Closing Station Property Work that has not been assumed by Buyers pursuant to clause (i) above is not completed by Sellers prior to the ninetieth (90th) day after the Closing Date, Buyers may elect, but is not required, to complete, at Sellers’ sole cost and expense, any or all of such uncompleted Post-Closing Station Property Work. In the event Buyers are completing any Post-Closing Station Property Work, Sellers agree to provide any information relating to the Business, the Assets or Sellers’ Ordinary Course of Business specifications reasonably necessary to allow Buyers to assume completion of, or to advise or consult with Sellers regarding completion of, as applicable, the Station Property Work.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1    Conditions to Each Party’s Obligation. The respective obligations of each Party to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived in writing to the extent permitted by applicable Law, in whole or in part, by Buyers or Sellers for purposes of consummating such transactions:

(a)    No Legal Prohibition. No Law shall be enacted, promulgated, issued, entered or enforced by any Governmental Entity that is in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the transactions contemplated hereby.

(b)    Antitrust and Governmental Approvals. All waiting periods (and any extensions thereof) applicable to the consummation of the transactions contemplated by this

Agreement under the HSR Act shall have expired or been terminated, and the Orders, consents, Permits, authorizations, waivers, clearances and approvals of any Governmental Entity required to be obtained in respect of the transactions contemplated by this Agreement at or prior to the Closing set forth on Schedule 7.1(b) shall have been obtained and be in full force and effect.

Section 7.2    Conditions Precedent to Buyers’ Obligation. The obligation of each Buyer to consummate the transactions contemplated hereby is subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived in writing to the extent permitted by applicable Law, in whole or in part, by such Buyer for purposes of consummating such transactions:

(a)    Accuracy of Representations and Warranties.

(i)    Each of the representations and warranties of Sellers contained in Section 3.1 (Organization), Section 3.2 (Authority and Enforceability), Section 3.15 (Brokers) and Section 3.17(b) (No Material Adverse Effect) shall be true and correct in all respects as of the Signing Date and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to a specific earlier date or time (in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date or time);

(ii)    The representations and warranties of Sellers contained in Section 3.16(b) (Financial Information of Business) (disregarding any Material Adverse Effect, materiality or similar qualifier) shall be true and correct as of the Signing Date and as of the Closing, as though such representations and warranties were made at and as of the Closing, except to the extent that failures to be so true and correct do not result in a collective reduction to the EBITDA of the Business for the 12 months ended December 31, 2016 set forth in the profit and loss statement referenced in Section 3.16(b) in excess of Thirty Five Million Dollars ($35,000,000); and

(iii)    Each of the representations and warranties of Sellers made in this Agreement (disregarding any Material Adverse Effect, materiality or similar qualifier, except in the case of the representations and warranties in Section 3.17(b) (No Material Adverse Effect)) shall be true and correct as of the Signing Date and as of the Closing, except for representations and warranties that speak as of a specific earlier date or time (in which case such representations and warranties shall be true and correct on and as of such earlier date or time) as though such representations and warranties were made at and as of the Closing, except to the extent that failures to be so true and correct when aggregated together with all other failures of such representations and warranties to be so true and correct do not result, and would not reasonably be expected to result, in collective Losses to Buyers and/or an adverse effect on the Business or the Assets (calculated in accordance with Section 8.4(d)) in excess of Three Hundred Million Dollars ($300,000,000).

(b)    Performance of Obligations. Sellers shall have performed and complied in all material respects with their respective covenants, agreements and obligations under this Agreement that are required to be performed or complied with by Sellers prior to or at the Closing;

(c)    Delivery of Documents and Other Items. Sellers shall have delivered, or caused to have been delivered, to Buyers all of the documents and other items described in Section 9.2.

(d)    Title Policies. Buyers shall have received written confirmation that the Title Company is committed to issue Title Polices with respect to all Real Properties (other than the Rejected Properties).

(e)    Release of Liens. All Liens relating to the Assets shall have been released in full, other than Permitted Liens.

(f)    Required Consents. The consents set forth on Schedule 3.3 (other than those consents to asign Real Property Leases or other Contracts to Buyers) shall have been obtained.

(g)    Indenture Measures. Either:

(i)    the requisite consents pursuant to the Consent Solicitation have been obtained and the Consent Solicitation has been consummated, including payment of any consent fee, pursuant to the terms thereof, (B) supplemental indentures modifying, waiving or deleting the Target Provisions to prevent, any breach, assumption or liability have been executed and delivered by the Issuers, the Note Guarantors and the trustees under the Note Indentures, which supplemental indentures shall have become effective and shall constitute legally valid and binding obligations of the parties thereto, enforceable against the parties thereto in accordance with their terms under the Notes Indentures, and (C) the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements shall not result in or give rise to any default or event of default under the Note Indentures or the Notes or any obligation of the Buyers to assume or become liable for or in respect of any of the Notes or any other obligations in connection with the Note Indentures, or

(ii)    (A) all Notes that have not been delivered to the trustee for cancellation under each Note Indenture will become due and payable within one year by reason of the sending of notices of redemption under such Note Indenture and the Issuers or any Note Guarantor have irrevocably deposited or caused to be deposited with such trustee as trust funds in trust solely for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. government securities, or a combination of cash in U.S. dollars and non-callable U.S. government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay and discharge the entire indebtedness on the Notes not delivered to such trustee for cancellation for principal, premium and Additional Interest (as defined in such Note Indenture), if any, and accrued interest to the date of fixed maturity or redemption; (B) no Default or Event of Default (as such terms are defined in each Note Indenture) has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Guarantor or any Note Guarantor is a party or by which Guarantor or any Note Guarantor is bound; (C) the Issuers or any Note Guarantor has paid or caused to be paid all sums payable by it under each Note Indenture; (D) the Issuers have delivered irrevocable instructions to the trustee under each Note Indenture to apply the deposited money toward the payment of the Notes at the specific redemption date; and (E) the trustee under each Note Indenture shall have executed and delivered evidence of satisfaction and discharge of such Note Indenture.

Section 7.3    Conditions Precedent to Sellers’ Obligation. The obligation of each Seller to consummate the transactions contemplated hereby is subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived in writing to the extent permitted by applicable Law, in whole or in part, by such Seller for purposes of consummating such transactions:

(a)    Accuracy of Representations and Warranties.

(i)    Each of the representations and warranties of Buyers contained in Section 4.1 (Organization), Section 4.2 (Authority), and Section 4.4 (Brokers) shall be true and correct in all respects as of the Signing Date and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to a specific earlier date or time (in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date or time); and

(ii)    Each of the other representations and warranties of Buyers made in this Agreement shall be true and correct in all material respects as of the Signing Date and as of the Closing as though such representations and warranties were made at and as of the Closing, except to the extent that failures to be so true and correct when aggregated together with all other failures of such representations and warranties to be so true and correct do not result, and would not reasonably be expected to restrict, limit or prevent the ability of such Buyer to consummate the transactions contemplated by and perform their obligations under this Agreement and the Ancillary Agreements to which it is or will be a party.

(b)    Performance of Obligations. Buyers shall have (i) made each of the payments contemplated by Section 2.4 and (ii) performed and complied in all material respects with all of Buyers’ other covenants, agreements and obligations under this Agreement that are required to be performed or complied with by Buyers prior to or at the Closing.

(c)    Delivery of Documents and Other Items. Buyers shall have delivered, or caused to have been delivered, all of the documents and other items described in Section 9.3.

(d)    Third Party Consents. Buyers shall have received the consents set forth on Schedule 4.3.

Section 7.4    Frustration of Closing Conditions. Neither either Seller nor either Buyer may rely, either as a basis for not consummating the purchase and sale of the Assets or terminating this Agreement and abandoning such purchase and sale, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement or failure to act in good faith.

ARTICLE VIII

INDEMNIFICATION

Section 8.1    Survival.

(a)    The respective representations, warranties, covenants or agreements of the Parties contained in this Agreement, in the Closing Documents or in any certificate or instrument (including any Seller Estoppel) delivered by or on behalf of any Party pursuant to this Agreement shall survive the Closing as follows:

(i)    the representations and warranties of any Seller as to the matters set forth in this Agreement, the Closing Documents or in any certificate or instrument delivered by or on behalf of any Seller pursuant to this Agreement (the “Seller Surviving Representations”) shall survive the Closing until 11:59 p.m., Dallas time, on the date that is the second (2nd) anniversary of the Closing Date (such date, the “Cutoff Date”); provided that the representations and warranties set forth in (A) the Seller Fundamental Representations shall survive the Closing indefinitely, and (B) Section 3.4 (Tax Matters) shall survive thirty (30) days after the expiration of the applicable statute of limitations and (C) Section 3.8 (Environmental) shall survive the Closing until the Environmental Liability Assumption Date and (D) Section 3.16(d) shall survive until the later of (1) determination of Final 2017 Q1 EBITDA and (2) determination of Final 2016 EBITDA, in each case in accordance with Section 2.9;

(ii)    the representations and warranties of Buyers as to the matters set forth in this Agreement, in the Closing Documents or in any certificate or instrument delivered by or on behalf of any Seller (the “Buyer Surviving Representations”) shall survive the Closing until the Cutoff Date; provided that the representations and warranties set forth in Section 4.1 (Due Organization and Power), Section 4.2 (Authority), Section 4.3 (No Violation) and Section 4.4 (Broker Fees) (collectively, the “Buyer Fundamental Representations”) shall survive the Closing indefinitely; and

(iii)    any covenant or agreement set forth in this Agreement, in the Closing Documents or in any certificate or instrument delivered by or on behalf of any Party pursuant to this Agreement which by its terms is to be performed after the Closing shall survive the Closing until such covenant or agreement has been fully performed in accordance with its terms (the applicable survival date with respect to a given Seller Surviving Representation, Buyer Surviving Representation, covenant or agreement, its “Survival Date”); provided that the Survival Date with respect to the covenants and agreements set forth in Section 6.2 (Tax Matters) shall be thirty (30) days after the expiration of the applicable statute of limitations; provided, further, that from and after the Environmental Liability Assumption Date, Sellers shall have no responsibility or obligations whatsoever with respect to any Assumed Environmental Liabilities, including any indemnification obligations pursuant to Section 8.2 with respect to the Assumed Environmental Liabilities.

(b)    The obligations in this Article VIII to indemnify any Indemnified Party shall terminate and be of no further force or effect, in respect of any Seller Surviving Representation, Buyer Surviving Representation, covenant or agreement, after the applicable Survival Date; provided, however, that such obligations to indemnify shall not terminate with respect to any such Seller Surviving Representation, Buyer Surviving Representation, covenant or agreement as to which the Indemnified Party shall have made, before the applicable Survival Date, a bona fide claim by delivering an Indemnification Notice to the Indemnifying Party, and such claim shall survive (without any release, waiver, reduction, limitation or other modification of any of the Indemnified Party’s rights or remedies for the recovery of indemnification claims set forth herein) until fully and finally resolved in accordance herewith.

Section 8.2    Indemnification by Sellers. Subject to the terms and conditions of this Article VIII, if the Closing occurs, Sellers jointly and severally shall indemnify, defend, and hold harmless Buyers and their Affiliates, and its and their respective Representatives (including each of the foregoing Person’s successors and permitted assigns) (collectively, the “Buyer Indemnified Parties”), from and against, for and in respect of the full amounts (including any accrued interest) of, and shall pay and reimburse each of them for, any and all Losses suffered, sustained, incurred or required to be paid at any time from and after the Closing by the Buyer Indemnified Parties, to the extent based upon, arising out of, resulting from or because of:

(a)    any breach or inaccuracy of any of the Seller Surviving Representations;

(b)    any breach or default in, or failure of any Seller to carry out, perform, satisfy and discharge, any of its covenants, agreements or obligations under this Agreement, the Closing Documents or any other certificate or instrument delivered by or on behalf of any Seller pursuant to this Agreement;

(c)    any Excluded Liability;

(d)    as provided by Section 5.13(c)(B), any uncured breach or default by any Seller of any Real Property Lease or Third Party Lease that is disclosed in a Lease Estoppel or Seller Estoppel; and

(e)    any enforcement of this Article VIII resulting from the failure of any Seller to indemnify any Buyer Indemnified Party in accordance with the terms hereof;

provided, that in no event will Sellers have any indemnification obligations under this Article VIII, from and after the Environmental Liability Assumption Date for any Assumed Environmental Liabilities.

Section 8.3    Indemnification by Buyers. Subject to the terms and conditions of this Article VIII, if the Closing occurs, Buyers jointly and severally shall indemnify, defend and hold harmless Sellers and their Affiliates, and their respective Representatives, and the Other ET

Entities (including each of the foregoing Person’s successors and permitted assigns) (the “Seller Indemnified Parties”), from and against, for and in respect of the full amounts (including any accrued interest) of, and shall pay and reimburse each of them for, any and all Losses suffered, sustained, incurred or required to be paid at any time from and after the Closing by the Seller Indemnified Parties, to the extent based upon, arising out of, resulting from or because of:

(a)    any breach or inaccuracy of any of the Buyer Surviving Representations;

(b)    any breach or default in, or failure of any Buyer to carry out, perform, satisfy and discharge, any of its covenants, agreements or obligations under this Agreement, the Closing Documents or any certificate or instrument delivered by or on behalf of such Buyer pursuant to this Agreement;

(c)    any Assumed Liabilities;

(d)    a Third Party Claim brought (including by a Governmental Entity) after the Closing Date in which a Seller Indemnified Party is a named party, to the extent (i) the underlying allegations relate to Buyers’ ownership or operation of the Assets following Closing and (ii) the applicable Seller Indemnified Party was named in such Third Party Claim because Sellers operated the Assets prior to Closing and (iii) the underlying allegations do not relate to Sellers’ ownership or operation of the Business or Assets on or prior to Closing; provided that no Seller Indemnified Party shall be entitled to indemnification in respect of such Third Party Claim to the extent a Buyer Indemnified Party would otherwise be entitled to indemnification from Sellers hereunder with respect to such Third Party Claim;

(e)    any Third Party Claims resulting or arising from, or otherwise related to Sellers’ performance of their obligations pursuant to Section 6.10;

(f)    Buyers’ indemnification obligations set forth in Section 5.9 and Section 6.6;

(g)    from and after the Environmental Liability Assumption Date, any Assumed Environmental Liabilities; and

(h)    any enforcement of this Article VIII resulting from the failure of Buyers to indemnify any Seller Indemnified Party in accordance with the terms hereof.

Section 8.4    Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:

(a)    except for Losses in respect of (i) breaches of the representations and warranties set forth in Section 3.4 (Tax Matters) or (ii) the Seller Fundamental Representations (it being understood that Losses based upon, arising out of, resulting from or because of clauses (i) and (ii) of this clause (a) shall not be subject to the limitations of this Section 8.4(a) and shall not count towards the Deductible), no Buyer Indemnified Party may shall be entitled to recover for any claim for indemnification pursuant to Section 8.2(a) in respect of the Seller General Representations until the aggregate amount of Losses recoverable under Section 8.2(a) equals or exceeds Fifteen Million Dollars ($15,000,000) as of the Closing (the “Deductible”), after which the Buyer Indemnified Parties may seek recovery for Losses in excess of the Deductible; provided, however, that no Losses may be claimed by any Buyer Indemnified Party or shall be reimbursable or shall be included in calculating the aggregate Losses for purposes of this clause (a) other than Losses in excess of Fifty Thousand Dollars ($50,000) (the “Per-Claim Deductible”) resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances (any and all Losses arising from, affecting or related to a Station Property (whether or not such Losses are related to one another) shall, for the purposes of the Per-Claim Deductible, be deemed to arise out of the same facts, events or circumstances);

(b)    except for any Losses in respect of (i) breaches of the representations and warranties set forth in Section 3.4 (Tax Matters) or (ii) the Seller Fundamental Representations (it being understood that Losses arising from clauses (i) and (ii) of this Section 8.4(b) shall not be subject to the limitations of this Section 8.4(b)), the aggregate amount of indemnifiable Losses that may be recovered by a Buyer Indemnified Party pursuant to Section 8.2(a) in respect of the Seller General Representations shall be 8.5% of the Purchase Price as of Closing (such amount, the “Cap”);

(c)    in no event shall the aggregate amount of Losses for which Sellers are obligated to indemnify the Buyer Indemnified Parties with respect to any matter set forth in Section 8.2(a), (b) and (d) exceed in the aggregate the Purchase Price;

(d)    for purposes of determining (i) whether any representation or warranty is inaccurate or has been breached and (ii) the amount of Loss resulting from any inaccuracy in or breach of any representation or warranty, calculating Losses under this Article VIII, and satisfying the Deductible and Per-Claim Deductible, any materiality or Material Adverse Effect qualifications contained in the representations, warranties, covenants, agreements and other obligations shall be disregarded such that each representation, warranty, covenant, agreement and other obligation shall be deemed to be made or given without any such materiality qualifications;

(e)    no Indemnified Party shall be entitled to recover any amount of Losses to the extent included in the calculation of the Purchase Price or any adjustment to the Purchase Price;

(f)    no Indemnified Party shall be entitled to recover any amount of Losses relating to any matter arising under one provision of this Agreement to the extent such Indemnified Party (or other Buyer Indemnified Parties in the event of a Buyer Indemnified Party, or other Seller Indemnified Parties in the event of a Seller Indemnified Party) has already recovered such amount with respect to such matter pursuant to such provision or any other provision of this Agreement;

(g)    except for any Losses in respect of the Buyer Fundamental Representations (it being understood that Losses arising from this Section 8.4(g) shall not be subject to the limitations of this subsection (g) and shall not count towards the Deductible), no Seller Indemnified Party may shall be entitled to recover for any claim for indemnification pursuant to Section 8.3(a) in respect of the Buyer General Representations until the aggregate amount of Losses recoverable under Section 8.3(a) equals or exceeds the Deductible, after which the Seller Indemnified Parties may seek recovery only for Losses in excess of the Deductible; provided, however, that no Losses may be claimed by any Seller Indemnified Party or shall be reimbursable or shall be included in calculating the aggregate Losses for purposes of this subsection (g) other than Losses in excess of the Per-Claim Deductible resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances;

(h)    except for any Losses in respect of the Buyer Fundamental Representations (it being understood that Losses arising from this subsection (h) shall not be subject to the limitations of this subsection (h)), the aggregate amount of Losses for which Buyers are obligated to indemnify the Seller Indemnified Parties under Section 8.3(a) in respect of the Buyer General Representations shall not exceed the Cap;

(i)    in no event shall the aggregate amount of Losses for which Buyers are obligated to indemnify the Seller Indemnified Parties with respect to any matter set forth in Section 8.3 exceed in the aggregate the Purchase Price;

(j)    If any Buyer Indemnified Party is entitled to assert a claim for indemnification either under Section 8.2(a) or Section 8.2(b) on the basis of Sellers’ breach or default in, or failure to carry out, perform, satisfy and discharge their obligations under Section 5.16, then the Buyer Indemnified Party shall assert the claim (i) under Section 8.2(a) if the change, event, circumstance, development, condition, occurrence or effect that was not disclosed would not have resulted in any of the conditions set forth in Article VII not being satisfied if it had been disclosed or (ii) under Section 8.2(b) if the change, event, circumstance, development, condition, occurrence or effect that was not disclosed would have resulted in any of the conditions set forth in Article VII not being satisfied if it had been disclosed. If any Seller Indemnified Party is entitled to assert a claim for indemnification either under Section 8.3(a) or Section 8.3(b) on the basis of Buyers’ breach or default in, or failure to carry out, perform, satisfy and discharge their obligations under Section 5.16, then the Seller Indemnified Party shall assert the claim (A) under Section 8.3(a) if the change, event, circumstance, development, condition, occurrence or effect that was not disclosed would not have resulted in any of the conditions set forth in Article VII not being satisfied if it had been disclosed or (B) under Section 8.3(b) if the change, event, circumstance, development, condition, occurrence or effect that was not disclosed would have resulted in any of the conditions set forth in Article VII not being satisfied if it had been disclosed; and

(k)    For the avoidance of doubt, no Party shall be entitled to, or obligated to provide, indemnification under this Article VIII for any breach or nonperformance under the APlus License Agreement, the LTC License Agreement, the Stripes License Agreement, the Supply Agreement, the Transition Services and Operations Agreement, or the Transportation Services Agreement.

Section 8.5    Procedures Relating to Indemnification Between Buyers and Sellers. Any Buyer Indemnified Party or Seller Indemnified Party (either such Party, an “Indemnified Party”) making an indemnification claim pursuant to this Article VIII for any matter not involving a Third Party Claim shall provide written notice (each, an “Indemnification Notice”) to the Party or Parties that are obligated to indemnify such Indemnified Party in accordance with this Agreement (such Party or Parties, the “Indemnifying Party”) as soon as reasonably practicable after becoming aware of such indemnification claim; provided, however, that any failure on the part of the Indemnified Party to so notify the Indemnifying Party shall not limit any of the obligations of the Indemnifying Party under this Agreement except to the extent such Indemnifying Party is actually prejudiced by reason of such failure. The Indemnification Notice shall reasonably set forth the specific facts and circumstances, in reasonable detail (to the extent then reasonably known), giving rise to the claim, the amount of Loss or Losses (or a non-binding, reasonable estimate thereof if the actual amount is not known and, to the extent known, the method of calculation of such amount) that the Indemnified Party has suffered, sustained or incurred, or expects to suffer, sustain or incur, and the specific Section(s) of this Agreement upon which the Indemnified Party is relying in seeking such indemnification and such other information with respect thereto as the Indemnifying Party may reasonably request.

Section 8.6    Procedures Relating to Indemnification for Third Party Claims.

(a)    Any Indemnified Party making a claim for indemnification pursuant to this Article VIII for any third party claim shall deliver an Indemnification Notice to the Indemnifying Party promptly (but in no event more than thirty (30) days) after becoming aware of any Proceeding against the Indemnified Party by a third party (a “Third Party Claim”); provided, however, that any failure on the part of the Indemnified Party to so notify the Indemnifying Party shall not limit any of the obligations of the Indemnifying Party under this Agreement except to the extent such Indemnifying Party is actually and materially prejudiced by reason of such failure. The Indemnification Notice shall reasonably set forth the specific facts and circumstances, in reasonable detail (to the extent then reasonably known), giving rise to the claim, the amount of Loss or Losses (or a non-binding, reasonable estimate thereof if the actual amount is not known and, to the extent known, the method of calculation of such amount) that the Indemnified Party has suffered, sustained or incurred, or expects to suffer, sustain or incur, and the specific Section(s) of this Agreement upon which the Indemnified Party is relying in seeking such indemnification and such other information with respect thereto as the Indemnifying Party may reasonably request, and a copy of all pleadings and correspondence to or from any third party related thereto, if available. Any Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim at such Indemnifying Party’s expense, and at its option shall be entitled to assume the defense of any Third Party Claim against an Indemnified Party with respect to which the Indemnifying Party is, or could be determined to be, obligated to indemnify, defend and hold harmless the Indemnified Party pursuant to this Agreement by appointing counsel reasonably satisfactory to the Indemnified Party, at the Indemnifying Party’s sole expense, to be the lead counsel in connection with such defense; provided that the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose (provided that notwithstanding anything herein to the contrary other than the immediately following sentence, the fees and expenses of such separate counsel shall be borne by the Indemnified Party and shall not be recoverable from such Indemnifying Party); provided that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third Party Claim (and the Indemnified Party shall assume defense thereof and all reasonable attorneys’ fees and expenses relating thereto shall constitute Losses subject to indemnification hereunder) if (i) the Third Party Claim relates to or arises in connection with any criminal Proceeding involving actions by any Indemnified Party or any other Proceeding by a Governmental Entity involving any Indemnified Party, (ii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified

Party, (iii) the Third Party Claim has or would reasonably be expected to result in Losses a substantial portion of which are in excess of the applicable limitations on liability, if any, to Sellers’ indemnification obligations set forth in Section 8.4 with respect to such Third Party Claim, and Sellers and Guarantors do not waive the applicability of such limitations on liability (such that Sellers and Guarantors assume liability for all Losses in respect of such Third Party Claim), (iv) the Indemnified Party reasonably believes (based on the advice of counsel) that the interests of the Indemnifying Party and the Indemnified Party with respect to such claim are in conflict with one another and, as a result, the Indemnifying Party could not adequately represent the interests of the Indemnified Party in such claim, (v) the Indemnifying Party has failed or is failing to defend in good faith the Third Party Claim, (vi) the Indemnifying Party has not acknowledged in writing that such Third Party Claim is subject to, and Indemnified Party is entitled to, indemnification pursuant to this Article VIII (provided, however, that such acknowledgment shall not include any waiver or statement regarding the merits of the Third Party Claim itself), or (vii) the Indemnifying Party fails to give written notice that it will assume the defense of such Third Party Claim within thirty (30) days after delivery of the Indemnified Party’s Indemnification Notice in accordance with Section 11.6 and this Section 8.6(a); provided, however, that in the case of clause (vi) or (vii), if at any point during the defense of a Third Party Claim that an Indemnifying Party was not entitled to assume due to clause (vi) or (vii) hereof, the Indemnifying Party subsequently acknowledges in writing the matters contemplated therein, then the Indemnifying Party shall be entitled from and after the time of such acknowledgment, to assume the defense of such Third Party Claim.

(b)    In the event that the Indemnifying Party is entitled to, and does, assume the defense of the Third Party Claim in accordance with Section 8.6, the Indemnifying Party shall have the right to conduct such defense and take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party, and the Indemnified Party shall have the right (but not the obligation) to participate in the defense of such Third Party Claim and to employ, at its own expense, counsel separate from counsel employed by the Indemnifying Party. The Indemnifying Party shall not be entitled to adjust, compromise or settle any Third Party Claim or permit a default or consent to the entry of any judgment without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless (i) such settlement, adjustment, compromise or judgment consists solely of money damages to be fully paid by the Indemnifying Party, (ii) such settlement, adjustment, compromise or judgment includes as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a full and complete written release of each Indemnified Party and its Representatives, reasonably satisfactory to the Indemnified Party, from all Losses or other Liability in respect to such Third Party Claim, (iii) such settlement, adjustment, compromise or judgment would not result in the statement of liability, wrongdoing, criminal offense or finding or admission of any violation of Law by the Indemnified Party, and (iv) as a result of such settlement, adjustment, compromise or judgment, no injunctive or other equitable relief would be imposed against the Indemnified Party. If the Indemnifying Party does not or is not permitted to assume, or continue control of, or withdraws from, the defense of a Third Party Claim pursuant to this Section 8.6 and the Indemnified Party assumes the defense thereof, the Indemnified Party shall not settle, adjust or compromise or permit a default or consent to entry of any judgment in respect of any Third Party Claim if the Indemnifying Party shall have any obligation as a result of such settlement (whether monetary or otherwise) unless such settlement, adjustment, compromise or judgment is consented to in writing by the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed. All attorneys’ fees and other costs and expenses relating to the defense by the Indemnified Party shall be included in Losses except as provided in Section 8.6(a).

(c)    Each Party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim. Without limiting the generality of the foregoing, (i) if the Indemnified Party assumes the defense of a Third Party Claim in accordance with this Section 8.6, the Indemnifying Party shall make available to the Indemnified Party any documents and materials in its possession or control that may be necessary to the defense, negotiation, settlement, adjustment or compromise of such Third Party Claim and (ii) if the Indemnifying Party assumes the defense of a Third Party Claim in accordance with this Section 8.6, the Indemnified Party shall make available to the Indemnifying Party any documents and materials in its possession or control that may be necessary to the defense, negotiation, settlement, adjustment or compromise of such Third Party Claim. Any consent to be given by the Buyer Indemnified Parties under this Section 8.6 shall be given by any Buyer acting on behalf of the Buyer Indemnified Parties and any consent to be given by the Seller Indemnified Parties under this Section 8.6 shall be given solely by any Seller acting for and on behalf of the Seller Indemnified Parties.

(d)    With respect to a Third Party Claim under this Section 8.6, after (i) any final decision, judgment, or award shall have been rendered by a Governmental Entity of competent jurisdiction and the expiration of the time in which to appeal therefrom, (ii) a settlement, adjustment or compromise shall have been consummated, or (iii) the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party in accordance with this Agreement with respect to such matter and the Indemnifying Party shall pay all of such remaining sums so due and owing to the Indemnified Party in accordance with this Section 8.6, within ten (10) Business Days following the determination of such sums in accordance with the foregoing clauses (i), (ii) and (iii).

(e)    If for whatever reason (including the Indemnifying Party’s failure to pay any judgment, settlement, adjustment, compromise, attorney’s fees or court costs with respect thereto), the Indemnified Party is required to pay any indemnification claim or any portion thereof, or if the Indemnified Party is permitted under the terms hereof to retain its own counsel with respect to any indemnification claim at the Indemnifying Party’s expense, the Indemnified Party may pay such amounts which the Indemnified Party may deem reasonably appropriate after giving written notice of same to the Indemnifying Party. In the event of any such payments by the Indemnified Party pursuant to this Section 8.6(e), the Indemnifying Party shall reimburse the Indemnified Party for the amounts actually so paid by the Indemnified Party within ten (10) Business Days after the Indemnified Party’s written demand therefor.

Section 8.7    Insurance Effect.

(a)    The amount payable under this Article VIII in respect of any Loss shall be calculated net of any insurance proceeds actually received by the Indemnified Party on account thereof, which insurance proceeds shall be net of (i) any out-of-pocket costs and expenses of the Indemnified Party in pursuing the same and (ii) the deductible or self-insured retention for such insurance policies; provided that, Buyers shall use their commercially reasonable efforts to obtain insurance proceeds from any Title Policies if the facts or circumstances support valid claims against the insurance policies but shall not otherwise be required to seek to obtain insurance proceeds or institute Proceedings in order to obtain insurance proceeds.

(b)    In the event that an insurance or other recovery is made at any time after an indemnification payment by the Indemnifying Party has been made with respect to any indemnified Loss, then, to the extent of the amount of such indemnification payment, a refund equal to the aggregate net amount of the recovery (after deducting (i) any out-of-pocket costs and expenses of the Indemnified Party in pursuing the same and (ii) the deductible for such insurance policies) shall be made within ten (10) Business Days of receipt of such recovery to the applicable Indemnifying Party.

(c)    Notwithstanding anything to the contrary in this Agreement, none of the obligations or restrictions related to insurance or recovery of claims or any other limitations set forth in this Article VIII shall apply to any environmental insurance policy procured by Buyers.

Section 8.8    Characterization of Indemnification Payments; Withholding. Unless otherwise required by Law, all payments made pursuant to Article VIII hereof shall be treated for U.S. federal and applicable state income Tax purposes as adjustments to the Purchase Price.

Section 8.9    Source of Payments. Except with respect to any offset under the Supply Agreement in accordance with the provisions of the Guarantee Agreement and the Supply Agreement, any amounts payable by Buyers or Sellers with respect to an indemnification claim pursuant to this Article VIII shall be paid by wire transfer of immediately available funds to the applicable Sellers or Buyers within ten (10) Business Days of the final determination thereof.

Section 8.10    Duty to Mitigate. Subject to any limitations set forth in Section 8.7, in all cases in which an Indemnified Party is entitled to be indemnified in accordance with this Agreement, such Indemnified Party shall use commercially reasonable efforts to mitigate all Losses, including by pursuing commercially reasonable rights and remedies available to such Indemnified Party against third parties which are reasonably likely to result in a net reduction of Losses with respect to which such Indemnified Party may be entitled to indemnification hereunder and by incurring costs to the extent necessary to remedy the breach which gives rise to the Loss; provided, however, that such Indemnified Party shall not be required to commence or participate in any litigation or offer or grant any accommodation (material or otherwise) to any third parties; provided, further, that (a) all out-of-pocket costs and expenses incurred in connection with such efforts to mitigate and (b) the deductible for any insurance policies that cover Losses, shall, in each case, constitute Losses subject to indemnification hereunder. For the avoidance of doubt, absent bad faith, a failure to successfully mitigate on the part of an Indemnified Party shall not relieve any Indemnifying Party of its obligations hereunder.

Section 8.11    Effect of Investigation. The representations, warranties, covenants, agreements and obligations of an Indemnifying Party contained in this Agreement and the Closing Documents, and an Indemnified Party’s right to indemnification or any other remedy with respect thereto, shall not be affected or deemed waived by reason of any investigation made at any time by or on behalf of the Indemnified Party (including by any of its Representatives) or any knowledge acquired (or capable of being acquired) by or on behalf of the Indemnified Party (including by any of its Representatives) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of, compliance with or performance of, any such representation, warranty, covenant, agreement or obligation. The waiver or non-assertion of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, or any termination right set forth in Section 10.1 based on the accuracy of any representation or warranty, or on the performance of or compliance with any such covenant, agreement or obligation, shall not affect any Indemnified Party’s right to indemnification or any other remedy based on such representations, warranties, covenants, agreements and obligations.

Section 8.12    Exclusive Remedy. Subject to the right of each Party to seek specific performance and injunction of this Agreement pursuant to Section 11.18 or any other provisions hereof granting any other form of equitable relief or any other rights or remedies or providing for dispute resolution following the Closing (including Section 6.1), from and after the Closing, and without limiting the provisions of this Article VIII, the Parties acknowledge and agree that the indemnification provisions contained in this Article VIII shall be the sole and exclusive remedy of the Parties for any Losses arising out of, related to, or in connection with this Agreement or the Closing Documents, whether sounding in tort, contract or otherwise, or whether at law or in equity. In furtherance of the foregoing, but subject to the exceptions set forth in the two immediately preceding sentences, each Seller, on the one hand, and each Buyer, on the other hand, hereby waives on its own behalf and on behalf of its Affiliates to the fullest extent permitted under Law, any and all rights and remedies it or they may have against the other Party arising under or based upon this Agreement or the Closing Documents, in equity or otherwise (including those based on statutory and common law negligence and strict liability or arising under any Environmental Laws, including CERCLA), with respect to indemnification claims except pursuant to the indemnification provisions set forth in this Article VIII. No Party shall be entitled to a rescission of this Agreement (or any Ancillary Agreements) related to the breach of any representations, warranty, covenant or agreement contained herein.

Section 8.13    No Limitations or Waiver Relating to Claims for Fraud or Criminal Activity. Notwithstanding any provision of this Agreement to the contrary, the liability of any Party under this Article VIII shall be in addition to, and not exclusive of, any other liability that such Party may have at law or in equity (whether arising by contract, tort or otherwise) based on such Party’s fraud, Willful Misconduct or criminal activity. No provision set forth in this Agreement, including any other provision of this Article VIII, shall be deemed a waiver by any Party to this Agreement of any right or remedy which such Party may have at law or in equity based on any other Party’s fraud, Willful Misconduct or criminal activity nor will any such provisions limit, or be deemed to limit, (a) the amounts of recovery sought or awarded in any such claim for such other Party’s fraud, Willful Misconduct or criminal activity; (b) the time period during which a claim for such other Party’s fraud, Willful Misconduct or criminal activity; or (c) the recourse that any such Party may seek against another Party with respect to a claim for such other Party’s fraud, Willful Misconduct or criminal activity. For purposes of this

Agreement, (i) “fraud” means actual, and not constructive, fraud with the intent to deceive in connection with the transactions contemplated by this Agreement or any Ancillary Agreements and (ii) any Party’s fraud, Willful Misconduct or criminal activity by any officer or director acting with the apparent authority of any Seller or any Buyer or any of their respective Affiliates in connection with the Transactions contemplated by this Agreement shall be deemed the Party’s fraud, Willful Misconduct or criminal activity of, respectively, Sellers and Buyers.

Section 8.14    Certain Intentions. THE PARTIES INTEND THAT THE INDEMNITIES SET FORTH IN THIS ARTICLE VIII BE CONSTRUED AND APPLIED AS WRITTEN ABOVE, NOTWITHSTANDING ANY RULE OF CONSTRUCTION TO THE CONTRARY. WITHOUT LIMITING THE FOREGOING, SUCH INDEMNITIES WILL APPLY NOTWITHSTANDING ANY STATE’S “EXPRESS NEGLIGENCE” OR SIMILAR RULE THAT WOULD DENY COVERAGE BASED ON A PARTY’S (THAT IS OTHERWISE ENTITLED TO INDEMNIFICATION) SOLE OR CONCURRENT, ACTIVE OR PASSIVE NEGLIGENCE. IT IS THE INTENT OF THE PARTIES THAT, TO THE EXTENT PROVIDED ABOVE, THE INDEMNITIES SET FORTH IN THIS ARTICLE VIII WILL APPLY TO SUCH A PARTY’S SOLE OR CONCURRENT, ACTIVE OR PASSIVE NEGLIGENCE. THE PARTIES AGREE THAT THIS PROVISION IS “CONSPICUOUS” FOR PURPOSES OF ALL STATE LAWS.

Section 8.15    Escrow Matters.

(a)    If prior to the applicable Survival Date, a Buyer Indemnified Party makes a bona fide indemnification claim by delivering an Indemnification Notice to Sellers in accordance with this Article VIII, then Sellers shall, within thirty (30) days after delivery of the each such Indemnification Notice, notify Buyers in writing that either (i) Sellers agree and acknowledge that (A) the claim underlying such Indemnification Notice is subject to indemnification pursuant to this Article VIII and (B) Sellers shall indemnify, defend, and hold harmless the applicable Buyer Indemnified Party, from and against any and all Losses suffered, sustained, incurred or required to be paid by the Buyer Indemnified Parties in respect of the claims underlying such Indemnification Notice, in accordance with this Article VIII (each, an “Indemnity Acknowledgment”) or (ii) Sellers do not believe the claim underlying such Indemnification Notice is subject to indemnification pursuant to this Article VIII (each, an “Indemnity Dispute Notice”). For any Indemnification Notice delivered by a Buyer Indemnified Party on or prior to the third (3rd) anniversary of the Closing Date, if Sellers deliver an Indemnity Dispute Notice or Sellers fail to timely deliver an Indemnity Acknowledgment, then the parties shall negotiate in good faith to resolve such claim until the ninetieth (90th) day after the delivery of the Indemnification Notice for such claim, and during such time, Buyers shall make available to Sellers any non-privileged documents and materials in their possession or control (and subject to reasonable and customary precautions to comply with confidentiality obligations and applicable Law) that may be necessary to evaluate the facts and circumstances underlying any claim. Any claim with respect to which Sellers have not provided an Indemnity Acknowledgment or Buyers have not withdrawn, and remains subject to dispute by such date shall be referred to as a “Claim Subject to Escrow.”

(b)    In the event there is any Claim Subject to Escrow, then Sellers shall promptly cause to be deposited with the Escrow Agent an amount equal to the estimated Losses of the applicable Buyer Indemnified Party set forth in the Indemnification Notice (which amount may be a good faith estimate and shall not limit the amount of Losses to which such Buyer Indemnified Party is ultimately entitled to indemnification) to serve as non-exclusive, readily available funds to satisfy the indemnification obligations of Sellers, if any, in respect of the indemnification claim underlying such Indemnification Notice; provided, that (i) Sellers shall not be required to deposit into the Indemnity Escrow Account more than Ten Million Dollars ($10,000,000) in the aggregate in any calendar quarter (each a “Quarterly Indemnity Escrow Deposit”) and (ii) Sellers shall not be required to deposit into the Indemnity Escrow Account more than Fifty Million Dollars ($50,000,000) in the aggregate at any given time (it being understood that (A) to the extent Sunoco would otherwise be required to deposit funds in excess of Fifty Million Dollars ($50,000,000) in respect of indemnification claim(s) but for this provision, then Sunoco shall make additional deposits into escrow in respect of such claim(s) if and when the balance of the Indemnity Escrow Account is less than Fifty Million Dollars ($50,000,000) and (B) such amount is not intended to serve as a cap on Sellers indemnification obligations under the Asset Purchase Agreement or hereunder). Sellers shall not be required to deposit any funds into the Indemnity Escrow Account for indemnification claims made after the third (3rd) anniversary of the Closing Date. However, if a Buyer Indemnified Party delivers an Indemnification Notice prior to the third (3rd) anniversary of the Closing Date that requires Sellers to make a Quarterly Indemnity Escrow Deposit but Sellers have not funded the full amount of estimated Losses set forth in the related Indemnification Notice (regardless of whether such additional payments into the Indemnity Escrow Account are before or after the third (3rd) anniversary of the Closing Date), then Sellers shall continue to make Quarterly Indemnity Escrow Deposits (on every three month anniversary of the prior required payment date) into the Indemnity Escrow Account in respect of such indemnification claim, subject to the Fifty Million Dollar ($50,000,000) maximum on required escrow funds at any given time described above. The Escrow Agent shall deposit such funds (and all other funds required to be deposited in respect of claims which are the subject of other Indemnification Notices) into a separate account (the “Indemnity Escrow Account”). The funds in the Indemnity Escrow Account shall be held in escrow as trust funds and shall not be subject to any Lien, attachment, trustee process or other judicial process of any creditor of any Person and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement, the Asset Purchase Agreement and the Escrow Agreement. The release of any funds from the Indemnity Escrow Account shall occur only upon joint written instructions or a final, non-appealable judgment, each as more fully described in the Escrow Agreement. Prior to funding the Indemnity Escrow Account for any claim made in an Indemnification Notice, if Sellers deliver an Indemnity Acknowledgment for such claim and pay in full all Losses already incurred to date by the Buyer Indemnified Parties in respect of such claim then Sellers shall not be required to deposit any funds into the Indemnity Escrow Account in respect of such claim.

ARTICLE IX

CLOSING

Section 9.1    Closing Date. Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Section 10.1, the closing with respect to the transactions contemplated hereby (the “Closing”) shall take place at the offices of Vinson & Elkins LLP in Houston, Texas, 10:00 a.m., Houston time, on the date (the “Closing Date”) that is (a) two (2) Business Days after all of the conditions set forth in

Article VII have been satisfied or, to the extent permitted by applicable Law and the terms of this Agreement, waived in writing (other than those conditions which by their terms are intended to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law and the terms of this Agreement, waiver of those conditions) or (b) such other date as mutually agreed upon by Buyers and Sellers. The Parties agree that the Closing may be conducted through the Title Company serving as escrow agent, by overnight mail and federal funds wires and simultaneously in different locations to avoid the travel and additional expenses of requiring all Parties to be simultaneously located in the same place.

Section 9.2    Items to be Delivered by Sellers. At the Closing, Sellers shall deliver or cause to be delivered to Buyers, the Title Company the following documents and other items, in each case duly executed or otherwise in proper form, including for recording, if applicable:

(a)    one or more bills of sale, each in a form mutually agreeable to the Parties (the “Bill of Sale”);

(b)    a special warranty deed with respect to each of the Owned Real Properties, in a form mutually agreeable to the Parties, as may be adjusted to comply with local Law and recording requirements applicable to the jurisdiction where an Owned Real Property is located (each, a “Special Warranty Deed”);

(c)    an assignment and assumption agreement with respect to the Assumed Contracts other than the Real Property Leases and Third Party Leases, a form mutually agreeable to the Parties (the “Assignment and Assumption Agreement”) (excluding those contracts for which a Contract Consent remains pending in accordance with Section 5.14);

(d)    assignments and assumptions of each of the Real Property Leases, in a form mutually agreeable to the Parties (each, an “Assignment and Assumption of Real Property Lease”) (excluding those real property leases for which a Lease Consent remains pending in accordance with Section 5.14);

(e)    assignments and assumptions of each of the Third Party Leases, in a form mutually agreeable to the Parties (each, an “Assignment and Assumption of Third Party Lease”);

(f)    the Lease Consents that have been obtained on or prior to the Closing in accordance with Section 5.13;

(g)    a counterpart of the Transition Services and Operations Agreement, duly executed by Sunoco Retail;

(h)    a counterpart of the Escrow Agreement, duly executed by Sellers;

(i)    [reserved]

(j)    a counterpart of the Supply Agreement, duly executed by SUN LLC;

(k)    a counterpart of the Transportation Services Agreement, duly executed by Sunoco Retail and Sunoco, LLC;

(l)    a certificate of an authorized officer of each Seller, dated as of the Closing Date, in form and substance satisfactory to Buyers, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) are satisfied;

(m)    a counterpart of the LTC License Agreement, duly executed by Sellers;

(n)    a counterpart of the APlus License Agreement, duly executed by Sellers;

(o)    a counterpart of the Stripes License Agreement, duly executed by Sellers.

(p)    a certificate of non-foreign status of each Seller (or its regarded owner for U.S. federal income Tax purposes, if such Seller is an entity disregarded from its owner for U.S. federal income Tax purposes) meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(q)    a joint written instruction to the Title Company instructing it to make the distributions to Sellers in accordance with Section 2.4(b);

(r)    the Lease Estoppels that have been obtained on or prior to the Closing;

(s)    the Seller Estoppels, if any;

(t)    the SNDAs, if any;

(u)    the Tank Owner Change Forms and any other related documents required to be prepared, executed or delivered by Sellers to Buyers;

(v)    all affidavits, indemnity agreements and other documents reasonably and customarily required by the Title Company to induce the Title Company to issue the Title Policies for all Owned Real Properties and Ground Leases, in each case to the extent required by the Title Company;

(w)    five (5) DVD copies of the Data Room Site as of the Closing; and

(x)    such other specific instruments of transfer, conveyance and assignment as the Title Company may reasonably request.

Section 9.3    Items to be Delivered by Buyers. At the Closing, Buyers shall deliver the following documents or payments to Sellers or the Title Company, as applicable, in each case duly executed or otherwise in proper form:

(a)    the Assignment and Assumption Agreement;

(b)    each Assignment and Assumption of Lease;

(c)    each Assignment and Assumption of Third Party Lease;

(d)    a counterpart of the Transition Services and Operations Agreement, duly executed by the applicable Buyer;

(e)    a counterpart of the Supply Agreement, duly executed by SEI Fuel;

(f)    a counterpart of the Transportation Services Agreement, duly executed by the applicable Buyer;

(g)    a counterpart of the Escrow Agreement, duly executed by the applicable Buyer;

(h)    a counterpart of the LTC License Agreement, duly executed by the applicable Buyer;

(i)    a counterpart of the APlus License Agreement, duly executed by the applicable Buyer;

(j)    a counterpart of the Stripes License Agreement, duly executed by the applicable Buyer;

(k)    if required, a properly completed resale exemption certificate for all Inventory;

(l)    a joint written instruction to the Title Company instructing it to make the distributions to Sellers in accordance with Section 2.4(b);

(m)    immediately available funds sufficient to pay the Purchase Price pursuant to Section 2.4(b);

(n)    a certificate of an authorized officer of each Buyer, dated as of the Closing Date, in form and substance satisfactory to Sellers, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(a) are satisfied; and

(o)    the Tank Owner Change Forms and any other related documents required to be prepared, executed or delivered by Buyers to Sellers.

Section 9.4    Closing and Other Costs.

(a)    Rents; Utilities. Any rents, utilities and other pre-paid expenses (excluding, for the avoidance of doubt, any Income Taxes, Property Taxes, and Covered Transaction Expenses), customarily adjusted for commercial real estate closings conducted in the Real Property’s jurisdiction shall be prorated in accordance with the principles in Section 6.2(b).

(b)    Covered Transaction Expenses. Sellers shall pay all Covered Transaction Expenses and Excess Covered Transaction Expenses. Sellers shall pay all costs and expenses of any repairs and retests that are not Qualified Retests related to Fuel Equipment Inspections.

(c)    Except to the extent otherwise expressly set forth in this Agreement (including Section 5.4, Section 5.5 and Section 6.1), all other costs and expenses incurred by the Parties shall be borne by the Party that has incurred such expenses.

ARTICLE X

TERMINATION

Section 10.1    General. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, only as follows:

(a)    By the written agreement of Buyers and Sellers;

(b)    by Buyers or Sellers, by written notice given before the Closing, if the Closing has not occurred on or before the nine month anniversary of the Signing Date; provided, however, that such nine month period may be extended for an additional three month period (for a total of 12 months from the Signing Date) by either Buyers or Sellers in the event that all conditions to Closing set forth in Article VII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived by Sellers and Buyers other than Section 7.1(b); provided further, that the agreement may be extended for an additional three month period if both Buyers and Sellers agree in writing so long as all conditions to Closing set forth in Article VII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) continue to be satisfied or have been waived by Sellers and Buyers other than Section 7.1(b); provided however, that if a Party seeking extension pursuant to this Section 10.1(b) is in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement, including such Party’s failure to satisfy any condition to the Closing that is within the control of such Party (other than conditions which, by their nature, are to be satisfied by actions taking at the Closing), then such Party may not extend this Agreement pursuant to this Section 10.1(b) without the express written consent of the other Party;

(c)    By Buyers or Sellers, by written notice given before the Closing, if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any final, non-appealable Order, that has the effect of making the consummation of the transactions contemplated hereby illegal or that otherwise prohibits consummation of such transactions;

(d)    By Sellers, by written notice given before the Closing, if any of the representations or warranties of Buyers set forth in this Agreement are not true and correct or if a Buyer has failed to perform any covenant or agreement on the part of such Buyer set forth in this Agreement (including an obligation to consummate the Closing) that is the cause of the failure of any of the conditions to Closing set forth in either Section 7.1 or Section 7.3, respectively, to be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not or are not capable of being cured within sixty (60) days after written notice thereof is delivered to Buyers; provided that Sellers are not then in breach of this Agreement; or

(e)    By Buyers, by written notice given before the Closing, if any of the representations or warranties of Sellers set forth in this Agreement are not true and correct or if

Sellers have failed to perform any covenant or agreement on the part of Sellers set forth in this Agreement (including an obligation to consummate the Closing) that is the cause of the failure of any of the conditions set forth in either Section 7.1 or Section 7.2, respectively, to be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not or are not capable of being cured within sixty (60) days after written notice thereof is delivered to Sellers; provided that Buyers are not then in breach of this Agreement.

(f)    By Buyers, in accordance with Section 5.22(e), by written notice given to Sellers not later than the fifth (5th) Business Day after the conclusion of the arbitration proceeding contemplated by Section 5.22(e).

Section 10.2    Procedure for Termination. To terminate this Agreement as provided in Section 10.1(b) through Section 10.1(e), the terminating Party shall provide the other Parties with written notice of its election to terminate this Agreement, and upon delivery of such written notice in accordance with Section 11.6, or upon termination by mutual written agreement pursuant to Section 10.1, as applicable:

(a)    The transactions contemplated hereby shall be terminated, without further action by any Party;

(b)    Buyers shall return or destroy all documents and copies and other materials received from or on behalf of Sellers relating to the transactions contemplated hereby, whether so obtained before, on or after the execution and delivery of this Agreement, in accordance with the Confidentiality Agreement.

Section 10.3    Effect of Termination. If this Agreement is validly terminated in accordance with Section 10.1, then this Agreement shall forthwith become wholly void and of no further force and effect, and there shall be no Liability under this Agreement on the part of Buyers or Sellers, except that (i) the provisions of Section 10.3 and Article XI and any other Section or Article of this Agreement referenced in such provisions which are required to survive in order to give appropriate effect to such provisions, shall in each case survive any termination of this Agreement, and (ii) any Liability of any Party for any failure to perform any of its obligations under this Agreement prior to such termination (including any failure by a Party to consummate the transactions contemplated by this Agreement if it is obligated to do so hereunder) shall remain in full force and effect.

ARTICLE XI

MISCELLANEOUS

Section 11.1    Publicity. The Parties agree that, from and after the Signing Date, prior to the Closing, no public release, written statement or announcement concerning the transactions contemplated hereby shall be issued or made without the prior written consent of both Parties, except for the content of any such release or announcement that is required by Law, including the rules or regulations of any United States or foreign securities exchange, which release or announcement shall be provided to the other Party for its review and approval (such approval not to be unreasonably withheld, delayed or conditioned) as soon as reasonably practicable prior to such disclosure. Notwithstanding the foregoing, any Party may issue a press release on the Closing Date; provided that such Party shall allow the other Party reasonable time to comment on such release in advance of, and approve, such issuance (which approval shall not be unreasonably withheld, delayed or conditioned).

Section 11.2    Assignment. Except to the extent otherwise expressly set forth in this Agreement, no Party may assign, transfer or encumber this Agreement, or its rights or obligations hereunder, in whole or in part, voluntarily or by operation of Law, without the prior written consent of the other Parties, and any attempted assignment, transfer or encumbrance without such consent shall be void and without effect; provided that notwithstanding the foregoing, either Buyer may, without the prior consent of Sellers, assign or transfer any of its rights or obligations hereunder (a) to an Affiliate of such Buyer, (b) to third parties as are reasonably necessary to facilitate the conversion of any Station Property into a Station Property that becomes operated by a commissioned marketer or other third party at or after the Closing, which may include assigning to one or more third parties the right to acquire certain Assets, and the obligation to pay the purchase price for such Assets, and the inspection rights in Section 5.1(a) and (c) assign or transfer their rights hereunder and obligations to acquire the car wash Inventory and pay the applicable purchase price with respect to the car wash Inventory included within the Assets to Ryko Solutions, Inc. or its Affiliates. Upon any such permitted assignment, the references in this Agreement to the applicable Buyer shall also apply to any such assignee unless the context otherwise requires. No such permitted assignment by either Buyer, in whole or in part, shall release such Buyer of any of its obligations hereunder or under any Ancillary Agreement, including with respect to the payment of the entire purchase price. For the avoidance of doubt, nothing contained herein or in any Ancillary Agreement shall prevent any deemed indirect transfer by Sellers or Buyers of this Agreement as a result of a recapitalization, reorganization, merger, consolidation or other similar business combination of Sellers, Guarantors or their respective Affiliates; provided that if Sellers, Guarantors and/or such Affiliates or Buyer and/or such Affiliates are not the continuing or surviving entities of such transaction, the applicable continuing or surviving entity shall have assumed the obligations of Sellers, Guarantors or Buyers, as applicable, under this Agreement.

Section 11.3    Parties in Interest. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective permitted successors and permitted assigns.

Section 11.4    Amendment. Except as otherwise expressly set forth herein, no modifications, amendments or supplements to this Agreement, whether by course of conduct or otherwise, shall be valid and binding unless set forth in a written agreement executed and delivered by the Parties.

Section 11.5    Waiver. Except as otherwise expressly provided herein, no waiver by any Party of any of the provisions of this Agreement shall be effective unless set forth in a written instrument making specific reference to this Agreement executed and delivered by the Party so waiving. No failure on the part of a Party to exercise, and no delay in exercising, any right, power or remedy shall constitute a waiver thereof, nor shall any single or partial exercise of such right, power, or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

Section 11.6    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) and shall be sent by (a) delivery in person by hand (with written confirmation of receipt), (b) facsimile or e-mail (with written confirmation of acceptance), (c) next day delivery by a nationally recognized overnight courier, or (d) registered or certified mail (postage prepaid, return receipt requested) to the other Parties as follows:

TO BUYERS:	7-Eleven, Inc. SEI Fuel Services, Inc. 3200 Hackberry Road Irving, Texas 75063 Attention: Ian Williams E-mail: Ian.Williams@7-11.com

With a copy (which shall not constitute notice) to:	7-Eleven, Inc. SEI Fuel Services, Inc. 3200 Hackberry Road Irving, Texas 75063 Attention: General Counsel E-mail: legal@7-11.com

Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Ave., Suite 4100 Dallas, Texas 75238 Attention: Thomas Yang Matt Zmigrosky Fax: 214-969-4343 E-mail: tyang@akingump.com mzmigrosky@akingump.com

TO SELLERS:	Susser Petroleum Operating Company, LLC 8111 Westchester Drive Dallas, Texas 75225 Attention: Joseph Kim Phone: (214) 840-5586 E-mail: joseph.kim@sunoco.com

With a copy (which shall not constitute notice) to:	Susser Petroleum Operating Company, LLC 8111 Westchester Drive

Dallas, Texas 75225 Attention: Arnold Dodderer Phone: (214) 840-5934 E-mail: arnold.dodderer@sunoco.com and

Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77024 Attention: W. Matthew Strock Lande Spottswood Fax: 713-615-5650 E-mail: mstrock@velaw.com lspottswood@velaw.com or to such other person or address as any Party shall have specified by notice in writing to the other Party in accordance with this Section 11.6. The inability to deliver notice because of a changed address of which no notice was given as provided above, or because of rejection or other refusal to accept any notice, shall be deemed to be the receipt of the notice as of the date of such inability to deliver or rejection or refusal to accept. Any notice to be given by any Party hereto may be given by the counsel for such Party on behalf of such Party. If personally delivered, then such communication shall be deemed delivered upon actual receipt; if sent by email or facsimile transmission, then such communication shall be deemed delivered the day of the transmission if confirmation is also received or, if the transmission is not made on a Business Day, the first Business Day after transmission (and sender shall bear the burden of proof of delivery); if sent by overnight courier, then such communication shall be deemed delivered upon receipt; and if sent by U.S. mail, then such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal.

Section 11.7    Table of Contents. The Table of Contents to this Agreement is for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 11.8    Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, then such provisions shall be construed so that the remaining provisions of this Agreement shall not be affected, but shall remain in full force and effect, and any such illegal, void or unenforceable provisions shall be deemed, without further action on the part of any person or entity, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in the applicable jurisdiction, so long as the economic or legal substance of the transaction contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon a determination that any provision is invalid, illegal, or incapable of being enforced, the

Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transaction contemplated hereby is consummated as originally contemplated to the greatest extent possible.

Section 11.9    No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each Party confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

Section 11.10    Governing Law; Jurisdiction; Venue; Waiver of Jury Trial. The Parties agree that this Agreement and all matters arising from or relating to this Agreement shall be governed by and construed and the rights and obligations of the Parties hereunder determined in accordance with the Laws of the State of Texas, without regard to the conflict of laws principles thereof. The Parties irrevocably and unconditionally submit to the jurisdiction of the United States District Court for the Northern District of Texas or, if jurisdiction is not available therein, the Texas district court located in Dallas County, Texas, in any action or proceeding arising out of or relating to this Agreement, and each of the Parties irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such state court or, to the fullest extent permitted by applicable Law, in such federal court. Without limitation of other means of service, the Parties agree that service of any process, summons, notice or document with respect to any action, suit or proceeding may be served on it in accordance with the notice provisions set forth in Section 11.6. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties agrees that a final judgment in any such suit, action or proceeding brought in an appropriate court pursuant to this Section 11.10 shall be conclusive and binding upon the Parties, as the case may be, and may be enforced in any other courts to whose jurisdiction the Parties, as the case may be, are or may be subject, by suit upon such judgment. THE PARTIES HERETO HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO BUYERS’ INVESTIGATION OF THE BUSINESS, THE ASSETS, THIS AGREEMENT, THE NEGOTIATION AND EXECUTION OF THIS AGREEMENT OR ANY CONTRACT ENTERED INTO PURSUANT HERETO (EXCEPT TO THE EXTENT OTHERWISE EXPRESSLY SET FORTH THEREIN) OR THE PERFORMANCE BY THE PARTIES OF ITS OR THEIR TERMS IN ANY SUIT, ACTION OR PROCEEDING OF ANY TYPE BROUGHT BY ONE PARTY AGAINST THE OTHER, REGARDLESS OF THE BASIS OF THE CLAIM OR CAUSE OF ACTION.

Section 11.11    No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, each Party covenants, agrees and acknowledges that no recourse under this Agreement, any Ancillary Agreement or any documents or instruments delivered in connection with this Agreement or any Ancillary Agreement shall be had against any of Sellers’ or Buyers’ respective past, present or future Related Parties, in each case other than Sellers, Buyers or any of their respective successors and permitted assignees under this Agreement, and other than any of Sellers’ or Buyers’ respective past, present or future Related Parties under any

Ancillary Agreement to which such Related Party is party, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the past, present or future Related Parties, as such, for any obligation or liability of a Seller or a Buyer under this Agreement, any Ancillary Agreement or any documents or instruments delivered in connection herewith or therewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, nothing in this Section 11.11 shall relieve or otherwise limit the liability of a Seller or a Buyer, as such, for any breach or violation of its obligations under such agreements, documents or instruments.

Section 11.12    Disclosure Schedules. The Disclosure Schedules shall be arranged in separate parts corresponding to the numbered and lettered Sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify other representations and warranties only to the extent the applicability of such disclosure to such other representations and warranties is readily apparent on its face. If there is any inconsistency between the statements in the body of this Agreement and those in the Disclosure Schedules, the statements in the body of this Agreement shall control. The information contained in this Agreement and the Disclosure Schedules attached hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract). Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any section of the Disclosure Schedules shall be deemed to be disclosed and incorporated by reference in any other Section of the Disclosure Schedules as though fully set forth in such other section of the Disclosure Schedules for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any section of the Disclosure Schedules shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement. Any capitalized term used in the Disclosure Schedules and not otherwise defined therein has the meaning given to such term in this Agreement.

Section 11.13    No Third Party Beneficiary. Except as set forth in Article VIII, the Parties agree that nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the Parties, SUN and their respective successors and permitted assigns. No Person, other than the Parties and SUN, may rely hereon or derive any benefit hereby as a third-party beneficiary or otherwise.

Section 11.14    Entire Agreement. This Agreement, the Confidentiality Agreement and the Ancillary Agreements together with the Schedules and Exhibits hereto and thereto, constitute the entire agreement between the Parties with respect to the subject matter contained herein and therein, and supersede all prior agreements and understandings, oral and written, between the Parties, with respect to the subject matter hereof; there are no conditions to this Agreement that are not expressly stated in this Agreement. All Exhibits, Schedules and other attachments identified in this Agreement are a material part of this Agreement and are incorporated herein by reference.

Section 11.15    No Recording of this Agreement. Before the Closing, neither Party shall record this Agreement among any land or clerk’s records or with any other governmental office. If either Party records this Agreement, it shall be deemed, at the option of the other Party: (a) ipso facto null and void and of no further force; or (b) a material breach and serve as a basis for termination or other remedies as provided by this Agreement.

Section 11.16    Time of Essence. With regard to all covenants, dates and time periods set forth or referred to in this Agreement, time is of the essence. Without limiting the foregoing, Buyers and Sellers hereby confirm their intention and agreement that, except as otherwise expressly provided in this Agreement, time shall be of the essence for the performance of all actions (including, without limitation, the giving of notices, the delivery of documents and the funding of money) required or permitted to be taken under each and every provision of this Agreement, notwithstanding any subsequent modification or extension of any date or time period that is provided for under this Agreement.

Section 11.17    Prevailing Party. If any litigation, other court action, or proceeding is commenced by any Party to enforce its rights under this Agreement against any other Party, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing Party in such litigation, action, arbitration, or proceeding shall be reimbursed by the losing Party. As used in this Section, the term “prevailing Party” shall mean the Party that has succeeded upon a significant issue in the action and achieved a material benefit with respect to the claims at issue, taken as a whole.

Section 11.18    Specific Performance. Sellers acknowledge and agree that irreparable damage would occur to Buyers in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and Buyers acknowledge and agree that irreparable damage would occur to Sellers in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of Buyers, on the one hand, and Sellers, on the other hand shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which Buyers or Sellers may be entitled at law or in equity. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which Buyers or Sellers may have under this Agreement or otherwise.

Section 11.19    Counterparts. This Agreement may be executed and delivered (including by facsimile or .pdf signatures) in one or more counterparts. All counterparts shall collectively be deemed to constitute a single agreement, such agreement becoming effective when one or more counterparts have been signed by each of the Parties and delivered to all other Parties, it being understood that all Parties need not sign the same counterpart.

Section 11.20    Time Periods. Any reference in this Agreement to the time for the performance of obligations or elapsed time shall mean consecutive calendar days, months, or years, as applicable. Whenever the term “day” is used in this Agreement, it shall refer to a calendar day unless otherwise specified. In computing any period of time under this Agreement, the date of the act or event from which the designated period of time begins to run shall not be included. In the event the time for performance of any obligation hereunder expires on a day that is not a Business Day, the time for performance shall be extended to the next succeeding Business Day.

Section 11.21    Parent Guarantee. As a material inducement to Buyers’ willingness to enter into this Agreement and perform their obligations hereunder, Guarantors shall enter into a Guarantee Agreement (the “Guarantee Agreement”), in a form reasonably acceptable to Buyers, pursuant to which it shall unconditionally guarantee full performance and payment by each Seller of each of the covenants, obligations and undertakings required to be performed by such Seller under this Agreement and the Ancillary Agreements, such that each Buyer shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any breach or nonperformance of any Seller (including nonpayment) directly against either or all of Guarantors and Sellers in the first instance, in all cases subject to all terms, conditions and limitations contained in this Agreement and the Guarantee Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date set forth above by their duly authorized representatives.

BUYERS:

7-ELEVEN, INC.

By:	/s/ Joseph M. DePinto
Name:	Joseph M. DePinto
Its:	President and Chief Executive Officer

SEI FUEL SERVICES, INC.

By:	/s/ Marc Clough
Name:	Marc Clough
Its:	President

SIGNATURE PAGE

ASSET PURCHASE AGREEMENT

SELLERS:

SUSSER PETROLEUM PROPERTY
COMPANY LLC

By:	/s/ Robert W. Owens
Name:	Robert W. Owens
Its:	President and CEO

SUNOCO RETAIL LLC

By:	/s/ Robert W. Owens
Name:	Robert W. Owens
Its:	President

TOWN & COUNTRY FOOD STORES, INC.

By:	/s/ Robert Bradley Williams
Name:	Robert Bradley Williams
Its:	President

STRIPES LLC

By:	/s/ Robert W. Owens
Name:	Robert W. Owens
Its:	President and CEO

MACS RETAIL LLC

By:	/s/ Robert W. Owens
Name:	Robert W. Owens
Its:	President and CEO

solely for purposes of Section 11.21 and Section 5.21 of this Agreement

SUNOCO LP
By: Sunoco GP LLC, its general partner

By:	/s/ Robert W. Owens
Name:	Robert W. Owens
Its:	President and CEO

SIGNATURE PAGE

ASSET PURCHASE AGREEMENT

solely for purposes of Section 11.21 of this Agreement

SUNOCO, LLC

By:	/s/ Robert W. Owens
Name:	Robert W. Owens
Its:	CEO

solely for purposes of Section 5.21 of this Agreement

SUNOCO FINANCE CORP.

By:	/s/ Robert W. Owens
Name:	Robert W. Owens
Its:	President and CEO

SIGNATURE PAGE

ASSET PURCHASE AGREEMENT